SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2005
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                     Form 40-F ☐
          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                                         No☑
          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company also has investments in the telecommunications sector and certain other activities. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.
The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.
Table of contents:
- Half-year Report as of June 30, 2005;
- Report of the External Auditors on the half-year report as of June 30, 2005.

Half-Year Report
June 30, 2005

Report on operations

     The Enel structure

(1)	From January 1, 2005 Enel Green Power, Enel Logistica Combustibill and Conphoebus were merged into Enel Produzione.

(2)	From January 1, 2005 Enel. it and Enel Facility Management were merged into Enel Ape.

Corporate Boards

Board of Directors	Board of Statutory Auditors

Chairman	Chairman
Piero Gnudi	Eugenio Pinto

Chief Executive Officer and General Manager	Auditors
Fulvio Conti	Carlo Conte
Franco Fontana

Directors	Alternate Auditors
Giulio Ballio	Giancarlo Giordano
Augusto Fantozzi	Paolo Sbordoni

Alessandro Luciano
Fernando Napolitano
Francesco Taranto	Secretary
Gianfranco Tosi	Claudio Sartorelli
Francesco Valsecchi

Independent Auditors
KPMG SpA
Division of powers
Board of Directors
The Board is vested by the bylaws with the broadest powers for the ordinary and extraordinary management of the Company, and specifically has the power to carry out all the actions it deems advisable to implement and attain the corporate purpose.
Chairman of the Board of Directors
The Chairman is vested by the bylaws with the powers to represent the Company legally and to sign on its behalf, presides over Shareholders’ Meetings, convenes and presides over the Board of Directors, and ascertains that the Board’s resolutions are carried out.
Chief Executive Officer
The Chief Executive Officer is also vested by the bylaws with the powers to represent the Company legally and to sign on its behalf, and in addition is vested by a Board resolution of May 30, 2005 with all powers for managing the Company, with the exception of those that are otherwise assigned by the law or the bylaws or that the aforesaid resolution reserves for the Board of Directors.

Significant events in the 1st Half of 2005
Adoption of international accounting principles
The Consolidated Financial Statements of the Enel Group at June 30, 2005 were prepared in accordance with International Financial Reporting Standards (IFRS) applicable for interim financial reports.
In the present report, figures for the first half of 2004 provided for comparative purposes were restated under IFRS. The effect of the adoption of IFRS with respect to figures reported for the first half of 2004 under Italian GAAP is described in the related attachment.
Information on discontinued operations
As required under IFRS, income data is reported (both those for 2005 and comparative 2004 figures) and balance sheet data at June 30, 2005 are commented separately for continuing operations and discontinued operations.
Events that determined the inclusion of the Transmission Networks and Telecommunications sectors among discontinued operations are described below.
Transmission networks: sale of stake in Terna
At June 30, 2005, Enel holds a 36.14% interest in Terna, a listed companies that owns over 90% of Italy’s electricity high and super high voltage transmission lines that constitute the National Transmission Network (NTN).
Law 290 dated October 27, 2003, subsequently amended by Law 239 dated August 23, 2004, required Enel to reduce its holding in Terna to no more than 20% by July 1, 2007.
On May 24, 2005, Enel signed an agreement to sell to Cassa Depositi e Prestiti a 29.99% stake in Terna for consideration that, depending on the weighted average of listed prices of Terna’s shares in a set period prior to closing of the sale, will be between a minimum of euro 1,228 million and a maximum of euro 1,412 million, as provided in the Memorandum of understanding underwritten by the two companies on March 23, 2005.
The closing of the transaction is subject to certain conditions, including, among other things, the approval of the Antitrust Authority of the transfer of the stake from Enel to Cassa Depositi e Prestiti.
On August 5, 2005, the Antitrust Authority approved the sale on condition that Cassa Depositi e Prestiti sells within 24 months from July 1, 2007 the 10.2% stake it holds in Enel. Until such sale, the Authority has imposed transitorily two conditions regarding the independence of the Board of Directors of Terna and the definition of the role of the company’s Advisory Committee, as per Decree of the President of the Council of Ministers dated May 11, 2004.
Keeping into account the sale contract underwritten on May 24, 2005, the result of the inquiry of the Authority, and possible alternatives to the sale available on the market, Enel deems the sale of a 29.99% stake in Terna as highly probable.
As a result of the prospected sale, expected to be concluded by the end of 2005, Enel’s share in the company will be reduced to slightly more than 6.1%.
Such share is expected to be reduced further as a result of the assignment by January 5, 2006 of bonus shares to eligible underwriters of the IPO carried out in June 2004. By the first half of 2006, Enel’s stake in Terna will therefore be equal to about 5%.
Telecommunications: sale of stake in Wind
On August 11, 2005 Enel and Weather Investments S.A.R.L., a company controlled by entrepreneur Nagiub Sawiris, singed the contract for the sale to the latter of a controlling stake in Wind Telecomunicazioni, as provided in a sale agreement underwritten on May 26, 2005 and subject to the approval of competent Authorities. More specifically, Enel sold to a subsidiary of Weather a 62.75% stake in Wind for a consideration of euro 2,986 million.
Prior to the operation, Sawiris had sold to another Weather subsidiary a 50% plus one share stake in Orascom Telecom Holding, a mobile phone company with principal operations in the Middle East, Africa and Pakistan, whose shares are listed on the Cairo stock exchange and traded as General Depositary Receipts (GDR) on the London stock exchange.
On August 11, 2005, Enel has also underwritten a capital increase of Weather, acquiring a 5.2% stake for euro 305 million.
According to the agreement signed in May, Enel and Weather will hold put and call options giving Enel the right to sell and Weather the right to buy the residual 37.25% share in Wind held by Enel between January 15, 2006 and June 30, 2006. Based on the exercise of such options, Enel will thus be entitled to receive euro 328 million in cash and a further share in Weather, thus increasing its stake in the company to 26.1% worth about euro 1,960 million.
The conclusion of such operations allows Enel to receive about euro 3 billion in cash, to deconsolidate Wind’s debt and to acquire a 26.1% stake in Weather.
Pursuant to agreements underwritten, the sale of the entire capital stock of Wind will be completed by the first half of 2006. As a result, in the present Half-Year Report, Wind Group is reported among discontinued operations.

Acquisition of Slovenské Electràrne (SE)
On February 17, 2005 Enel signed a contract for the acquisition of a 66% share in the capital stock of Slovenké Electràrne (SE), the main electricity generator in Slovakia and the second largest in Central-Eastern Europe. SE has a generation portfolio of about 7,000 MW (83% of Slovakia’s installed generation capacity), well balanced between thermal, hydro and nuclear power, with a very competitive generation cost. The consideration for the sale is euro 840 million against which Enel has made a deposit of euro 168 million. The conclusion of the operation is subject to certain conditions which has not yet occurred at June 30, 2005, and is expected to take place by the end of 2005 or the beginning of 2006.
Sale of electricity distribution and sale activities
In application of Legislative Decree no. 79/99, on February 18, 2005, Enel Distribuzione and Meta signed a preliminary agreement for the sale to Meta of the business relating to the distribution and sale of electricity in 18 municipalities of the Modena Province, for a total consideration of euro 127 million. The agreement provides for the transfer of over 3,700 kilometers of lines, serving about 80,000 customers with an aggregate annual consumption of 610 GWh, and is expected to be concluded in the second half of 2005.
On June 27, 2005, Enel and SET (controlled by the Province of Trento) signed the final agreement for the sale to SET of Enel electricity distribution networks in the province of Trento. The electricity distribution business of the Trento province, comprising of about 6,700 km of distribution lines, 3,000 substations and has 259 employees, serving about 255,000 customers, was sold on July 1, 2005 for a consideration of euro 169 million.
The sale is part of a wider operation worth about euro 198 million between Enel, SET and the Autonomous Province of Trento, which includes the sale of 15 buildings used in the context of the distribution network.
Euro 1 billion public offer of Enel bonds
The euro 1 billion Public Offer of Enel bonds reserved to Italian investors closed early on March 8, 2005. The issue is part of Enel’s debt refinancing program and consists of two bonds, both with a 7-year maturity, of which euro 600 million issued at an annual fixed rate of 3.625%, and euro 400 million at a floating rate equal to the 6-month Euribor plus a spread of 10 basis points. Both are repayable in full on March 14, 2012.
Sale by Enel of a 13.86% share in the capital stock of Terna
On March 31, 2005, after an accelerated bookbuilding procedure with Italian and foreign investors, Enel sold 13.86% of the capital stock of subsidiary Terna for euro 568 million. The operation was settled through the delivery of the securities and the payment of the price on April 5, 2005. As a result of such sale, at June 30, 2005, Enel’s share in Terna declines to 36.14%.
Acquisition of Electrica Banat and Electrica Dobrogea
On April 28, 2005 Enel underwrote a contract for the acquisition of a 24.62% stake in Romanian electricity distribution companies Electrica Banat and Electrica Dobrogea for euro 35 million. The two companies have 3,629 employees and serve about 1,400,000 customers, representing about 20% of Romania’s market for the distribution and sale of electricity.
The total amount paid for the acquisition, equal to euro 115 million, includes the underwriting of a capital increase already carried out. As a result of the transaction, Enel’s resulting share in the two companies is 51%.
Disposal of Enel.Hydro
On May 10, 2005, Enel concluded the sale to Compagnie Générale des Eaux, a water sector holding company of the Veolia Environment Group, of the entire capital stock of Enel.Hydro, which holds Enel’s interests in the water sector in the Calabria Region and in the Latina Province, in addition to a 20% stake in Idrosicilia, a corporate vehicle through which Enel participates in water supply activities in Sicily. The consideration for the sale amounts to approximately euro 36 million.
Appointment of the new Board of Directors
On May 26, 2005, the Shareholders’ Meeting of Enel appointed the new Board of Directors, whose term will expire at the approval of the 2007 financial statements. The Board of Directors is formed by Piero Gnudi, confirmed as Chairman, Fulvio Conti, appointed Chief Executive Officer and General Manager, Giulio Ballio, Augusto Fantozzi, Alessandro Luciano, Fernando Napolitano, Francesco Taranto, Gianfranco Tosi and Francesco Valsecchi. The Shareholders’ Meeting has also appointed Eugenio Pinto as Chairman of the Board of Statutory Auditors following the resignation of Angelo Provasoli.
Cooperation agreement between Enel and EDF
On May 30, 2005, Enel and EDF signed a Memorandum of Understanding for the joint development of new generation EPR (European Pressurized Reactor) nuclear plants. According to such program, Enel and EDF will cooperate in the construction, implementation and management of an EPR technology nuclear program in France, expected to become operational by 2012.
Enel will have a 12.5% share in the generation capacity of nuclear plants developed. The agreement provides also for the early access by Enel, starting in January 2006, to nuclear power capacity available in France. Obligations of the parties with respect to the agreement are still being negotiated.
Sale of a 50% stake in Brindisi LNG
On June 21, 2005, Enel Trade sold to BG Group its 50% stake in Brindisi LNG, a company created for the purpose of building and managing a Liquefied Natural Gas regasification terminal located in the Brindisi harbor.
The agreement provides for the payment to Enel Trade of costs incurred in the project, amounting to about euro 44 million. At the date of the closing, BG Group paid to Enel Trade about euro 17 million, while the payment of the residual amount is expected to take place within 12 months of the closing, subject to conditions linked to the continuation of the project by BG Group.

Regulatory aspects and tariffs
Pool Market for electricity
From January 1, 2005, participants in the Pool Market for electricity started direct bidding for electricity, thus completing the reform of the domestic electricity market. To allow the start of active demand, the Authority published (through Resolution no. 237/04) new rules for dispatching, providing for a transitional period (January-March 2005, subsequently extended to June 2005) for the settlement of part of the imbalances.

With Resolution no. 254/04, the Authority adapted the mechanism for the mitigation of the exercise of market power for 2005. The new mechanism provides for the ongoing monitoring of offers formulated by operators through cross checks performed on a number of indicators enabling to detect of out-of-line behaviors. Whenever limits set for the said indicators are exceeded, the operator responsible for the anomalies is required to make a binding fixed offer for its entire offer both on the day-ahead market and the market for ancillary services valid for thirty days subsequent to the behavior considered abusive. Against such offer, the operator receives a remuneration calculated based on the pay-as-bid method and not on the system marginal price. Enel appealed the Resolution against the Lombardy Regional Administrative Court, obtaining its suspension (confirmed by the State Council) and subsequently its annulment. The mitigation mechanism did not therefore become effective and a subsequent resolution of the Authority (no. 50/05) reinstated benchmarks for the monitoring of the electricity market, eliminating sanctions introduced with its previous resolution.
Capacity payment
At the end of December 2004, the Authority started the process for the adoption of a final regulation on Capacity Payment and subsequently, on March 18, 2005, it published a document proposing to operators a new mechanism for the remuneration of production capacity. While awaiting the adoption of a final regulation on the matter, resolution 140/05 extended the transitional method applicable in 2004 for the whole of 2005, though introducing minor changes. The ISO had previously published a list of critical days in 2005 in which demand for electricity was expected to peak, in addition to a list of plants admitted to the system for the remuneration of reserve generation capacity, all necessary elements for the functioning of the capacity payment mechanism.
Amounts due for the first Half of 2005 on account of capacity are therefore determined based on the transitional method.

General charges of the electricity system
Through a joint decree dated August 6, 2004, the Ministry of Productive Activities and the Ministry of Economics and Finance set the amount of electricity generation costs that may not be recovered through tariffs and the extra costs incurred due to the forced relocation abroad of unloading and regasification activities for natural gas imported from Nigeria (stranded costs and Nigerian gas costs). On December 1, 2004, the European Commission approved the Decree, making it effective.
On June 22, 2005, the Ministry of Productive Activities and the Ministry of Economics and Finance issued a joint decree that sets the terms for the reimbursement of stranded costs. The decree delays payments over a period ending in 2009 and provides for the payment of euro 300 million by July 2005, in addition to subsequent quarterly payments (up to a maximum of euro 80 million each) between September 30, 2005 and June 2006. With a future resolution, the Authority will set the terms for payments subsequent to June 30, 2006. All payments will be made to operators on a proportional basis, while payments made subsequent to January 2006 will bear a set interest, compensating for possible delays in payment beyond 2009.
“Emission Trading” and related norms
In the field of the reduction of greenhouse gas emissions, EU Directive 87/2003 (as modified by EU Directive 101/2004) introduced an emission trading system (ETS) effective January 1, 2005. The Directive requires Member States from January 1, 2005 to ensure that all generation plants falling within the scope of the Directive do not emit greenhouse gases without a specific license issued by the competent national authority.
The provisions of EU Directive 87/2003 were implemented into Italian Legislation through the “2004 EU Law (“Rules for the compliance with obligations deriving from the belonging of Italy to the European Communities”), converted into Law 62, dated April 18, 2005. The Law requires the Government to issue, within 18 months of its coming into effect, the decrees for its implementation.
Through Legislative Decree 273 dated November 12, 2004, converted into Law 316 dated December 30, 2004, the Government issued urgent measures setting the procedure for the authorization of greenhouse gas emissions of individual plants and the gathering of the necessary information regarding gas emissions.
At the present time, however, a number of fundamental issues for the completion of the regulatory framework have not yet been addressed. Final rules for the monitoring and communication of emission data, in addition to the creation of specific ledgers ensuring an accurate booking of quotas and the connection with the European and international exchange system is still pending.

Until EU Directives are fully implemented into Italian Law, the Ministry for the Environment acts as the “Competent National Authority”.

Enel and the financial markets
In the first half of the year the economy registered a modest economic growth while oil prices grew strongly, particularly in the second quarter.
The positive trend registered by utility stocks in previous periods lost pace also as a result of the rise in yields of the bond market.
Despite this, in the period between December 31, 2004 and the dividend payment date, the Enel stock posted a 1.9% rise. On June 23, 2005 Enel distributed a dividend 0.36 euro per share, equal to the one distributed in the previous year (net of the euro 0.33 interim dividend paid on November 25, 2004). Such dividend represents a 5% yield (at the closing stock price on June 30, 2005). Average daily trading volume of the Enel stock in the first six months of the year was equal to 35 million shares, in line with the same period in 2004.
For further information we invite you to visit our Investor Relations site (http://www.enel.it/azienda_en/investor_relations/notizie_mercati) where information regarding financial data, presentations, on-line updates on the price of the stock, information on corporate boards and regulations of Shareholders’ Meetings, in addition to periodical updates on corporate governance issues are available.
We also created a contact center for private investors (that may be contacted either by phone at +39 (06) 8305 2081 or by e-mail at azionisti.retail@enel.it) and for institutional investors (phone: +39 (06) 8305 7008, e-mail: investor.relations@enel.it).

Enel stock, MIB30, S&P MIB and FT-SE E300 Electricity indexes performance (daily traded volume/listed price)
December 2004 to September 5, 2005

Highlights

2nd Quarter			1st Half
2005	2004		2005		2004

		Income data (in millions of euro)
8,429	8,249	Revenues	16,805		14,918
2,546	2,765	Gross operating margin	4,530		4,888
1,959	2,220	Operating income	3,414		3,813
1,207	1,692	Income before Minority interests	2,006		2,423

		Financial data (in millions of euro)
		Net capital employed	35,664	(5)	43,580	(1)
		Net financial debt	16,247	(5)	24,514	(1)
		Shareholders’ Equity including minority interests	19,417		19,066	(1)
		Cash flow from operating activities	2,977		1,890
		Capital expenditure on tangible and intangible assets	1,200	(5)	1,547

		Per share data (euro)
		Group net income per share	0.31		0.39
		Group Shareholders’ Equity per share	2.92		2.94	(1)

		Operating data
35.3	39.0	Domestic electricity sales on the free and regulated market (TWh) (2)	73.9		79.8
62.7	62.2	Electricity transported on the domestic distribution network (TWh) (2)	125.7		125.3
1.1	1.2	Gas sales (billion cubic meters)	4.0		3.9
0.8	0.9	- of which to end-users (billion cubic meters)	3.0		3.0
27.3	29.7	Net electricity generated by Enel in Italy (TWh)	55.5		61.7
		Employees at period-end (no.)	64,643		61,898	(1)

		Market indicators
		Average Brent oil price ($/b)	49.5		33.7
		Low-sulfur content fuel oil average price ($/t) (3)	240.1		174.7
		Average price of coal ($/t fob) (4)	47.3		47.1
		Average $/ exchange rate	1.285		1.227
		Six-month Euribor rate (average for the period)	2.16%		2.10%

(1)	At December 31, 2004.

(2)	Excluding sales to resellers.

(3)	Platt’s CIF Med Index.

(4)	Coal Week International Index for the mix considered by the Authority for Electricity and Gas.

(5)	Excludes the value attributed to discontinued operations.

Divisions

	Revenues			Gross operating margin			Operating income
In millions of euro	2nd Quarter			2nd Quarter			2nd Quarter
	2005	2004		2005	2004		2005	2004

Generation and Energy Management	3,515	2,943	19.4%	1,371	917	49.5%	1,028	616	66.9%
Networks, Infrastructure and Sales	4,553	4,447	2.4%	752	951	-20.9%	531	743	-28.5%
Services and Other activities	413	523	-21.0%	56	105	-46.7%	35	69	-49.3%
Parent Company	630	1,081	-41.7%	362	847	-57.3%	360	847	-57.5%
Elisions and adjustments	(682)	(745)	—	5	(55)	—	5	(55)	—
Total	8,429	8,249	2.2%	2,546	2,765	-7.9%	1,959	2,220	-11.8%

Discontinued operations
Transmission Networks	245	234	4.7%	166	127	30.7%	125	88	42.0%
Telecommunications	1,177	1,357	-13.3%	364	537	-32.2%	49	134	-63.4%
Elisions and adjustments	(115)	(127)	—	(2)	(27)	—	(2)	(27)	—
Total	1,307	1,464	-10.7%	528	637	-17.1%	172	195	-11.8%

	Revenues			Gross operating margin			Operating income
In millions of euro	1st Half			1st Half			1st Half
	2005	2004		2005	2004		2005	2004

Generation and Energy Management	7,334	6,061	21.0%	2,389	1,987	20.2%	1,749	1,377	27.0%
Networks, Infrastructure and Sales	9,636	9,860	-2.3%	1,699	1,910	-11.0%	1,269	1,511	-16.0%
Services and Other activities	702	989	-29.0%	105	173	-39.3%	63	108	-41.7%
Parent Company	881	1,322	-33.4%	350	881	-60.3%	346	880	-60.7%
Elisions and adjustments	(1,748)	(3,314)	—	(13)	(63)	—	(13)	(63)	—
Total	16,805	14,918	12.6%	4,530	4,888	-7.3%	3,414	3,813	-10.5%

Discontinued operations
Transmission Networks	500	509	-1.8%	348	330	5.5%	266	253	5.1%
Telecommunications	2,339	2,425	-3.5%	757	798	-5.1%	122	87	40.2%
Elisions and adjustments	(204)	(231)	—	(5)	(26)	—	(5)	(26)	—
Total	2,635	2,703	-2.5%	1,100	1,102	-0.2%	383	314	22.0%

Capital expenditure				Capital expenditure on
on tangible and				tangible and intangible
intangible assets				assets			Employees (no.)
2nd Quarter			In millions of euro	1st Half
2005	2004			2005	2004		At June 30, 2005	At Dec. 31, 2004

252	235	7.2%	Generation and Energy Management	414	376	10.1%	10,435	10,828	-3.6%
430	424	1.4%	Networks, Infrastructure and Sales	752	758	-0.8%	37,577	35,537	5.7%
15	28	-46.4%	Services and Other activities	33	46	-28.3%	4,856	3,826	26.9%
1	—	—	Parent Company	1	—	—	581	590	-1.5%
698	687	1.6%	Total	1,200	1,180	1.7%	53,449	50,781	5.3%

			Discontinued operations
54	78	-30.8%	Transmission Networks	84	137	-38.7%	2,908	2,929	-0.7%
179	158	13.3%	Telecommunications	276	230	20.0%	8,286	8,188	1.2%
—	—	—	Elisions and adjustments	—	—	—	—	—	—
233	236	-1.3%	Total	360	367	-1.9%	11,194	11,117	0.7%

Overview and summary of results
Domestic electricity generation and demand
Domestic electricity flows (Source: ISO)

2nd Quarter				In millions of kWh	1st Half
2005	2004	Change			2005	2004	Change

				Gross electricity generation:
58,546	55,756	2,790	5.0%	— thermal	121,223	119,420	1,803	1.5%
11,691	14,802	(3,111)	21.0%	— hydroelectric	21,763	24,754	(2,991)	-12.1%
1,778	1,749	29	1.7%	— geothermal and other resources	3,595	3,715	(120)	-3.2%
72,015	72,307	(292)	-0.4%	Total gross electricity generation	146,581	147,889	(1,308)	-0.9%

(3,322)	(3,244)	(78)	2.4%	Auxiliary services consumption	(6,643)	(6,639)	(4)	0.1%

68,693	69,063	(370)	-0.5%	Net electricity generation	139,938	141,250	(1,312)	-0.9%

12,777	10,782	1,995	18.5%	Net electricity imports	26,618	23,238	3,380	14.5%

81,470	79,845	1,625	2.0%	Electricity delivered to the network	166,556	164,488	2,068	1.3%

(2,245)	(2,623)	378	-14.4%	Consumption for pumping	(4,910)	(5,382)	472	-8.8%

79,225	77,222	2,003	2.6%	Electricity demand	161,646	159,106	2,540	1.6%
▪	Domestic electricity demand in the two periods considered increases over 2004 (up respectively 2.6% in the 2nd Quarter and 1.6% on the 1st Half). In the 2nd Quarter of 2005, net domestic generation for consumption covered 83.9% of demand, while in the 1st Half such coverage was equal to 83.5%;
▪	despite the increase in demand, net electricity generation is stable in both periods considered, with a marked decrease of hydroelectric generation (down 21.0% in the 2nd Quarter of 2005 and down 12.1% in the first six months of 2005), due to the lower water supply. Thermal generation grows by 5.0% in the 2nd Quarter of 2005 and by 1.5% in the first six months of 2005;
▪	net electricity imports grow by 18.5% in the 2nd Quarter of 2005 and by 14.5% in the first six months of 2005 partly due to the coming into operation of new S.Fiorano-Robbia 380kV power line, covering respectively 16.1% and 16.5% of demand for the two periods (as compared with respectively 14% and 14.6% in the corresponding periods in 2004).

Enel domestic electricity generation and sales
Enel generation and sales (domestic)

2nd Quarter				In millions of kWh	1st Half
2005	2004	Change			2005	2004	Change

27,343	29,729	(2,386)	-8.0%	Net electricity generation	55,520	61,744	(6,224)	-10.1%

41,075	41,764	(689)	-1.6%	Electricity purchases	86,885	62,317	24,568	39.4%

27,595	29,057	(1,462)	-5.0%	Sales to wholesalers (1)	56,945	35,267	21,678	61.5%

30,798	33,472	(2,674)	-8.0%	Sales on the regulated market (2)	64,842	69,230	(4,388)	-6.3%

4,547	5,545	(998)	-18.0%	Sales on the free market (2)	9,049	10,555	(1,506)	-14.3%

62,672	62,165	507	0.8%	Electricity transported on Enel’s network (2)	125,689	125,264	425	0.3%

(1)	Sales made by generation companies and sales to resellers.

(2)	Excluding sales to resellers.
▪	Net electricity generation declines by 8.0% in the 2nd Quarter and by 10.1% in the 1st Half of 2005;
▪	electricity purchases for the 2nd Quarter decline by 1.6% while they increase by 39.4% in the 1st Half of 2005. The growth on the 1st Half of 2005 is due to the start of operation of the Pool Market on April 1, 2004 and to trading carried out by the Single Buyer;
▪	wholesale sales for the 2nd Quarter decline by 5.0%, while they increase by 61.5% in the 1st Half of 2005 also due to the start of operation of the Pool Market;
▪	sales on the regulated market (excluding sales to resellers) decline by 8.0% in the 2nd Quarter of 2005 and by 6.3% in the 1st Half of 2005 due to the opening up of the market and to the upward revision in the first Half of 2004 of estimates made at December 31, 2003 of volumes of electricity purchased, distributed and sold in 2003, not yet measured and billed;
▪	sales on the free market decline by 18.0% in the 2nd Quarter of 2005 and by 14.3% in the 1st Half of 2005 due primarily to lower sales to large electricity users (customers with an annual consumption of over 100 million kWh);
▪	electricity transported on Enel’s network (inclusive of 1.5 TWh transported in previous years) is in line with the same periods in the previous year (up 0.8% in the 2nd Quarter of 2005 and by 0.3% in the 1st Half of 2005). Excluding the impact of the mentioned upward revision of amounts of electricity recorded in 2004 and 2005, the volume of electricity transported grows by about 1.6% on the same period in the previous year.

Outlook
The completion of the sale of a 62.75% stake in Wind to Weather Investments, the prospected sale of a 29.99% stake in Terna and the deconsolidation of the related debts will allow Enel to reduce its debt exposure considerably, which should decline to about euro 13 billion at the end of the year.
Enel continues to implement its strategy aimed at focusing on its core business and at developing international operations. The conclusion of the acquisition of Slovenskè Electràrne is expected to take place by the end of 2005 or the beginning of 2006.
Based on results achieved in the first six months of 2005 and those of measures undertaken by Enel towards the improvement of operating efficiency and the containment of costs, net income for the 2005 financial year is expected to improve on 2004.

Operating and financial performance of the Group
Results of operations
The operating performance of the Enel Group for the 2nd Quarter and the first six months of 2005 is described in the section that follows. In the two periods considered, the scope of the consolidation was affected by the following operations:
▪	disposal of NewReal (Real Estate sector) on July 14, 2004 and deconsolidation of the same;
▪	acquisition of a controlling share in Ottogas Rete and Ottogas Vendita (distribution and sale of natural gas to end-users) on September 15, 2004;
▪	acquisition on December 14, 2004 of controlling shares in Italgestioni and Italgestioni Gas (distribution and sale of natural gas to end-users). At December 31, 2004 the two companies were consolidated limited to Balance Sheet items;
▪	acquisition of controlling shares in Electrica Banat and Electrica Dobrogea (distribution and sale of electricity in Romania) on April 28, 2005.
Such changes are of limited significance and do not affect the comparability of results for the periods considered. Main effects are described in the section relating to results of divisions.
As previously illustrated, in application of new accounting principles, figures relating to the Transmission Networks and Telecommunications Divisions are reported under discontinued operations.
With the start of operation on April 1, 2004 of the Pool Market for Electricity and of operations of the Single Buyer – an entity acting as intermediary between the Group’s electricity generation and distribution companies – revenues from Enel’s electricity sales and the cost of electricity purchased to and from third parties have increased considerably.
The comparability of figures for the current six months of 2005 and the corresponding period for 2004 is affected by such events.

2nd Quarter				In millions of euro	1st Half
2005	2004	Change			2005	2004	Change
			(%)					(%)

				Revenues:
				— Electricity sales and Electricity
6,643	6,346	297	4.7	Equalization Fund contributions	13,791	11,632	2,159	18.6
230	220	10	4.5	— Gas sold to end-users	871	780	91	11.7
336	(2)	338		— Net revenues from commodity risk hedging	325	(13)	338
338	816	(478)	-58.6	— Capital gains on disposal of equity investments	339	816	(477)	-58.5
882	869	13	1.5	— Other services, sales and revenues	1,479	1,703	(224)	-13.2
8,429	8,249	180	2.2	Total revenues	16,805	14,918	1,887	12.6

				Costs
695	746	(51)	-6.8	— Personnel	1,366	1,438	(72)	-5.0

877	737	140	19.0	— Fuel for electricity generation	1,780	1,599	181	11.3
3,176	2,655	521	19.6	— Electricity purchased	6,688	4,058	2,630	64.8
766	765	1	0.1	— Services, leases and rentals	1,462	1,499	(37)	-2.5
254	390	(136)	-34.9	— Fuel for trading and gas for resale to end-users	824	1,051	(227)	-21.6
193	268	(75)	-28.0	— Materials	367	541	(174)	-32.2
171	156	15	9.6	— Other costs	273	286	(13)	-4.5
(249)	(233)	(16)	-6.9	— Capitalized expenses	(485)	(442)	(43)	-9.7
5,883	5,484	399	7.3	Total costs	12,275	10,030	2,245	22.4

2,546	2,765	(219)	-7.9	GROSS OPERATING MARGIN	4,530	4,888	(358)	-7.3

				— Depreciation, amortization
587	545	42	7.7	and write-downs	1,116	1,075	41	3.8

1,959	2,220	(261)	-11.8	OPERATING INCOME	3,414	3,813	(399)	-10.5

(193)	(127)	(66)	-52.0	— Net financial income (expense)	(349)	(390)	41	10.5

1,766	2,093	(327)	-15.6	INCOME BEFORE TAXES	3,065	3,423	(358)	-10.5

580	511	69	13.5	— Income taxes	1,114	1,084	30	2.8

1,186	1,582	(396)	-25.0	INCOME FROM CONTINUING OPERATIONS	1,951	2,339	(388)	-16.6

21	110	(89)	-80.9	INCOME FROM DISCONTINUED OPERATIONS	55	84	(29)	-34.5

1,207	1,692	(485)	-28.7	INCOME BEFORE MINORITY INTERESTS	2,006	2,423	(417)	-17.2

(60)	(53)	(7)	-13.2	— Minority interests	(91)	(55)	(36)	-65.5

1,147	1,639	(492)	-30.0	GROUP NET INCOME	1,915	2,368	(453)	-19.1

In the 2nd Quarter of 2005, revenues from the sale and transport of electricity and Electricity Equalization Fund contributions amounted to euro 6,643 million, growing by euro 297 million on the same period in 2004 (up 4.7%), due mainly to the euro 367 million increase in revenues from foreign operations (from euro 268 million to euro 635 million), of which euro 160 million due to electricity trading on international markets, euro 97 million to generation companies in Spain, and euro 106 million to foreign distribution companies. Of these, euro 68 million relate to Romanian companies Electrica Banat and Electrica Dobrogea, consolidated from May 1, 2005. Such increases are partly offset by the contraction in revenues from the sale and transport of electricity on the regulated market. Revenues from the Electricity Equalization Fund and similar contributions recorded in the 2nd Quarter of 2005 amounted to euro 100 million and relate to the retrieval of charges incurred in 2002 and in 2003 in connection with green certificates for electricity generated from non-renewable resources.
In the 1st Half of 2005, revenues from the sale and transport of electricity and Electricity Equalization Fund contributions amounted to euro 13,791 million, growing by euro 2,159 million on the same period in 2004 (up 18.6%) due almost entirely to electricity sales of Enel’s generation companies and of the Parent Company in the Pool Market and to the Single Buyer from April 1, 2004. Until March 31, 2004, such electricity was sold directly to distribution companies and the related revenues were eliminated in the consolidation. Other changes are due primarily to the following factors:
▪	a euro 610 million increase in revenues from foreign operations (from euro 563 million in the 1st Half of 2004 to euro 1,173 million in the same period in 2005), of which euro 291 million relating to international trading of electricity, euro 179 million to Spanish generation companies, and euro 138 million to foreign distribution and sale companies. Of the last, euro 68 million relate to changes in the scope of consolidation, as described above;
▪	the recording of euro 214 million in revenues from the ancillary services market (from euro 415 million to euro 629 million, up 51.6%);
▪	the recording of euro 100 million in contributions from the Electricity Equalization Fund and similar items relating to the retrieval of charges incurred in 2002 and 2003 in connection with green certificates;
▪	a euro 581 million decline in revenues from the sale and transport of electricity on the regulated market (from euro 7,971 to euro 7,390 million, down 7.3%). Such reduction is due primarily to lower sales volumes, particularly to resellers (down euro 252 million) which, since April 1, 2004, acquire electricity directly from the Single Buyer, and to the reduction of revenues from equalizing mechanisms on distributors’ margins (down euro 96 million). In the 1st Half of 2004, such revenues included the upward revision of estimates made at December 31, 2003 of volumes of electricity distributed and sold in 2003, not yet measured and billed.
Revenues from the sale of gas to end-users for the 2nd Quarter of 2005 grow by euro 10 million (up 4.5%). They increase by euro 91 million (from euro 780 million in the 1st Half of 2004 to euro 871 million in the 1st Half of 2005, up 11.7%) in the first six months of the year. The growth can be attributed primarily to the different breakdown of sales among the various classes of customers, in addition to the increase in gas sales tariffs due to higher gas prices. Gas sold in the 1st Half of 2005 amounts to 2,998 million cubic meters, in line with the same period in the previous year.
Net revenues from commodity risk hedging for the 2nd Quarter of 2005 amount to euro 336 million, up euro 338 million on the same period in the previous year, due primarily to the valuation at fair value of “Contracts for differences” stipulated by the Single Buyer at the end of 2004 and in the first six months of 2005. The growth of these revenues in the 1st Half of 2005 is in line with that registered for the 2nd Quarter.
In the 2nd Quarter and the 1st Half of 2005, capital gains from the disposal of equity investments relate primarily to the net capital gain on the sale of a 13.86% share Terna. In the 2nd Quarter of 2004 it included the euro 812 million net capital gain on the sale of a 50% stake in the same company.
Other services, sales and revenues for the 2nd Quarter of 2005 increase by euro 13 million on the same period in 2004 (from euro 869 million to euro 882 million) due primarily to the following factors:
▪	recording of euro 262 million of previous years’ regulatory items relating to reserve services provided to the ISO;
▪	recording of revenues amounting to euro 37 million relating to stranded costs connected with the import of natural gas from Nigeria;
▪	a euro 153 million decline in revenues from the sale of fuel for trading due to the combined effect of a euro 13 million increase in gas sales and a euro 166 million decline in sales of other fuels originating primarily from Enel Trade’s increased focus on the procurement of fuels and gas for Group companies;
▪	euro 86 million decline in revenues generated by Engineering and contracting, due to lower contract work for third parties both in Italy and abroad.
Revenues from other services, sales and revenues for the 1st Half of 2005 amount to euro 1,479 million and decline by euro 224 million (down 13.2%) on the same period in 2004. In addition to the mentioned recording in the 2nd Quarter of 2005 of euro 262 million in income relating to regulatory items accrued in previous years, main changes in the first six months include:
▪	a euro 302 million decline in revenues from the sale of fuel for trading (down 55.4%) due to the net effect of a euro 50 million increase in gas sales and a euro 352 million decline in the sale of other fuels;
▪	a euro 241 million decline in Engineering and contracting contract work due to the reasons explained above;
▪	a euro 15 million decline in electricity connection fees, due partly to changes in tariffs involving the application from 2004 through 2007 of a price-cap also on contributions;
▪	a euro 14 million decline in the sale of assets, mainly property;
▪	recording of revenues amounting to euro 80 million relating to stranded costs connected with the import of natural gas from Nigeria.
Personnel costs for the 2nd Quarter of 2005 amount to euro 695 million and decline by euro 51 million on the same period in 2004. In the 1st Half of 2005 they amount to euro 1,366 million, down euro 72 million on the same period in the previous year. Excluding the effect of changes in the scope of consolidation due to foreign operations, personnel costs decline by euro 55 million for the quarter (down 7.4%), and by euro 76 million (down 5.3%) in the first six months of 2005, while the average number of employees declines in both periods by 2.6%. The average cost per employee also declines on the corresponding periods in the previous year.
The cost of fuel consumed for electricity generation for the 2nd Quarter of 2005 amounts to euro 877 million, increasing by euro 140 million (up 19.0%) on the same period in 2004. In the 1st Half of 2005, they amount to euro 1,780 million, growing by euro 181 million (up 11.3%). Both increases are due to the strong growth in fuel unit costs and the different mix of fuels used, offset only in part by the effect of the decline in thermal electricity generation.
The cost of electricity purchased in the 2nd Quarter of 2005 grows by euro 521 million (up 19.6%), and by euro 2,630 million (up 64.8%) in 1st Half of 2005. The growth in purchases in the 2nd Quarter of 2005 is connected primarily to the increase in the average cost of electricity, while that for the first six months of the year is due primarily to the start of operation of the Pool Market on April 1, 2004, from which date distribution companies acquire electricity exclusively from the Single Buyer and no longer also from Group generation companies, as until March 31, 2004.

The cost for the purchase of fuel for trading and gas for resale to end-users for the 2nd Quarter of 2005 amounts to euro 254 million and declines on the corresponding period in the previous year by euro 136 million (down 34.9%) due almost entirely to fuel for trading. In the 1st Half of 2005 such costs amount to euro 824 million, declining by euro 227 million (down 21.6%). Fuel for trading declines by euro 305 million, while the cost of gas for resale to end-users grow by euro 78 million due to the respective sale performances.
The cost of materials consumed declines in the 1st Quarter of 2005 by euro 75 million (down 28.0%), and by euro 174 million in the 1st Half of 2005 (down 32.2%), due primarily to lower needs of the Engineering and Contracting sector for work carried out for third parties.
Capitalized expenses in the 2nd Quarter of 2005 amount to euro 249 million, growing by euro 16 million on the same period in 2004. In the 1st Half of 2005 they amount to euro 485 million, up euro 43 million on the 1st Half of 2004. Both increases are due primarily to higher capital expenditure of the Generation and Energy Management Division.
Depreciation, amortization and write-downs grow in the 2nd Quarter of 2005 by euro 42 million (up 7.7%), and by euro 41 million in the 1st Half of 2005 (up 3.8%) due mainly to charges incurred in connection with the divestment of the Brindisi LNG partnership.
Operating income for the 2nd Quarter of 2005 amounts to euro 1,959 million, declining by euro 261 million on the same period in 2004 (down 11.8%). In the 1st Half of 2005 it amounts to euro 3,414 million, down euro 399 million on the corresponding period in 2004 (down 10.5%).
These changes reflect the lower net capital gain (down euro 484 million) realized in the 2nd Quarter of 2005 on the sale of a 13.86% stake in Terna with respect to that realized in the 2nd Quarter of 2004 on the sale of a 50% stake in the same company. Other factors that contributed to the change in the operating income are outlined in the analysis of Results by Division.
In the 2nd Quarter of 2005, net financial charges, inclusive of the portion of income/expense arising from the valuation of investments under the equity method, increase by euro 66 million (up 52.0%) on the 2nd Quarter of 2004, while in the first six months of the year they decline by euro 41 million (down 10.5%).
Income taxes for the 2nd Quarter of 2005 amount to euro 580 million, representing an effective tax rate of 32.8%.

The tax expense for the first six months of 2005 is estimated at euro 1,114 million, representing an effective tax rate of 36.3%, as compared to an effective tax rate of 31.7% for the first six months of 2004. Tax rates are affected primarily by the different weight of capital gains on the sale of equity investments which, as provided by tax regulations regarding income and charges on equity investments, are not relevant for tax purposes.

Analysis of the Group’s financial position

In millions of euro
	at June 30, 2005	at Dec. 31, 2004	Change

Net fixed assets:
— Tangible assets	29,434	36,702	(7,268)
— Intangible assets and goodwill	2,115	10,071	(7,956)
— Non-current financial assets (liabilities)	96	(12)	108
— Other non-current assets (liabilities)	957	(64)	1,021
Total	32,602	46,697	(14,095)

Net current assets:
— Trade receivables	7,383	8,027	(644)
— Inventories	944	1,345	(401)
— Current financial assets	316	56	260
— Other assets and net receivables from Electricity Equalization Fund	1,453	1,959	(506)
— Net tax receivables (payables)	839	755	84
— Trade payables	(5,116)	(6,818)	1,702
— Current financial liabilities	(364)	(470)	106
— Other current liabilities	(3,827)	(4,098)	271
Total	1,628	756	872

Gross capital employed	34,230	47,453	(13,223)

Provisions:
— Employee termination indemnity and similar obligations	(2,730)	(2,910)	180
— Provisions for risks and charges	(1,144)	(1,404)	260
— Net deferred taxes	(1,210)	441	(1,651)
Total	(5,084)	(3,873)	(1,211)

Net assets of discontinued operations	6,518	—	6,518

Net capital employed	35,664	43,580	(7,916)

Group Shareholders’ Equity	17,969	17,953	16
Minority interests	1,448	1,113	335
Total Shareholders’ Equity	19,417	19,066	351

Net financial debt	16,247	24,514	(8,267)

TOTAL	35,664	43,580	(7,916)
Tangible and intangible assets decline in the 1st Half of 2005 by euro 15,224 million. The decline is due primarily to the reclassification of fixed assets of the Telecommunications and Transmission Network sector (euro 15,691 million) under “Net assets of discontinued operations”.

Non-current financial assets, net of non-current financial liabilities, amount to euro 96 million and include primarily the euro 168 million deposit made against the acquisition of a 66% stake in Slovenské Elektràrne’s capital stock.
Net current assets at June 30, 2005 are positive by euro 1,628 million, as compared to positive euro 756 million at December 31, 2004. Changes in the components of net current assets originate from the allocation to “Net assets of discontinued operations” of receivables and payables of Wind and Terna.
Provisions grow by euro 1,211 million due primarily to the increase in the provision for net deferred taxes (up euro 1,651 million) resulting from the assessment of the tax expense for the period (euro 1,114 million), and the reclassification of net deferred tax assets of discontinued operations (euro 488 million).
Net capital employed declines from euro 43,580 million at December 31, 2004 to euro 35,664 million at June 30, 2005. Shareholders’ Equity (Group and minority interests) amounts to euro 19,417 million and net financial debt is equal to euro 16,247 million. The debt to equity ratio at June 30, 2005 is equal to 0.84 (1.29 at December 31, 2004).
Net assets of discontinued operations, amounting to euro 6,518 million, represent the balance of net capital employed (euro 14,956 million) and net financial debt (euro 8,438 million).

Net financial debt at June 30, 2005 and changes from December 31, 2004 are reported below:

In millions of euro
	at June 30, 2005	at December 31, 2004	Change

Medium — and long-term debt:
— Bank loans	2,848	11,101	(8,253)
— Bonds	8,454	8,866	(412)
— Other loans	151	324	(173)
Medium- and long-term debt	11,453	20,291	(8,838)

— Medium — and long-term financial receivables	(1,135)	(1,595)	460

Net medium— and long-term debt	10,318	18,696	(8,378)

Short-term debt:
Bank loans:
— Short-term portion of medium — and long-term debt	276	472	(196)
— Use of revolving credit lines	100	400	(300)
— Other short-term bank debt	2,962	2,160	802
	3,338	3,032	306

Bonds (short-term portion)	880	875	5
Other loans (short-term portion)	42	50	(8)
Commercial paper	2,418	2,441	(23)
Other short-term financial loans	—	191	(191)

Short-term debt	6,678	6,589	89

Medium— and long-term financial receivables (short-term portion)	(3)	(2)	(1)
Factoring receivables	(335)	(391)	56
Financial receivables from associates	—	(15)	15
Cash and cash equivalents	(411)	(363)	(48)

Net short-term financial debt	5,929	5,818	111

NET FINANCIAL DEBT	16,247	24,514	(8,267)

NET FINANCIAL DEBT ATTRIBUED TO DISCONTINUED OPERATIONS	8,438	—	8,438

Cash flows

In millions of euro	1st Half
	2005	2004	Change

Cash flow from operating activities	2,977	1,890	1,087
Cash flow from investing activities	(1,014)	182	(1,196)
Cash flow from financing activities	(1,801)	(2,183)	382
As shown more in detail in the Consolidated Statement of Cash Flows included in the Consolidated Financial Statements section of the present Half-Year Report, cash flow from operating activities in the 1st Half of 2005 is positive by euro 2,977 million, as compared with euro 1,890 million in the same period in the previous year. The euro 1,087 million increase in the cash flow is due to the following:
▪	a euro 54 million increase in the cash flow from operating activities before changes in net current assets, resulting from a euro 270 million decline in income before taxes and a euro 89 million decline in accruals to provisions, reflecting primarily the reduction in early retirement incentive costs. These are fully offset by the euro 431 million increase in capital gains and other non-monetary elements connected primarily to the lower capital gain realized in the 1st Half of 2005 on the sale of a 13.86% stake in the capital stock of Terna with respect to that realized in the same period in 2004 on the sale of a 50% stake in the same company;
▪	higher contribution (up euro 1,033 million) of changes in net current assets and provisions, due primarily to lower tax payments. The cash flow for the 1st Half of 2004 included the payment of euro 570 million in extraordinary taxes resulting mainly from the revaluation of assets carried out in previous years, in addition to higher income tax payments.
Cash flow from investing activities for the 1st Half of 2005 is negative by euro 1,014 million, as compared to a euro 182 million positive contribution in the same period in 2004. Liquidity absorbed in the period consists of euro 1,560 million of capital expenditure on tangible and intangible assets and euro 187 million of investments in entities (net of euro 119 million of cash and cash equivalents acquired), of which euro 168 million relating to the deposit made on the acquisition of a 66% stake in Slovenské Elektràrne, and euro 115 million for the acquisition of a 51% share in Romanian companies Electrica Banat and Electrica Dobrogea. The disposal of entities and business units, net of cash and cash equivalents sold, generated in the 1st Half of 2005 a cash flow of euro 584 million, relating primarily to the sale in the 2nd Quarter of 2005 of a 13.86% stake in Terna for euro 568 million, as compared with proceeds of euro 1,700 million from the sale of a 50% share in the same company in the 1st Half of 2004.

Cash requirements of investing and financing activities, connected primarily with the distribution of euro 2,303 million in dividends, were financed through the cash flow from operating activities, amounting to euro 2,977 million, the increase in share capital and reserves due to the exercise of stock options, amounting to euro 288 million, and a euro 214 million increase in net financial debt.

Results by Division
Generation and Energy Management
The Division includes electricity generation and energy related activities in Italy and abroad.
In the context of the reorganization of domestic operations began in 2004, on June 1, 2005, Enel Green Power, Enel Logistica Combustibili and Conphoebus, were merged into Enel Produzione effective retroactively for accounting and tax purposes from January 1, 2005.
The Generation and Energy Management division now includes the following activities:
▪	Electricity:
—	generation in Italy through Enel Produzione (thermal, hydroelectric, geothermal and wind power);

—	generation abroad through the following companies: Viesgo Generación and Enel Unión Fenosa Renovables (Spain), Maritza (Bulgaria), Enel ESN Energo (Russia), Enel North America (North America) and Enel Latin America (Central and South America).

—	sales on the domestic market to large electricity users (end-users with an annual consumption in excess of 100 million kWh) and resellers, through Enel Trade;

—	trading on international markets, also through Enel Trade.
▪	Energy products, through Enel Trade:
—	procurement of energy products for all Group activities (electricity generation, trading, sale of natural gas to end-users);

—	sale of natural gas to “distributors”;

—	trading on international markets.

Generation and Energy Management

2nd Quarter			In millions of euro	1st Half
2005	2004	Change		2005	2004		Change

			Italy
3,316	2,815	501	Revenues	6,926	5,799		1,127
1,290	881	409	Gross operating margin	2,217	1,890		327
980	605	375	Operating income	1,640	1,328		312

			International Operations
225	134	91	Revenues	455	276		179
81	36	45	Gross operating margin	172	97		75
48	11	37	Operating income	109	49		60

			Elisions
(26)	(6)	(20)	Revenues	(47)	(14)		(33)

			Total
3,515	2,943	572	Revenues	7,334	6,061		1,273
1,371	917	454	Gross operating margin	2,389	1,987		402
1,028	616	412	Operating income	1,749	1,377		372

			Net capital employed	15,414	14,931	(1)	483
			Employees at period-end (no.)	10,435	10,828	(1)	(393)
252	235	17	Capital expenditure	414	376		38

(1)	At December 31, 2004.
Italy
Regulatory aspects
Single Buyer Auctions — Contracts for Differences
In December 2004 the Single Buyer held an auction for the awarding of “Contracts for Differences” to cover its requirements for 2005 relating to purchases of five energy commodities (coal, oil, gas, combined-cycle and peak energy) for a total of approximately 18,000 MW. Enel won about 11,150 MW in the first auction (equal to about 61% of the total amount) and a further 425 MW in the second (approximately 46% of the total).
In January 2005, the Single Buyer, also to cover requirements for 2005, held another auction for “Contracts for Differences” for a total of 1,500 MW. Enel won 1,000 MW (representing about 66.7% of the total).
Furthermore, in May 2005 Enel exercised long-term options provided in “Contract for differences” to extend the validity of the same through December 31, 2006 and December 31, 2007, respectively for 6,660 MW and 5,550 MW.

Imports and CIP 6
Through Resolutions no. 223/04 and no. 224/04 dated December 20, 2004, the Authority for Electricity and Gas set the rules for the import of electricity in 2005 on the basis of the provisions of a Decree issued by the Ministry of Productive Activities dated December 17. In applying new EU regulations, the Authority introduced an implicit auction mechanism for the management of congestions on cross-border power lines. Measures against the risk of volatility in costs relating to congestions on cross-border power lines were also adopted. These measures consist in the free pro quota assignment by the ISO of compensation for differences between the price of electricity abroad and that of the area in which it is imported.
With regards to subsidies provided by CIP Regulation no. 6, the Decree issued by the Ministry of Productive Activities dated December 24, 2004 resolved the sale by the ISO of CIP 6 electricity to the Pool Market and the free awarding on a pro-rata basis to bidders for “Contracts for differences” of a quantity equal to the respective CIP 6 production. The strike price of “Contracts for differences” is equal to 50 euro/MWh. The quota awarded to the ISO grew from 4,600 MW in 2004, to 5,800 MW in 2005, of which 3,480 MW assigned to the free market (of which 444 MW to Enel), and 2,320 MW to the regulated market.
“Green certificates” and reimbursement terms
With Resolution no. 8/04 dated February 6, 2004, the Authority defined the terms for reimbursement to be recognized to electricity producers that in 2002 fulfilled obligations set in Article 11, comma 1, Law Decree no. 79 dated March 16, 1999 (the Bersani Decree), relating to the input into the system of a quota of electricity generated from renewable resources (“green certificates” system). Said reimbursement applied only to the portion of electricity destined to regulated market customers (electricity delivered to the free market is in fact remunerated through market pricing). Enel appealed the resolution to the Lombardy Regional Administrative Court, but the appeal was rejected by the Administrative Judge who however recognized that Enel was due some form of compensation for those certificates that were acquired in relation to non-renewable resources used to run pumping plants. Enel has appealed to the Court of Appeals against the unfavorable ruling of the Lombardy Regional Administrative Court, but a date for the hearing has not yet been set.
Through Resolution 101/05 the Authority for Electricity and Gas granted Enel the right to be reimbursed of charges incurred in 2002 for pumping consumption (euro 7 million), as well as similar charges incurred in 2003 limited only to electricity for the regulated market (euro 93 million).

Inquiries of the Authority
On January 13, 2005, the Authority for Electricity and Gas initiated an inquiry regarding pricing on the Pool Market from January 10 to 14, 2004. The related findings were published in April together with findings on inquiries regarding pricing on the Pool Market in June 2004 (Decree 25/05).
Conclusions from said enquiries were communicated to the Antitrust Authority, as they highlighted potential anomalies in the price formation process and an alleged abuse of market power by Enel. On April 6 the Antitrust Authority undertook a preliminary investigation of Enel SpA and Enel Produzione for assumed abuse of a dominant position relative to pricing on the Pool Market. During said proceedings and at the request of Enel, on June 15 Enel Produzione held a formal hearing at the Authority’s offices. A further hearing of Enel is scheduled for September, subsequent to meetings with the Antitrust Authority and other sector operators. The conclusion of said investigation is scheduled for March 31, 2006.
On February 9, 2005 the Antitrust Authority and the Authority for Electricity and Gas published the results of a joint investigation on the state of the liberalization process of the electricity sector began in 2003. The Authority for Electricity and Gas subsequently issued a document that illustrates measures to be adopted to promote competition in the sector. The document contemplates both a structural reduction of market power as well as measures that limit interest in its exercise.
On August 4, 2005, a second document was issued soliciting opinions on the sale by Enel of generation capacity according to the so-called “virtual Power Plant” mechanism. The proposed process, regarding both the issue of norms and the implementation of procedures, should be concluded by the end of the year. Furthermore, with Resolution no.175/05 dated August 4, 2005, the Authority established that the management of pumping plants strategic to the safety of the system should be attributed to the ISO. The resolution does not specify all details regarding the measure and Enel intends in any case to protect its interests at all levels deemed adequate.
Through the issue of Resolution no. 54/04, on April 1, the Authority for Electricity and Gas initiated an inquiry involving Enel Produzione on the lack of availability of generation capacity that led to the scheduled disruptions of supply occurred on June 26, 2003 (brown-out). At the end of the first phase of the formal inquiry, Enel Produzione proceeded to the payment, pursuant to a sentence of the State Council granting the company’s appeal, of a reduced fine as per article 16 of Law no. 689/81. With Resolution no. 10/05, the Authority concluded on January 29, 2005, the formal hearing without imposing sanctions on Enel Produzione, recognizing the validity of payment made. On the basis of conclusions from said hearings, with Resolution 11/05 the Authority, in defining terms for the remuneration of reserve services for the first six months of 2003, invited the ISO not to reimburse Enel Produzione for reserve services provided in said period. Enel appealed both provisions, demanding at the same time the ISO to make said payment. At the hearing for appeals on Decrees 10/05 and 11/05 held on July 12, 2005, the Lombardy Regional Administrative Court granted Enel’s appeals and cancelled the Decrees in the part where they invite the ISO not to reimburse Enel Produzione for reserve services provided in the first six months of 2003. At the present time, the term for a possible appeal of the Authority to the State Council has not expired.
With Decree no. 20/04 dated February 19, 2004, the Authority modified wholesale price of electricity for the regulated market, and introduced a series of mechanisms to reduce tariff revenues for energy producers for the March to May 2004 period, in order to retrieve the theoretical increase in prices for 2004 due to the introduction of new hourly rates that for the Enel Group could generate an expense of approximately euro 190 million. Enel and other operators have appealed said decree before the Lombardy Regional Administrative Court obtaining its annulment. The Authority has notified Enel Produzione of its appeal to the State Council, and a date for the hearing is pending.
Through Resolution no. 152/04 dated September 9, 2004 regarding the electricity blackout occurred on September 28, 2003, the Authority initiated formal inquiries for the determination of possible responsibilities against electricity operators (producers, distributors, the ISO). Resolution 96/05 further extended the term of said investigation, setting it at July 31, 2005, for production companies, and November 30, 2005 for transmission and distribution companies. In the meantime the investigation findings whose content confirms the responsibility of operators have been made available. Last July 13 an appeal was made to the Lombardy Regional Administrative Court against the refusal by the Authority for Electricity and Gas to allow Enel access to investigative records. On July 14, 2005, a hearing was held before the Authority during which Enel Produzione contested in full the conclusions drawn by the investigation findings. With an attitude of prudence and caution, Enel has provided for the payment of a reduced fine as per Article 16 of Italian Law 689/81.
Emission Trading
With reference to ETS (Emission Trading System) established to favor the reduction of greenhouse gas emissions, the Ministry of the Environment is currently revising domestic emission quotas by sector and by facility.

Emissions produced by Enel Produzione in the 1st Half of 2005 are estimated at 27.5 million tons, and are expected to be lower than the quota that will be assigned to the company for 2005.
In Spain, Viesgo Generación was assigned a quota of 9.94 million tons for years 2005-2007. Their fair value at the date of assignment is estimated at euro 6.7 ton, for a total value of euro 67 million. In the 1st Half of 2005 actual emissions amounted to 3.45 million tons.
Electricity generation
Enel net domestic electricity generation

2nd Quarter				In millions of kWh	1st Half
2005	2004	Change			2005	2004	Change

19,086	19,349	(263)	-1.4%	Thermal	40,004	43,951	(3,947)	-9.0%
6,945	9,044	(2,099)	-23.2%	Hydroelectric	12,858	15,098	(2,240)	-14.8%
1,231	1,290	(59)	-4.6%	Geothermal	2,475	2,587	(112)	-4.3%
81	46	35	76.1%	Other resources	183	108	75	69.4%

27,343	29,729	(2,386)	-8.0%	Total	55,520	61,744	(6,224)	-10.1%
Net electricity generation declines by 8.0% in the 2nd Quarter and by 10.1% in the 1st Half of 2005. Hydroelectric generation declined by 23.2% in the 2nd Quarter and by 14.8% in the 1st Half of 2005 due to the better water supply in the 2nd Quarter of 2004 than in the corresponding period in 2005. Generation from other resources increased in the two periods respectively by 76.1% and 69.4% due to coming into operation of new wind plants. The decline in thermal generation in the periods examined is due to higher imports and an increase in electricity generated by others that have supplied a larger portion of electricity delivered to the network.
Contribution to gross thermal generation

	2nd Quarter			In millions of kWh	1st Half
2005		2004			2005		2004

1,128	5.5%	2,027	9.9%	High-sulfur content fuel oil (S>0,5%)	2,623	6.1%	4,194	9.0%
2,258	11.1%	2,287	11.2%	Low-sulfur content fuel oil (S<0,5%)	6,079	14.3%	6,171	13.2%
3,386	16.6%	4,314	21.1%	Total fuel oil	8,702	20.4%	10,365	22.2%

9,603	47.2%	7,977	38.9%	Natural gas	19,084	44.9%	18,379	39.5%
7,318	35.9%	7,960	38.8%	Coal	14,669	34.5%	16,603	35.7%
53	0.3%	246	1.2%	Orimulsion and other fuels	93	0.2%	1,202	2.6%

20,360	100.0%	20,497	100.0%	TOTAL	42,548	100.0%	46,549	100.0%

Changes in the fuel mix for the quarter and the first six months of the year over 2004 show a marked decline in fuel oil and coal, with a growing percentage of electricity generated from natural gas. Lower generation from coal can be attributed to a higher modulation of loads at generation plants and maintenance activities concentrated in the 1st Half of 2005. The increase in generation from natural gas is due to an increase in the utilization of the Montalto and Rossano oil/gas plants, and to the coming into operation in 2004 of the new combined-cycle plant at Termini Imerese 6. Electricity generated by this plant partly offset the reduction in production of combined-cycle plants in Northern Italy. It is to be further noted that continuing difficulties in provisioning for orimulsion led to the zeroing of generation from such fuel.
Capital expenditure and plants
Expenditure on generation plants in Italy

In millions of euro	1st Half
	2005	2004	Change

Thermal plants	166	186	(20)	-10.8%
Hydroelectric plants	110	67	43	64.2%
Geothermal plants	36	16	20	125.0%
Renewable resources	16	11	5	45.5%

Total	328	280	48	17.1%
The growth in capital expenditure on hydroelectric and geothermal plants for the 1st Half of 2005 is due primarily to revamping and generation capacity increases. Capital expenditure in the hydroelectric sector includes mandatory work in compliance with safety and environmental protection regulations (reconstruction of water conducts, environmental impact work, etc.). The increase is however partly offset by the contraction in capital expenditure in the thermoelectric sector as a consequence of the rescheduling of work for the conversion to coal of the Torre Valdaliga Nord plant, of environmental work at the Fusina plant, as well as the transformation to combined-cycle of both the Santa Barbara plant and sections 3 and 4 of Porto Corsini.
Enel’s net efficient domestic generation capacity

MW	Total	Total
	at June 30, 2005	at December 31, 2004	Change

Thermoelectric plants	26,803	26,837	(34)
Hydroelectric plants	14,343	14,318	25
Geothermal plants	625	642	(17)
Renewable resources	277	250	27

Total	42,048	42,047	1

Net efficient domestic generation capacity of Enel for the 1st Half of 2005 is in line with that at December 31, 2004. The 34 MW decline in thermoelectric plant capacity is due the conversion of the fuel oil Mercure plant to biomass, whereas the 17 MW decline in geothermal plant capacity of is due to the stoppage of group 2 at the San Marino plant due to revamping. Said reductions are offset by a 25 MW increase in hydroelectric generation capacity and a 27 MW increase in generation capacity from renewable resources.
Operating performance for the 2nd Quarter
Revenues for the 2nd Quarter 2005 amount to euro 3,316 million, up euro 501 million (+17.8%) on the same period in 2004, due to the following main factors:
▪	recording of previous years’ regulatory items, of which euro 262 million due to the remuneration of reserve services provided to the ISO from 2002 to March 31, 2004, and euro 100 million for the reimbursement of charges incurred in 2002 and 2003 for green certificates;

▪	a euro 283 million increase in net revenues from commodity risk hedging, principally due to the fair value valuation of “Contract for differences” undertaken with the Single Buyer;

▪	a euro 96 million increase in revenues from electricity sales recorded by Enel Trade due primarily to stronger trading on international markets;

▪	recording of euro 37 million in income following the recognition of title to the reimbursement of non-recoverable costs incurred in connection with natural gas imported from Nigeria, not present in the 2nd Quarter of 2004 as the recognition of title to the reimbursement was granted only at year-end;

▪	euro 17 million increase in income from the sale of natural gas to the Sales division;

▪	lower revenues from the sale of fuel for trading, down euro 153 million, resulting from the euro 13 million increase in gas sales and the euro 166 million decline in sales of other fuels. The reduction originates mainly from Enel Trade’s stronger focus on the provision of fuels and gas for Group companies;

▪	a euro 133 million decline in revenues from ancillary services market, launched on April 1, 2004.
Gross operating margin amounts to euro 1,290 million, up euro 409 million (+46.4%) on euro 881 million in the 2nd Quarter of 2004, due primarily to the recording of previous years’ regulatory items.
Operating income amounts to euro 980 million, up euro 375 million (+62.0%) on the 2nd Quarter 2004 (euro 605 million), affected, with respect to the gross operating margin, by higher depreciation, amortization and write-downs.

Operating performance for the 1st Half
Revenues for the 1st Half of 2005 amount to euro 6,926 million, up euro 1,127 million (+19.4%) on the same period in 2004, due mainly to the following factors:
▪	recording of previous years’ regulatory items, amounting to euro 362 million, and euro 313 million increase in net revenues from commodity risk hedging operations , as already explained in the comment on the 2nd Quarter;

▪	euro 214 million increase in revenues from the ancillary services market;

▪	a euro 249 million increase in revenues from electricity sales recorded by Enel Trade in connection with the mentioned increased trading on international markets;

▪	euro 86 million increase in income from the sale of natural gas to the Sales division;

▪	recording of euro 80 million in income following the recognition of title to the reimbursement of non-recoverable costs incurred in connection with natural gas imported from Nigeria, not present in the 1st Half of 2004 as the recognition of title to the reimbursement was granted only at year-end;

▪	lower revenues from the sale of fuel for trading, down euro 302 million, resulting from the net effect of the euro 50 million increase in gas sales and the euro 352 million decline in sales of other fuels.
Gross operating margin amounts to euro 2,217 million, up euro 327 million (+17.3%) due primarily to the recording of previous years’ regulatory items, as operating cost reductions and the effect of commodity risk hedging transactions offset the reduction in sale volumes and the increase in the cost of fuels.
Operating income amounted to euro 1,640 million, up euro 312 million (+23.5%) on the 1st Half 2004 (euro 1,328 million), affected, with respect to the gross operating margin, by higher depreciation, amortization and write-downs, up euro 15 million.

International operations
Net efficient generation capacity installed abroad

				Enel Unión Fenosa
MW	Enel North America	Enel Latin America	Viesgo Group	Renovables	Maritza	Total	Total	Change
						at June 30, 2005	at Dec. 31, 2004

Thermoelectric plants	—	—	1,592	—	549	2,141	2,141	—
Hydroelectric plants	313	174	672	—	—	1,159	1,129	30
Wind plants	67	24	—	274	—	365	350	15
Biomass and biogas plants	22	—	—	—	—	22	21	1
Cogeneration plants	—	—	—	52	—	52	52	—

Total	402	198	2,264	326	549	3,739	3,693	46
The increase in net generation capacity is due essentially to Enel North America that acquired a 25MW hydroelectric plant in Vermont.
Capital expenditure on generation plants abroad in the 1st Half of 2005 amounted to euro 91 million, of which euro 65 million relating to electricity generation plants in Spain.
Revenues for the 2nd Quarter of 2005 are equal to euro 225 million, up euro 91 million on the same period in 2004. In the 1st Half of 2005 revenues amount to euro 455 million, up euro 179 million on the 1st Half of 2004.

The growth is due to Viesgo Generación and Enel Unión Fenosa Renovables that reported a strong increase in revenues, up respectively euro 76 million and euro 12 million in the 2nd Quarter. In the 1st Half of 2005 the increase in revenues was equal respectively to euro 158 million and euro 21 million.
Net generation of foreign operations in the 2nd Quarter of 2005 amounted to 3,426 million kWh, up 1,102 million kWh on the same period in 2004. In the first six months of 2005 net generation was equal to 7,029 million kWh, up 1,505 million kWh on the same period in 2004.
Gross operating margin for the 2nd Quarter 2005 and 1st Half 2005 amounted respectively to euro 81 million and euro 172 million. The euro 45 million increase for the 2nd Quarter and the euro 75 million increase for the 1st Half are due to primarily to Viesgo Generación and Enel Unión Fenosa Renovables. Viesgo Generación accounted for a euro 31 million increase for the 2nd Quarter and the euro 53 million increase for the 1st Half. Gross operating margin of Enel Unión Fenosa Renovables grew by euro 9 million and euro 16 million respectively in the 2nd Quarter and 1st Half of

2005. The growth in the gross operating margin of both companies is due primarily to the higher sale price of electricity and to the increase in electricity generation volumes.
Operating income for the 2nd Quarter 2005 amounted to euro 48 million, up euro 37 million on the same period in 2004. In the 1st Half of 2005 it amounted to euro 109 million, up euro 60 million on the 1st Half 2004. The increase registered in both periods is due to the phenomena described in the comment to the gross operating margin above, in addition to higher depreciation, amortization and write-downs, up respectively euro 8 million and euro 15 million in the 2nd Quarter and 1st Half of 2005.

Networks, Infrastructure and Sales
Enel structure includes two specific Divisions:
▪	Sales, developing an integrated offer of products and services in the field of electricity and gas through specialized distribution channels;

▪	Networks and Infrastructure, that includes electricity and gas network operations.
Due to the current transitional stage leading to the adoption of rules for the unbundling of the above activities, in the analysis that follows they are considered jointly, separating the electricity and gas sector.
Networks, Infrastructure and Sales

2nd Quarter			In millions of euro	1st Half
2005	2004	Change		2005	2004		Change

			Electricity — Domestic operations
4,087	4,124	(37)	Revenues	8,368	8,865		(497)
711	917	(206)	Gross operating margin	1,492	1,718		(226)
525	739	(214)	Operating income	1,128	1,377		(249)
			Electricity — International operations
218	95	123	Revenues	364	200		164
24	16	8	Gross operating margin	40	33		7
11	10	1	Operating income	17	19		(2)

			Electricity — Total
4,305	4,219	86	Revenues	8,732	9,065		(333)
735	933	(198)	Gross operating margin	1,532	1,751		(219)
536	749	(213)	Operating income	1,145	1,396		(251)

			Gas
250	231	19	Revenues	906	798		108
17	18	(1)	Gross operating margin	167	159		8
(5)	(6)	1	Operating income	124	115		9

			Elisions
(2)	(3)	1	Revenues	(2)	(3)		1

			Total
4,553	4,447	106	Revenues	9,636	9,860		(224)
752	951	(199)	Gross operating margin	1,699	1,910		(211)
531	743	(212)	Operating income	1,269	1,511		(242)

			Net capital employed	12,561	12,334	(1)	227
			Employees at period-end (no.)	37,577	35,537	(1)	2,040
430	424	6	Capital expenditure	752	758		(6)

(1)	At December 31, 2004.

Electricity
For an analysis of results, electricity distribution and sale activities managed by Italian subsidiaries were separated from those managed by foreign subsidiaries.
Electricity — Domestic operations
The sector includes:
▪	Enel Distribuzione (electricity distribution network serving the free and regulated market; sale of electricity on the regulated market);

▪	Deval (activities similar to those of Enel Distribuzione but limited to the Valle d’Aosta Region);

▪	Enel Energia (sale of electricity on the free market to customers with an annual consumption below 100 million kWh);

▪	Enel Sole (public and art lighting) and Enel.si (franchising).
Network streamlining
In 2005, in application of Legislative Decree 79/99, procedures for the sale by Enel Distribuzione of local distribution networks to municipal utilities requesting them and those for the acquisition of municipal utilities non entitled to hold of concessions, continued, and in some cases were concluded.
Effective January 1, 2005, Enel Distribuzione sold the local electricity distribution and sale network serving the municipalities of Ortona and San Vito Chietino to Azienda Elettrica Odoardo Zecca. The distribution business sold serves 9,000 customers having an aggregate annual consumption of 160 GWh, and was valued at euro 14 million.
As illustrated in the “Significant events in the 1st Half of 2005” section of the present Report, in February 2005, Enel Distribuzione signed a Memorandum of understanding for the sale to Meta of the electricity distribution and sale network serving 18 municipalities in the Modena province. On July 1, 2005 it also sold to SET Distribuzione the electricity distribution network serving the Trento Province.

Capital expenditure and networks
Capital expenditure on electricity distribution networks

In millions of euro	1st Half
	2005	2004	Change

High-voltage	64	67	(3)	-4.5%
Medium-voltage	170	187	(17)	-9.1%
Low-voltage	382	393	(11)	-2.8%

Total	616	647	(31)	-4.8%
The decline in capital expenditure in the 1st Half of 2005 affected all voltage segments. Lower capital expenditure on low-voltage networks is due to the Digital Meter Project in the context of which about 3.5 million meters were replaced in the first six months of the year (about 3.9 million in the same period in 2004), thus reaching a total of 24.4 million digital meters installed since the launch of the project.
Electricity distribution networks

	km	no.	km	no.	km	no.
	at June 30, 2005		at Dec. 31, 2004		Change

High-voltage lines	19,084	—	19,114	—	(30)	—
Primary cabins	—	2,013	—	2,013	—	—

Medium-voltage lines	336,419	—	335,841	—	578	—
Secondary cabins	—	411,851	—	410,657	—	1,194

Low-voltage lines	739,975	—	734,890	—	5,085	—
Operating performance for the 2nd Quarter
Revenues for the 2nd Quarter of 2005 amount to euro 4,087 million, declining by euro 37 million (down 0.9%) on the same period in 2004 due mainly to the following factors:
▪	a euro 64 million decline in sales of electricity to end-users, and a euro 22 million decline in sales to resellers. In the 2nd Quarter of 2004, revenues included the upward revision of estimates made at the end of 2003 of electricity distributed and sold in 2003, but not yet billed at June 30, 2004;

▪	a euro 38 million increase in revenues recorded by Enel Energia due both to higher quantities sold and higher average unit prices;

Sale and transport of electricity (Enel Distribuzione and Deval)

	In millions of kWh				In millions of kWh
	Transported for the	Sold on the			Transported for the	Sold on the
	free market	regulated market	Total	In millions of euro	free market	regulated market	Total	In millions of euro
	2nd Quarter 2005				2nd Quarter 2004

High-voltage	12,660	1,188	13,848	136	11,450	1,200	12,650	134
Medium-voltage	17,380	5,188	22,568	656	16,003	5,710	21,713	669
Low-voltage	1,834	24,422	26,256	2,853	1,240	26,562	27,802	2,906

Total	31,874	30,798	62,672	3,645	28,693	33,472	62,165	3,709
Sales on the regulated market in the 2nd Quarter of 2005 amount to 30,798 million kWh, down 2,674 million kWh on the 2nd Quarter of 2004 (33,472 million kWh). The volume of electricity transported for the free market increases by 3,181 million kWh (up 11.1%) due partly to the recording in 2005 of 1.5 TWh transported in previous years. Total electricity distributed is unchanged from the same period in 2004 (up 0.8%).

Total revenues from the sale and transport of electricity on the regulated market, excluding sales to resellers, amount in the 2nd Quarter of 2005 to euro 3,645 million. The euro 64 million (down 1.7%) decline on the same period in 2004 is due mainly to the recording in 2004 of adjustments to the amount of electricity supplied in 2003, in addition to the different mix between non-eligible customers and free market ones.
Sales to resellers decline by euro 22 million from euro 34 million in the 2nd Quarter of 2004 to euro 12 million in the same period in 2005.

With reference to the free market, revenues from the sale by Enel Energia of electricity to eligible end-users and other operators (including intragroup adjustments with Enel Trade) grow by euro 41 million (up 26.8%), as shown below:
Free market electricity sales

	In millions	In millions	In millions	In millions	In millions	In millions
	of euro	of kWh	of euro	of kWh	of euro	of kWh
	2nd Quarter 2005		2nd Quarter 2004		Change

Sales to eligible end-users	188	1,956	152	1,893	36	63
Sales to other operators	6	8	2	36	4	(28)
Total	194	1,964	154	1,929	40	35

Intragroup adjustments	—	—	(1)	—	1	—

TOTAL	194	1,964	153	1,929	41	35
The growth in the volume of electricity sold to end-users reflects the opening-up of the market in 2004 and the sales campaign for 2005.
Considering also sales made by Enel Trade to end-users, amounting to 2,583 million kWh, the Group’s domestic free market sales amount in the 2nd Quarter of 2005 to 4,547 million kWh, declining by 18.0% on the 2nd Quarter of 2004 (down 998 million kWh) due mainly to lower sales to large electricity users.
Gross operating margin for the 2nd Quarter of 2005 amounts to euro 711 million, declining by euro 206 million (down 22.5%) on the same period in 2004. The decline is due primarily to the euro 201 million contraction in the margin on the sale and transport of electricity earned by Enel Distribuzione, originating mainly from the upward revision in the 1st Half of 2004 of estimates made at the end of 2003 of electricity distributed and sold in 2003, but not yet billed, in addition to the effect of lower tariffs, partly offset by the reduction in operating costs and in particular personnel costs.
Operating income for the 2nd Quarter of 2005 amounts to euro 525 million, down from euro 739 million in the same period in 2004. The euro 214 million decline reflects the mentioned reduction in the gross operating margin and a euro 8 million increase in depreciation, amortization and write-downs.

Operating performance for the 1st Half of 2005
Revenues of domestic operations of the Networks, Infrastructure and Sales Division for the 1st Half of 2005 amount to euro 8,368 million, declining by euro 497 million (down 5.6%) on the 1st Half of 2004 due mainly to the following factors:
▪	a euro 359 million decline in revenues from the sale and transport of electricity, of which euro 252 million due lower sales to resellers, and euro 107 million to the decline of electricity supplied to end-users. In the 1st Half of 2004, these revenues included the upward revision of year-end estimates of electricity distributed and sold in 2003;

▪	a euro 96 million decline in revenues due to the application from January 1, 2004 of equalization mechanisms on distributors’ margins pursuant to Authority Resolution 5/04;

▪	a euro 20 million decline in revenues from franchising activities (Enel.si);

▪	a euro 52 million increase in revenues recorded by Enel Energia due both to higher quantities sold and higher average unit prices.
Sale and transport of electricity (Enel Distribuzione and Deval)

	In millions of kWh				In millions of kWh
	Transported for the	Sold on the			Transported for the	Sold on the
	free market	regulated market	Total	In millions of euro	free market	regulated market	Total	In millions of euro
	1st Half 2005				1st Half 2004

High-voltage	23,635	2,448	26,083	267	22,333	2,395	24,728	273
Medium-voltage	33,552	10,233	43,785	1,278	31,399	11,905	43,304	1,384
Low-voltage	3,660	52,161	55,821	5,956	2,302	54,930	57,232	5,951

Total	60,847	64,842	125,689	7,501	56,034	69,230	125,264	7,608
Sales on the regulated market in the 1st Half of 2005 decline by 4,388 million kWh (down 6.3%) due to the opening-up of the market and adjustments to the electricity sold and transported in previous years, while the volume of electricity transported for the free market increases by 4,813 million kWh (up 8.6%).
Total revenues from the sale and transport of electricity on the regulated market, excluding sales to resellers, amount to euro 7,501 million, declining by euro 107 million (down 1.4%) on the same period in 2004. The decline is due primarily to the mentioned recording in 2004 of adjustments to the amount of electricity supplied in 2003.

Sales to resellers decline by euro 252 million, from euro 270 million in the 1st Half of 2004 to euro 18 million in the same period in 2005. The reduction can be traced to the fact that from April 1, 2004 resellers acquire electricity directly from the Single Buyer.

With reference to the free market, revenues from the sale by Enel Energia of electricity to eligible end-users and other operators (including intragroup adjustments with Enel Trade) grow by euro 52 million (up 16.5%), as shown below:
Free market electricity sales

	In millions	In millions	In millions	In millions	In millions	In millions
	of euro	of kWh	of euro	of kWh	of euro	of kWh
	1st Half 2005		1st Half 2004		Change

Sales to eligible end-users	359	3,887	305	3,532	54	355
Sales to other operators	8	49	3	61	5	(12)
Total	367	3,936	308	3,593	59	343

Intragroup adjustments	—	—	7	—	(7)	—

Total	367	3,936	315	3,593	52	343
Considering also sales made by Enel Trade to end-users, amounting to 5,113 million kWh, the Group’s domestic free market sales amount in the 1st Half of 2005 to 9,049 million kWh, down 14.3% (-1,506 million kWh) on the 1st Half of 2004 due to factors explained in the comment to the quarter.
Gross operating margin for the 1st Half of 2005 amounts to euro 1,492 million, declining by euro 226 million (down 13.2%) on the same period in 2004. The decline is due primarily to the phenomena described for the 2nd Quarter. The contraction in the margin on the sale and transport of electricity earned by Enel Distribuzione for the 1st Half of 2005 amounts to euro 220 million.
Operating income for the 1st Half of 2005 amounts to euro 1,128 million, down from euro 1,377 million in the same period in 2004. The euro 249 million decline reflects the mentioned reduction in the gross operating margin and a euro 23 million increase in depreciation, amortization and write-downs.

Electricity — International operations
Enel operates in Spain in the field of electricity distribution and sale through subsidiaries Electra de Viesgo Distribuciòn, Barras Elèctricas Galaico Asturianas and Viesgo Energìa, and in Romania, following the acquisition on April 28, 2005 of Electrica Banat and Electrica Dobrogea.
Revenues of international operations for the 2nd Quarter and the 1st Half of 2005 grow respectively by euro 123 million and euro 164 million. The increase is due primarily to the mentioned acquisition of the two Romanian distribution companies (up euro 76 million) in addition to the increase in activity of Spanish subsidiaries.
Gross operating margin for the 2nd Quarter of 2005 amounts to euro 24 million, up euro 8 million on the same period in the previous year. In the 1st Half of 2005 it amounts to euro 40 million, up euro 7 million on the corresponding period in 2004.
Operating income for the 2nd Quarter and the 1st Half of 2005 amount respectively to euro 11 million and euro 17 million, in line with the two periods in the previous year.
Capital expenditure in the 1st Half of 2005 amounted to euro 22 million and relates almost entirely to Electra de Viesgo Distribución’s network.

Gas
In the context of the Networks, Infrastructure and Sales Divisions, the distribution and sale of natural gas is carried out by the following main companies:
▪	Enel Rete Gas, Avisio Energia and Co.Im.Gas, owners of the distribution networks and the related concession for their management, issued at the local level;

▪	Enel Gas, entrusted with the sale of gas to end-users. This segment of the market does not require a concession and is completely liberalized from January 1, 2003.
Procurement and sale to “distributors” is carried out by Enel Trade, part of the Generation and Energy Management Division.
As part of restructuring aimed at integrating minor companies operating in the distribution and sale of natural gas sector, on June 30, 2005, Ottogas Rete, Italgestioni, SAMIG and Metan Gas Sicilia were merged into Enel Rete Gas, while Ottogas Vendita and Italgestioni Gas were merged into Enel Gas. Both mergers were effective retroactively for accounting and tax purposes from January 1, 2005.
Operating performance for the 2nd Quarter
Revenues of the gas area for the 2nd Quarter of 2005 amount to euro 250 million, up euro 19 million (+8.2%) on the same period in 2004. The growth is connected primarily to the increase in the sales tariff as a result of higher gas prices, offsetting the 85 million cubic meter decline in the volume of gas sold, down from 904 million cubic meters in the 2nd Quarter of 2004, to 819 million cubic meters in the same period in 2005.
Revenues from the sale of natural gas to end-users amount to euro 230 million, up euro 10 million (+4.5%).
At the end of June 2005, the Gas Area served about 2 million customers distributed over the whole national territory.
Taking into account also the activity of Enel Trade, that in the 2nd Quarter of 2005 reported sales to third parties amounting to 314 million cubic meters of gas and revenues equal to euro 69 million, Enel’s total gas sales amount to 1,133 million cubic meters, generating euro 299 million in revenues.
Gross operating margin for the 2nd Quarter of 2005 is equal to euro 17 million and is in line with the 2nd Quarter of 2004 (euro 18 million).
Operating income for the 2nd Quarter of 2005 is equal to a loss of euro 5 million, improving from a loss of euro 6 million in the 2nd Quarter of 2004.

Operating performance for the 1st Half
Revenues of the gas area for the 1st Half of 2005 amount to euro 906 million, up euro 108 million (+13.5%) on the same period in 2004. Revenues from the sale of natural gas to end-users amount to euro 871 million, up euro 91 million (+11.7%). Volumes sold are in line with the same period in 2004, down slightly from 3,003 million cubic meters in the 1st Half of 2004, to 2,998 million cubic meters in the same period in 2005 (-0.2%).
Taking into account also the activity of Enel Trade, that in the 1st Half of 2005 reported sales to third parties amounting to 1,034 million cubic meters of gas and revenues equal to euro 222 million, Enel’s total gas sales amount to 4,032 million cubic meters, generating euro 1,093 million in revenues.
Gross operating margin for the 1st Half of 2005 is equal to euro 167 million. The euro 8 million increase on the 1st Half of 2004 (up 5%) is due primarily to improved margins on gas.
Operating income for the 1st Half of 2005 is equal to euro 124 million, up euro 9 million (+7.8%) on the 1st Half of 2004.

Parent company and Other activities
Parent company and Other activities

2nd Quarter			In millions of euro	1st Half
2005	2004	Change		2005	2004		Change

			Parent company
630	1,081	(451)	Revenues	881	1,322		(441)
362	847	(485)	Gross operating margin	350	881		(531)
360	847	(487)	Operating income	346	880		(534)

			Employees at period-end (no.)	581	590	(1)	(9)
1	—	1	Capital expenditure	1	—		1

			Services and Other activities
413	523	(110)	Revenues	702	989		(287)
56	105	(49)	Gross operating margin	105	173		(68)
35	69	(34)	Operating income	63	108		(45)

			Net capital employed	596	885	(1)	(289)
			Employees at period end (no.)	4,856	3,826	(1)	1,030
15	28	(13)	Capital expenditure	33	46		(13)

(1)	At December 31, 2004.
Parent company
As an industrial holding company, Enel defines strategic targets for the Group and coordinates activities of subsidiaries.
In addition, Enel manages treasury operations and insurance risk coverage, providing assistance and guidelines on organizational, personnel management and industrial relations, accounting, administrative, tax, legal and corporate matters. Moreover, the Parent company retains title to long-term electricity import contracts. Until March 31, 2004, electricity was sold to Enel Distribuzione. Subsequently, as provided by Decree of the Ministry of Productive Activities dated December 19, 2003, electricity has been sold to the Single Buyer.
Operating performance for the 1st Half
Revenues for the 1st Half of 2005 amount to euro 881 million, down euro 441 million on the corresponding period of 2004. The decrease is due mainly to net capital gains recorded in the 1st Half of 2005 (euro 328 million) and in the 1st Half of 2004 (euro 812 million) due to the sale respectively of a 13.86% and a 50% stake in Terna.
Gross operating margin for the 1st Half 2005 is equal to euro 350 million, down euro 531 million over the same period in 2004, due to lower capital gains on the disposal of equity investments, a reduction in margins on the sale of electricity, as well as higher accruals and an increase in other operating expenses partly due to the fourth placement of Enel stock on the market in June 2005.
Operating income, declines by euro 534 million to euro 346 million in the 1st Half of 2005.
Services and Other activities
The Services and Other activities area provides competitive services to Enel Divisions. The area includes Real Estate and services, Engineering and contracting, Information technologies, Personnel Training and Administration, Factoring and Insurance services, in addition to Water activities that are gradually being divested.
In the context of the streamlining and centralization of service activities and staff functions under a single company (Enel Ape), structures were created to divide services in order to obtain maximum efficiency and improve quality, enabling operating companies to concentrate on the electricity business. The following changes have taken place since June 30, 2004:
▪	the merger of Enel Facility Management and Enel.it into Ape Gruppo Enel took place effective January 1, 2005. The company resulting from the merger assumed the new denomination of Enel Ape;

▪	on April 1, 2005, administrative businesses of the Parent Company, Enel Distribuzione and Enel Produzione were transferred to Enel Ape that thus acquired 957 employees.
Furthermore, on July 14, 2004, the disposal of NewReal was completed, involving the transfer of 887 properties.
Finally, on May 10, 2005, Enel concluded the sale to Compagnie Générale des Eaux, a water sector holding company of the Veolia Environment Group, of the entire capital stock of Enel.Hydro, which holds Enel’s interests in the water sector in the Calabria Region and in the Latina Province, in addition to a 20% stake in Idrosicilia.
Revenues of Services and Other activities for the 1st Half of 2005 amount to euro 702 million, as compared to euro 989 million in the corresponding period of 2004. In the 1st Half of 2005, other divisions of the Group accounted for 72% of revenues, as compared with 52% in the same period in the previous year.
Revenues from third parties in the 1st Half of 2005 amount to euro 197 million, down from euro 470 million in the same period in 2004. The decline can be attributed to

Engineering and contracting due to the change in the strategy followed by the Group regarding non-core activities, that are currently concentrating on providing services to other Group companies, while commitments with third parties are limited to the completion of contract work in progress.
Gross operating margin for the 1st Half of 2005 amounts to euro 105 million, declining by euro 68 million (-39.3%) on the same period in 2004 (down euro 33 million in Engineering and contracting, down euro 52 million in Real estate and services, and up euro 17 million in Other activities).
In the 1st Half of 2005 the operating income amounts to euro 63 million, declining by euro 45 million (-41.7%) on the same period in 2004 (euro 108 million).

Discontinued operations
Transmission Networks
Terna owns the majority of the Italian National Transmission Network (NTN) and is responsible for the management, maintenance and development of the same, based on the guidelines provided by the Independent System Operator (ISO). The ISO is an entity controlled by the Italian Treasury responsible for the transmission and dispatching of electricity, in addition to the unified management of the NTN. The role of the ISO and Terna has been defined through an Operating Agreement dated December 16, 2002.
Terna further owns two Brazilian companies, Novatrans and TSN, that own and operate high- and super-high voltage power transmission lines.
In compliance with the provisions of Decree of the President of the Council of Ministers (DPCM) dated May 11, 2004, providing for the unification of ownership and management of the National Transmission Network (NTN), on February 28, 2005, Terna and the ISO signed a contract for the transfer to Terna of the ISO’s electricity dispatching, programming and development business unit, as indicated in the mentioned DPCM. The total value of the business transferred is euro 180 million.
At June 30, 2005, the unification was still subject to the approval of the Antitrust Authority that, on August 5, 2005, approved the sale on condition that Cassa Depositi e Prestiti sells within 24 months from July 1, 2007 the 10.2% stake it holds in Enel. Until such sale, the Authority has imposed two transitory conditions regarding the independence of the Board of Directors of Terna and the definition of the role of the Advisory Committee, as per DPCM dated May 11, 2004.

Transmission Networks

2nd Quarter			In millions of euro	1st Half
2005	2004	Change		2005	2004		Change

			Terna
209	205	4	Revenues	427	457		(30)
135	105	30	Gross operating margin	288	292		(4)
98	70	28	Operating income	215	222		(7)

			Brazilian companies
36	29	7	Revenues	73	52		21
31	22	9	Gross operating margin	60	38		22
27	18	9	Operating income	51	31		20

			Total
245	234	11	Revenues	500	509		(9)
166	127	39	Gross operating margin	348	330		18
125	88	37	Operating income	266	253		13

			Net capital employed	3,865	3,602	(1)	263
			Employees at period-end (no.)	2,908	2,929	(1)	(21)
54	78	(24)	Capital expenditure	84	137		(53)

(1)	At December 31, 2004.
Capital expenditure
Capital expenditure on power lines in the 1st Half of 2005 amounted to euro 84 million, down from euro 137 million in the 1st Half of 2004. Terna’s capital expenditure on domestic operations amounted to euro 82 million (euro 109 million in the 1st Half of 2004) relating prevalently to work for the upgrade of transport, transformation and/or interconnection capacity.
Capital expenditure of Brazilian transmission companies in the 1st Half of 2005 amounted to euro 2 million, down euro 26 million on the same period in 2004. The reduction is due to the completion by Novatrans of the North-South II 500 kV power line extending for 1,278 kilometers in early 2004.

Terna’s domestic network

	no.	km	no.	km
	at June 30, 2005		at December 31, 2004

Stations	300	—	300	—
Transformers	567	—	569	—
Bays	3,918	—	3,902	—
Lines	—	34,979	—	34,958
Three-phase lines	1,940	38,775	1,931	38,696
Operating performance for the 2nd Quarter
Revenues for the 2nd Quarter of 2005 amount to euro 245 million, up euro 11 million on the same period in 2004, due to an increase in revenues from the usage of the Brazilian transmission network, as well as higher capital grants and other operating income recorded by Terna.
Gross operating margin amounts to euro 166 million, up euro 39 million on the same period in 2004, benefiting from a reduction of euro 25 million in operating costs that in the 2nd Quarter of 2004 included expenses relating to the IPO of Terna and adjustments on previous year’s fees for the lease of the network.
Operating income amounts to euro 125 million, up euro 37 million on the 2nd Quarter of 2004.
Operating performance for the 1st Half
Revenues for the 1st Half of 2005 amount to euro 500 million, down euro 9 million on the same period in 2004. Revenues from electricity transport on the domestic transmission network decline by euro 41 million due to new tariffs introduced by the Authority through Resolution 5/04 from April 2004. Revenues from the transport of electricity on the Brazilian network grow by euro 20 million partly due to the coming into full operation of the Novatrans power line in 2004.
Gross operating margin amounts to euro 348 million, growing by euro 18 million on the same period in 2004 that was affected by adjustments to fees for the use of the NTN in 2002 and 2003 (euro 16 million) and by costs incurred in the context of Terna’s IPO. The growth is a direct consequence of the increase in revenues of Brazilian companies as a result of the coming into operation of the new transmission line.
Operating income amounts to euro 266 million, up euro 13 million on the 1st Half of 2004 (euro 253 million).

Telecommunications
Wind operates in the fixed and mobile phone telecommunications and Internet services sector. Mobile services are offered under the Wind trademark, while voice and internet fixed telephony services are offered under the Infostrada one. The Libero trademark is used for the Internet portal.
Wind is present in the fixed-line telephone service sector also in the Greek market through subsidiary Tellas, a company held by Wind-PPC Holding NV. The preliminary contract concluded on December 23, 2004 between Wind Telecomunicazioni and Enel Investment Holding BV for the sale by Wind of a 50% stake in Wind-PPC Holding NV was terminated due to the lack of interest in the sale of the holding.
Information regarding the ownership of Wind is reported under “Significant events in the 1st Half of 2005”.
Telecommunications

2nd Quarter			In millions of euro	1st Half
2005	2004	Change		2005	2004		Change

1,177	1,357	(180)	Revenues	2,339	2,425		(86)
364	537	(173)	Gross operating margin	757	798		(41)
49	134	(85)	Operating income	122	87		35

			Net capital employed(1)	11,274	11,562	(2)	(288)
			Employees at year-end (no.)	8,286	8,188	(2)	98
179	158	21	Capital expenditure	276	230		46

(1)	Includes the goodwill on the acquisition of Infostrada and the stake in Wind formerly owned by Deutsche Telekom and France Telecom. Goodwill relating to Wind’s minor subsidiaries is also included.

(2)	At December 31, 2004.
Mobile telephone service
At June 30, 2005, the Italian mobile telephone market reached 66.4 million SIM cards, representing a penetration of over 115% of the population. At June 30, 2005, Wind had a market share of over 20% (19% at the end of 2004) for a total of 13.5 million SIM cards (including 0.6 million machine-to-machine SIM cards), up from 12.1 million cards at December 31, 2004 (including 0.5 million machine-to-machine SIM cards). In the 1st Half of 2005 Wind’s voice traffic totaled 8.6 billion minutes (up 37% on the same period in 2004).
In the 1st Half of 2005 revenues for mobile telephone services amounted to euro 1,288 million, up 8.3% on the first six months of 2004. Monthly average revenues per user (ARPU, calculated in comparable terms with that of other mobile telephone operators)

were equal to euro 18.8 in the 1st Half of 2005, as compared to euro 22.0 in the same period of 2004.
Fixed-line telephone service
In the 1st Half of 2005 the consolidation of the fixed-line telephone service segment continued, with signs of a slight decline in traffic volumes due to the migration from fixed-line traffic to mobile. In this context, Wind focused its attention to maintaining and developing further its customer base.
At June 30, 2005, Wind had a base of 2.3 million customers, of which about 496,000 were ULL (Unbundling of the Local Loop) active customers. In the 1st Half of 2005 Wind’s voice traffic was equal to 7.1 billion minutes, a 7% decline on the same period in 2004.
Total revenues from domestic fixed-line traffic (including Internet services) for the 1st Half of 2005 amounted to euro 802 million, down 4.7% on the same period in 2004. In the first six months of 2005, monthly average revenues per user (ARPU) reached euro 37.7, up from euro 36.3 in the same period of 2004.
Internet and data services
In the 1st Half of 2005 the market for Internet access continued to grow considerably, especially with reference to customers for broadband services (especially ADSL, Asymmetric Digital Subscriber Line). In this segment, Wind carried out a strong communications campaign centered on Libero with the objective of strengthening the brand and supporting the acquisition of new customers, promoting the use of ADSL service.
In the first part of 2005 Wind confirms its leadership as access provider in the Italian Internet market with 20 million registered customers (as compared with 17.1 million at the end of 2004), of which about 2.7 million are active customers (customers who used the service at least once in the month of June 2005). In the broadband Internet access service segment, Wind increased significantly its customer base that at the end of June 2005 reached about 495,000 customers.
Regulatory aspects
In reference to the annual contribution applicable from 1999 in favor of the Ministry of Communications (the Turnover Contribution, introduced through Law no. 448, dated December 23, 1998) payable by holders of licenses and public concessions for voice telecommunication, mobile and personal telecommunications services, on January 4, 2005, the granting of the appeal between Wind and the Lazio Regional Administrative Court was deposited, canceling all obligations in relation to said contributions. On April

18, 2005, Wind filed with the competent Authorities an application for the reimbursement of turnover contributions made by the company and the former Infostrada.
Capital expenditure
Capital expenditure for the 1st Half of 2005 amounts to euro 276 million (euro 230 million in the 1st Half of 2004) and relate primarily to the development of the UMTS access network, the extension and optimization of the GSM/GPRS network, in addition to the development of fixed-line access infrastructure (ULL).
Operating performance for the 2nd Quarter
Revenues for the 2nd Quarter of 2005 amount to euro 1,177 million (of which euro 69 million from the Enel Group), down euro 180 million over the same period in 2004 (euro 1,357 million).
The decline is connected to the reversal in the 2nd Quarter of 2004 of a euro 194 million accrual related to the turnover contribution payable by holders of telecommunications licenses to the Ministry of Communications and no longer due as a result of the ruling of the European Court of Justice. Excluding this component, revenues for the 2nd Quarter of 2005 are in line with the corresponding period in the previous year.
Gross operating margin amounts to euro 364 million, down euro 173 million (-32.2%) on the same period in 2004, due primarily to the mentioned cancellation of the turnover contribution, and the resulting benefit in 2004.
Operating income is positive by euro 49 million, down euro 85 million on the 2nd Quarter of 2004.
Operating performance for the 1st Half
Revenues for the 1st Half of 2005 amount to euro 2,339 million (of which euro 127 million from Enel Group companies) and decline by euro 86 million (down 3.6%) on the 1st Half of 2004.
In comparing revenues from the two periods it should be noted that, as already explained in the comment to the operating performance for the 2nd Quarter, the 1st Half of 2004 benefited from the reversal of accrual, amounting to euro 194 million, made in past years against the turnover contribution, whereas revenues for the 1st Half of 2005 include, for the same reason, non-recurrent income on the retrieval of amounts paid at the time to the Ministry of Communications, equal to euro 55 million.
Excluding the above items, revenues for the 1st Half of 2005 grew by euro 53 million, benefiting primarily from an increase in revenues from interconnection traffic.

Gross operating margin for the 1st Half of 2005 amounts to euro 757 million, declining by euro 41 million (down 5.1%). Excluding the impact of the turnover contribution it grows by euro 98 million (up 16.2%), benefiting from an increase in revenues from interconnection traffic and a decline in operating costs (down euro 45 million, or 2.8%). Interconnection and roaming costs continue to decline as a percentage of revenues from 27.8% in the 1st Half of 2004 to 28.1% in the 1st Half of 2005 due to the increase in traffic on the Wind’s network and lower roaming and interconnection prices.
Operating income is positive by euro 122 million, up euro 35 million on the 1st Half of 2004 (+40.2%) due to lower write-downs of receivables.

Research and Development
The Enel Group currently conducts “competitive research”, carried out for the immediate benefit of the Group. The activity involves qualified professionals in the Generation and Energy Management Division, resulting in an expense for the first six months of 2005 of about euro 8 million, in line with the first six months of 2004 (euro 9 million).
“System Research”, conducted for the common benefit of all domestic electricity operators, regulated by norms for the reorganization of the power sector and remunerated through a specific tariff component, is carried out by associate Cesi, in which, at June 30, 2005, the Enel Group held a 40.92% share.
In the first six months of 2005, “competitive research” continued to concentrate on different aspects of electricity generation, studying ways to improve the operating and economic efficiency, and the environmental compatibility of the generation process. More specifically:
▪	the development of early diagnostics for gas turbines and their application to combined-cycle plants continued. As a result of the feasibility study for a geothermal plant diagnostic system carried out in 2004, a prototype to be used for testing at the Nuova Larderello and Nuova San Martino geothermal plants was developed;
▪	research projects aimed at developing low-cost fuels and optimizing combustion processes continued;
▪	in the context of the “zero emissions” project, different research activities and testing were carried out and a number of tests were successfully completed. A technical and economic study for the use of dry-process cooling towers, replacing water-process ones currently used in the geothermal cycle, was started;
▪	the development of technologies and management tools for the full recycling of ashes produced in coal-fired thermal plants continued with the refining of technologies to verify the efficiency of the reduction of not fully combusted material in ashes and the production of special use materials;
▪	in the field of “advanced generation techniques”, and the development of renewable resource systems, the Archimede Project, launched by Enel in cooperation with Enea in 2003, continued. The project aims at developing a new solar energy technology that uses convex mirrors to concentrate heat at high temperatures;
▪	in the context of the “Hydrogen Park” Consortium joined by Enel in January 2004, the development and testing of technologies for the production of hydrogen from coal and of an advanced hydrogen-powered thermoelectric cycle continued. The design of a 12 MW test hydrogen plant for the generation of electricity and heat, to be installed at the Fusina plant, was completed. The plant consists of a hydrogen gas turbine with steam injection and retrieval of heat at the exhaust, producing very-low emissions and having a high efficiency. It will be fueled with hydrogen currently available at the Marghera petrochemical complex;
▪	the study of a new process based on the pirolysis of coal continued. After prototype and laboratory research showed potential for the process, a new 3.2 MW prototype was tested at the Bastardo (Perugia) plant.

Human resources and organization
Organization
The reorganization of staff functions started in 2004 continued in the first six months of 2005. The process aims at ensuring the unified management of processes and the full implementation of efficiency improvement measures.
After the merger with Enel Ape (formerly Ape Gruppo Enel, a subsidiary in charge of personnel management) of Enel.it and Enel Facility Management on January 1, 2005, the Administration and Services businesses of main Group companies were transferred into Enel Ape respectively on April 1, and July 1, 2005. Such configuration strengthens further the internal vocation of these structures, aimed at offering efficient and high-quality services to the rest of the Group.
Streamlining involved also the Generation and Energy Management division, with the merger, effective June 1, 2005, of Enel Green Power, Enel Logistica Combustibili and Conphoebus into Enel Produzione, in line with the organizational model adopted in the sector of electricity generation that considers all activities inherent to the business as a single area.
The optimization of the organizational structure was pursued also with the launch of measures aimed at improving staff and operating processes in generation and distribution.
In the international operations area, after the acquisition of Romanian electricity distribution companies Electrica Dobrogea and Electrica Banat in April 2005, a unit coordinating the management and integration of the two companies was created.
Development and training
Human resource development projects carried out in the first six months of 2005 are in line and in the spirit of continuity with those carried out in 2004 and in particular with the campaign aimed at the review of management competencies.
Based on the results of the review, development and training projects aimed at pursuing the excellence of corporate competencies, the staffing of managerial positions and the scouting and development of talents into increasingly important roles, were devised and launched. A formal assessment of all Area Managers (129) of the Networks, Infrastructure and Sales division was completed.
In the framework of the Management Review process aimed at the mapping of managers and officers, key positions in the Group were redefined. Key positions at the individual division and company level were also defined and groups of managers from which to staff these positions were outlined. In line with the growing importance given to performance evaluation and its measurement through objective and possibly measurable indicators, a pilot Performance Management project was carried out on a significant population of about 180 officers. The project will be extended to cover the entire officers population.
Institutional training programs aimed at supporting personnel in development paths at all key stages (courses for newly-hired personnel, new officers, officers changing position and new managers) and technical training relating to special issues of core business operation were provided. A particular emphasis was given to safety.
Projects were launched in cooperation with a number of Italian universities to:
•	favor the study of themes that have the potential for applications that are important to Enel;
•	promote the presence within Enel of young professionals – university students, new graduates, doctorate students – that contribute actively to the achievement of specific Group objectives, with the end of finding and developing talents for future hiring.
Hiring
Personnel selection within Enel aims at ensuring the compliance of candidates selected with the requirements of the job profiles at the various entry levels and at creating the conditions to enhance Enel’s appeal to the upper segments of the labor market.
The selection is focused on candidates that proceed spontaneously through the dedicated section of the institutional site.
The selection process is tailored according to the position to be covered and the number of hirings.
As in the past two years, in the first six months of 2005, recruiting activities were devoted to personnel search for Enel’s core activities.
Approximately 300 persons were hired in the period, of which 170 workers and 30 new Engineering and Economics university graduates.
Compensation and incentive systems
The compensation policy for 2005 focused on:
▪	a stronger integration between compensation and evaluation processes;
▪	an increase in variable retribution linked to performance;
▪	selective measures on fixed retribution, confirming a merit policy aimed at fostering competencies and professionalism within each professional family.

Short-term variable retribution criteria continued to be based on Management by Objective (MBO), involving in 2005 about 81% of management and a about 12% of officers. In line with previous years, Enel implemented a sales incentive plan aimed at sales personnel.
An experimental system for the evaluation of performance (aimed mainly at officers) and a bonus system for specific projects was introduced.
With regard to the medium and long-term incentive systems, a new 2005 Stock-option Plan, involving about 448 managers, was launched.
Industrial relations
Electricity sector
The normative and economic part of the national contract for electricity sector employees dated July 24, 2001 expired at the end of the 1st Half of 2005 and Trade Unions for the category gave notice as to the termination of the contract, without however submitting their requests for the renewal.
In the field of regulation of the right of strike, a proposal confirming the original terms for the provision of essential services contained in the agreement underwritten by Enel on November 12, 1991 and still applicable, was submitted to Trade Unions. The proposal provides for the experimental introduction, subject to limitations, of forms of so-called virtual strike.
Gas sector
On June 22, 2005, an agreement was concluded between Anigas, Assogas, Federestrattiva and national Trade Unions to request relevant institutions the closing of the Gas Fund in favor of the Mandatory General Insurance, covering ordinary social security benefits, while defining additional social security schemes. Together with the underwriting of the agreement, the parties set the terms according to which current norms should change and interested employees will be able to access new social security benefits to be defined by agreement between the same parties.
The national labor contract for gas and water sector employees expires at the end of the current year. The renewal is particularly relevant as, in addition to renewing economic conditions for the two years to December 31, 2005, it will be necessary to renew for the first time the normative part (after a first four-year term), also expiring on December 31, 2005.

Headcount
The Group’s headcount at June 30, 2005 was 64,643.
In the first six months of the year, the number of employees of the Group grew by 2,745 due primarily to the acquisition of Romanian companies Electrica Banat and Electrica Dobrogea. The balance between hirings and terminations is negative and represents a loss of 1,078 employees, in line with the trend set in past years.
Terminations were primarily the result of early retirement incentives (about 81% of the total). At June 30, 2005, the number of employees of foreign subsidiaries was about 5,426.
Changes in the headcount on December 31, 2004 are summarized in the table that follows.

Balance at Dec. 31, 2004		61,898

Changes in the scope of consolidation:
- Delta	168
- ENA (St. Felicien)	29
- Electrica Banat	2,014
- Electica Dobrogea	1,615
- Enel ESN Energo	9
- Enel Servicii	4
- Disposal of business by Rete Gas	(15)
- Disposal of Enel.Hydro	(1)
		3,823

Hirings	501
Terminations of employment	(1,579)

		(1,078)

Balance at June 30, 2005		64,643	(1)

(1)	Of which 11,194 employees relating to discontinued operations.

Corporate Governance
The Board of Directors appointed at the meeting held on July 27, 2005, the new members of the Compensation Committee and the Internal Control Committee, as envisaged by the Italian Corporate Governance Code for Listed Companies.
Francesco Taranto (acting as coordinator), Giulio Ballio, Fernando Napolitano and Gianfranco Tosi were appointed to the Compensation Committee.
Piero Gnudi (acting as coordinator), Augusto Fantozzi, Alessandro Luciano and Francesco Valsecchi were appointed to the Internal Control Committee.
Members of the two committees are all non-executive directors and affirmed that they meet the independence requirements provided for in the Italian Corporate Governance Code for Listed Companies.
The Board of Directors also brought Enel’s governance practice into line with US regulations for companies listed on the New York Stock Exchange. In accordance with the US regulations on audit committees, it was provided specifically to further reinforce the oversight duties of the Board of Statutory Auditors assigned to such body by the Italian law.
As from 31 July this year, therefore, the Board of Statutory Auditors will:
•	issue a binding opinion on the appointment, compensation and retention of the external auditors;
•	it will oversee the work of the external auditors and preapprove their engagement to perform any other auditing services;
•	the Board of Statutory Auditors will also oversee the corporate procedures that govern the submission of complaints or concerns regarding questionable accounting or auditing matters and may engage independent counsel and other advisers.

Consolidated Financial Statements

Consolidated Income Statement

	In millions of euro	Note	1st Half
			2005	2004

A	Revenue
	Revenues from sales and services	1	16,229	13,911
	Other revenues	2	576	1,007
		[Subtotal]	16,805	14,918

B	Costs
	Raw materials and consumables	3	9,624	7,197
	Services	4	1,497	1,552
	Personnel	5	1,366	1,438
	Depreciation, amortization, and write-downs	6	1,116	1,075
	Other operating expenses	7	273	286
	Change in inventories of finished products and work in progress		—	(1)
	Capitalized costs		(485)	(442)
		[Subtotal]	13,391	11,105

C	Operating income		3,414	3,813

D	Financial income and expense and from investments	8	(352)	(389)

E	Portion of income/(expense) arising from the valuation of investments under the equity method	8	3	(1)

F	Income before taxes		3,065	3,423

G	Income taxes	9	1,114	1,084

H	Income from continuing operations		1,951	2,339

I	Income from discontinued operations		55	84

L	Income for the period (shareholders of the parent company and minority interests)		2,006	2,423

	Attributable to minority interests		91	55
	Attributable to shareholders of the parent company		1,915	2,368

	Earnings per share (euro)		0.33	0.40
	Diluted earnings per share (euro) (1) (2)		0.33	0.40

(1)	Calculated by adjusting the average amount of the ordinary shares for the period to take into account the diluting effect of the stock options of the period.

(2)	Including euro 0.01 per share relating to discontinued operations for the 1st Half of both 2005 and 2004.

Consolidated Balance Sheet

In millions of euro		Note
			June 30, 2005	December 31, 2004

	ASSETS

A	Non-current assets
	Property, plant and equipment	10	29,434	36,702
	Intangible assets	11	536	3,362
	Goodwill	11	1,579	6,709
	Deferred tax assets	12	2,124	2,953
	Investments accounted for using the equity method	13	182	190
	Non-current financial assets	14	1,395	1,776
	Other non-current assets	15	977	154
		[Total]	36,227	51,846

B	Current assets
	Inventories	16	944	1,345
	Trade receivables	17	7,383	8,027
	Tax receivables	18	845	854
	Current financial assets	19	685	509
	Cash and cash equivalents	20	380	331
	Other current assets	21	1,899	2,466
		[Subtotal]	12,136	13,532
	Discontinued operations		18,693	—
		[Total]	30,829	13,532

	TOTAL ASSETS		67,056	65,378

In millions of euro		Note
			June 30, 2005	December 31, 2004

	LIABILITIES AND SHAREHOLDERS’ EQUITY

C	Equity attributable to the shareholders of the parent	22
	Share capital		6,149	6,104
	Other reserves		4,135	3,876
	Retained earnings (losses) carried forward		5,770	7,356
	Income for the period/year		1,915	617

		[Total]	17,969	17,953

D	Equity attributable to minority interests		1,448	1,113

	TOTAL SHAREHOLDERS’ EQUITY		19,417	19,066

E	Non-current liabilities
	Long-term loans	23	11,453	20,291
	Termination indemnities and other employee benefits	24	2,730	2,910
	Provisions for risks and charges	25	1,144	1,404
	Deferred tax liabilities	26	3,334	2,512
	Non-current financial liabilities	27	346	370
	Other non-current liabilities	28	20	218
		[Total]	19,027	27,705

F	Current liabilities
	Short-term loans	29	5,480	5,192
	Current portion of long-term loans	24	1,198	1,397
	Trade payables	30	5,116	6,818
	Income taxes payable		6	99
	Current financial liabilities	31	364	493
	Other current liabilities	32	4,273	4,608
		[Subtotal]	16,437	18,607

	Discontinued operations		12,175

		[Total]	28,612	18,607

	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		67,056	65,378

Consolidated Statement of Cash Flows

In millions of euro	1st Half
	2005	2004

Income for the period attributable to shareholders of the parent and minority interests	2,006	2,423

Adjustments for:
Amortization of intangible assets	209	233
Depreciation of non-current property, plant and equipment	1,531	1,479
Exchange rate gains and losses (including cash and cash equivalents)	(18)	19
Provisions	202	291
Financial (income)/expense	492	501
Income tax	1,240	1,093
(Gains)/losses and other non-monetary items	(363)	(794)
Cash flows from operating activities before changes in net current assets	5,299	5,245

(Increase)/decrease in provisions (including termination benefits)	(262)	(614)
(Increase)/decrease in inventories	49	11
(Increase)/decrease in trade receivables	(700)	(1,228)
(Increase)/decrease in financial and non-financial assets/liabilities	(163)	56
Increase/(decrease) in trade payables	(236)	359
Interest income and other financial income collected	112	158
Interest expense and other financial expense paid	(635)	(703)
Income tax paid	(487)	(1,394)
Cash flows from operating activities (A)	2,977	1,890

Investments in non-current property, plant and equipment	(1,426)	(1,452)
Investments in intangible assets	(134)	(95)
Investments in entities (or business units) less cash and cash equivalents acquired	(187)	(57)
Disposals of entities (or business units) less cash and cash equivalents sold	584	1,716
(Increase)/decrease in other investing activities	149	70
Cash flows from investing activities (B)	(1,014)	182

Change in net financial debt	214	(194)
Dividends paid	(2,303)	(2,195)
Increase in share capital and reserves due to the exercise of stock options	288	201
Capital contributed by minority shareholders	—	5
Cash flows from financing activities (C)	(1,801)	(2,183)

Impact of exchange rate fluctuations on cash and cash equivalents (D)	16	2

Increase/(Decrease) in cash and cash equivalents (A+B+C+D)	178	(109)

Cash and cash equivalents at beginning of the period	363	452

Cash and cash equivalents at end of the period	541	343
— of which discontinued operations	130	41

Consolidated Statement of changes in the Shareholders’ Equity

	Share capital and reserves attributable to shareholders of the parent
					Translation					Equity
		Share		Reserves	of financial				Equity	attributable
	Share	premium	Legal	pursuant to	statements in	IFRS	Retained	Income for	attributable	to minority
In millions of euro	capital	reserve	reserve	legislation	foreign currency	reserves	earnings	the period	to the Group	interests	Total

At January 1, 2004	6,063	—	1,453	2,215	18	(1,684)	8,866	2,509	19,440	181	19,621

Translation of financial statements in foreign currency	—	—	—	—	(1)	—	—	—	(1)	—	(1)
Other changes	—	—	—	—	—	16	—	—	16	799	815
Exercise of stock options	34	174	—	—	—	(7)	—	—	201	—	201
Allocation of income	—	—	—	—	—	—	314	(2,509)	(2,195)	—	(2,195)
Income for the period	—	—	—	—	—	—	—	2,368	2,368	55	2,423

At June 30, 2004	6,097	174	1,453	2,215	17	(1,675)	9,180	2,368	19,829	1,035	20,864

	Share capital and reserves attributable to shareholders of the parent
					Translation				Equity	Equity
		Share		Reserves	of financial				attributable to	attributable
	Share	premium	Legal	pursuant to	statements in	IFRS	Retained	Income for	shareholders	to minority
In millions of euro	capital	reserve	reserve	legislation	foreign currency	reserves	earnings	the period	of the parent	interests	Total

At January 1, 2005	6,104	208	1,453	2,215	2	(1,826)	9,180	617	17,953	1,113	19,066

Translation of financial statements in foreign currency	—	—	—	—	43	—	—	—	43	19	62
Change in IFRS reserves	—	—	—	—	—	(17)	—	—	(17)	—	(17)
Exercise of stock options	45	259	—	—	—	(16)	—	—	288	—	288
Other changes	—	—	—	—	—	—	1	—	1	314	315
Allocation of income	—	—	—	—	—	—	(1,597)	(617)	(2,214)	(89)	(2,303)
Income for the period	—	—	—	—	—	—	—	1,915	1,915	91	2,006

At June 30, 2005	6,149	467	1,453	2,215	45	(1,859)	7,584	1,915	17,969	1,448	19,417

Notes to the Financial Statements
Accounting principles and policies
Compliance with IFRS
Pursuant to article 81 of Issuers’ Regulation no. 11971/1999 and subsequent amendments, the 2005 consolidated Half-Year Report of the Enel Group has been prepared in compliance with IAS 34 governing interim financial reporting.
The Enel Group adopted the International Financial Reporting Standards (IFRS) in 2005, backdating the transition date to January 1, 2004. The last set of consolidated financial statements prepared under Italian GAAP is that as at and for the year ended December 31, 2004.
The consolidated accounting schedules and related notes to the interim financial statements (the “Consolidated Half-Year Report”) have been prepared in accordance with the International Financial Reporting Standards in force at the balance sheet date, including the Standards recently adopted by the International Accounting Standards Board (IASB), the International Accounting Standards (IAS), the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and the Standing Interpretations Committee (SIC). It is assumed that these Standards will still be valid when preparing the consolidated financial statements at December 31, 2005. However, they may differ from those in force at that date due to further orientations of the European Commission approving the IFRS or to the issue of new standards or interpretations by the relevant bodies.
The comparative figures for the corresponding periods of 2004 shown in this Consolidated Half-Year Report were reclassified in accordance with the IRFS. The attachments show the impact of applying IFRS to the June 30, 2004 figures, which were originally published and prepared under Italian GAAP. For the December 31, 2004 figures, reference should be made to the document entitled “Transition to International Financial Reporting Standards (IFRS)” published on June 14, 2005 (available on Enel’s website).
This document also details the impact of the transition to IFRS on the Enel Group’s balance sheet at the date of transition (January 1, 2004), the 2004 income statement and the choices made on first-time adoption.

Basis of presentation
The Consolidated Half-Year Report consists of a balance sheet, an income statement, a cash flow statement, a statement of changes in equity and notes thereto.
The accounting principles and policies adopted are consistent with those used to prepare the IFRS transition schedules at January 1, 2004 and at December 31, 2004.
The income statement is classified on the basis of the nature of costs, while the indirect method is used for the cash flow statement.
The Consolidated Half-Year Report is presented in euro. All figures are shown in millions of euro unless stated otherwise.
For the purposes of more complete disclosure, the financial statements at June 30, 2005 of the parent Enel SpA prepared, as permitted by current legislation, under Italian GAAP, are attached.
Use of estimates
Preparing the Consolidated Half-Year Report under IFRS requires making estimates and assumptions that impact the carrying amount of the assets and liabilities and in the disclosure required on contingent assets and liabilities at the balance sheet date. The actual results may be different from these estimates. The provisions for bad debts, inventory obsolescence, amortization/depreciation, write-downs, employee benefits, taxation and other provisions are based on the estimates. The estimates and assumptions are periodically reviewed and the impact of any change is recognized in profit or loss.
Subsidiaries
The consolidation area includes the parent Enel SpA and the entities in which it directly or indirectly has control through possession of the majority of the voting rights (including potential rights).
The financial statements of the subsidiaries are consolidated from the date control is acquired until this situation changes.
Associates
Investments in associates – entities in which Enel group has significant influence – are measured using the equity method. The group’s share of profit or loss is recognized in the Consolidated Half-Year Report from the date when it achieves significant influence over the entity until this situation changes.
Should the group’s share of the loss for the period exceed the book value of the investment, the latter is cancelled and any excess provided for in a provision, if the group has a legal or constructive obligation to cover the associate’s loss.

Joint ventures
Interests in joint ventures – companies in which the group exercises joint control with other entities – are consolidated using the proportionate method. The Group recognizes its share of the assets, liabilities, income and expenses, on a line-by-line basis.
Consolidation procedures
All interim financial statements used to prepare the Consolidated Half-Year Report were drawn up as at and for the six-month period ended June 30. Where necessary, they have been reclassified to comply with the parent company’s accounting policies.
All intragroup balances and transactions, including any unrealized profit on transactions within the group, are eliminated, net of the theoretical tax effect, if material.
Profits and losses not realized with associates and joint ventures are eliminated for the part related to the group. Unrealized losses are eliminated except when relating to impairment.
Translation of foreign currency items
Each consolidated company prepares its interim financial statements in the functional currency of the economic environment in which it operates.
All transactions in foreign currencies other than the functional currency are recognized in these interim financial statements at the exchange rate ruling on the date of the transaction. Monetary assets and liabilities in foreign currency other than the functional currency are later adjusted using the period-end exchange rate.
Non-monetary assets and liabilities in foreign currency stated at historic cost are translated using the exchange rate ruling on the date of initial recognition of the transaction. Non-monetary assets and liabilities in foreign currency stated at fair value are translated using the exchange rate ruling on the date the related carrying amount is determined.
Translation of foreign currency financial statements
For the purposes of the Consolidated Half-Year Report, profits/losses, assets and liabilities are stated in euro, which is the functional currency of the parent company Enel SpA.
In order to prepare the Consolidated Half-Year Report, the interim financial statements in functional currencies other than the euro are translated into euro by applying the relevant period-end exchange rate to the assets and liabilities, including goodwill and consolidation adjustments, and the average exchange rate for the period, which approximates the exchange rates ruling at the date of the respective transactions, to the income statement captions. Any resulting exchange rate gains or losses are recognized directly in equity in a special reserve.
Exchange rate gains and losses are taken to profit or loss on the disposal of the subsidiary.
Property, plant and equipment
Property, plant and equipment in use is recognized at historic cost, including directly related ancillary costs necessary for the operation of the asset. Where there is a legal or constructive obligation, it is increased by the present value of the estimate of the costs of dismantling and removing the item.
Where significant parts of the asset have different useful lives, they are recognized separately.
Certain items of property, plant and equipment had been revalued at January 1, 2004 (the transition date) or in previous periods and they are recognized at the revalued amount, considered as substitute cost (deemed cost).
Property, plant and equipment are shown net of accumulated depreciation and any impairment losses are determined as set out below. Depreciation is calculated on a straight-line basis over the item’s estimated useful life, which is checked annually, and any changes are reflected on a prospective basis. Depreciation commences when the asset is available for use.

The estimated useful life of the main items of property, plant and equipment is as follows:

Remaining useful life

Civil buildings	40 years
Hydroelectric power plant (1)	40 years
Thermoelectric power plant (1)	20 years
Geothermoelectric power plant	12.5 years
Alternative energy power plant	21.3 years
Transport lines	40 years
Transformation plant	42-32 years
Medium and low voltage distribution networks	40-30 years
Gas distribution networks and meters	50-25 years
Telecommunications systems and networks	20-5.5 years
Industrial and commercial equipment	4 years

(1)	Excluding freely returnable assets.
Land, both unbuilt and on which civil and industrial buildings stand, is not depreciated as it has an indefinite useful life, except for certain types of land which are subject to physical deterioration over time.
Assets under construction are measured at historic cost, including costs directly attributable to the good, net of impairment losses.
Assets acquired under finance leases, whereby all risks and rewards incidental to ownership are substantially transferred to the group, are recognized as group assets at the lower of present value and the present value of the minimum lease payments due. The corresponding liability due to the lessor is recognized under financial payables. The assets are depreciated using the criteria and rates shown above.
Leases where the lessor substantially maintains all risks and rewards incidental to ownership are classified as operating leases. Operating lease costs are taken to profit or loss on a systematic basis over the term of the lease.
Intangible assets
Intangible assets, which all have a finite useful life, are measured at cost, shown net of accumulated amortization and any impairment losses, determined as set out below. Amortization is calculated on a straight-line basis over the item’s estimated useful life, which is checked annually and any changes are applied on a prospective basis.
Amortization commences when the asset is available for use.
The estimated useful life of the main intangible assets is reported in the notes to the caption.

Goodwill
All acquisitions are recognized under the purchase method.
Goodwill deriving from the acquisition of subsidiaries, associates or joint ventures represents the difference between the purchase cost and the fair value of the acquired assets, net of liabilities and contingent liabilities. It is allocated to each of the cash-generating units identified. After initial recognition, goodwill is not amortized and is adjusted for any impairment losses, determined using the criteria described later in this document. Goodwill relating to investments in associates is included in their carrying amount.
Any negative goodwill is taken directly to the income statement.
Goodwill deriving from acquisitions carried out before January 1, 2004 is recognized at the amount recognized as such in the last set of consolidated financial statements prepared using Italian GAAP (December 31, 2003).
Impairment losses
Property, plant and equipment and intangible assets with a finite life are tested for impairment at each balance sheet date. The recoverable amount of any goodwill and intangible assets with an indefinite life is estimated at each balance sheet date.
If there are indications that the asset may be impaired, the asset’s estimated realizable value is calculated.
Estimated realizable value is the higher of an asset’s selling price and its value in use. Value in use is determined by discounting expected future cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and specific risks of the item of property, plant and equipment. The realizable value of items that do not generate independent cash flows is determined based on the cash-generating unit to which the item belongs.
An impairment loss is recognized in the income statement if an asset’s carrying amount or that of the cash-generating unit to which it is allocated is higher than its estimated realizable value.
With the exception of those recognized on goodwill, impairment losses are reversed if the reasons therefore are no longer valid.
Inventories
Inventories are measured at the lower of cost and estimated realizable value. Average weighted cost is used, which includes related charges.

Financial instruments
Equity investments in other entities
Equity investments in other entities, classified as available-for-sale, are recognized at fair value with any gains or losses recognized in equity. On their sale, any accumulated gains and losses are released to the income statement.
When the fair value cannot be determined reliably, equity investments in other entities are measured at cost adjusted by impairment losses with any gains or losses recognized in profit or loss. Such impairment losses are not reversed.
Financial assets
Financial assets where the entity has the positive intention and ability to hold them until maturity are recognized at amortized cost using the effective interest rate method, net of any impairment losses.
Trade receivables
Trade receivables with due dates in line with generally accepted trade terms are not discounted. They are recognized at cost based on their nominal amount net of any impairment losses. Impairment losses are based on the present value of estimated future cash flows.
Cash and cash equivalents
This category is used to record cash and cash equivalents that are available on sight or in the very short term and do not incur collection costs.
Cash and cash equivalents are recognized net of bank overdrafts at period end in the statement of consolidated cash flows.
Trade payables
Trade payables with due dates in line with generally accepted trade terms are not discounted. They are recognized at cost based on their nominal amount.
Financial liabilities
Financial liabilities, except for derivatives, are initially recognized at fair value, less directly attributable transaction costs.
Financial liabilities are then measured at amortized cost using the original effective interest rate method.

Derivative financial instruments
Derivatives are recognized at fair value and are classified as hedging instruments when the relationship between the derivative and the hedged item is formally documented and the hedge effectiveness (assessed periodically) is high.
When the hedging derivatives hedge risks of changes in fair value of hedged items, they are recognized at fair value with any changes taken to profit or loss. The hedged items are adjusted similarly to reflect changes in fair value related to the hedged risk.
When derivatives hedge risks of changes in cash flows of the hedged instruments, changes in fair value are initially recognized in equity and subsequently released to profit or loss in line with the gains and losses on the hedging transaction.
Changes in the fair value of derivatives that do not qualify for hedge accounting under IFRS are recognized in profit or loss.
Employee benefits
Liabilities related to employee benefits paid on leaving or after ceasing employment with a company in connection with defined benefit plans or other long-term benefits accrued during the employment period, net of any plan assets, are determined separately for each plan, using actuarial assumptions to estimate the amount of the future benefits that the employees have accrued at the balance sheet date. The liability is recognized on an accrual basis over the vesting period of the related rights. These appraisals are performed by independent actuaries.
Gains and losses arising from a change in the actuarial assumptions are recognized in profit or loss as costs or revenue when the cumulative net amount exceeds 10% of the higher amount of either the liability for each defined benefit plan and the fair value of the plan assets at the balance sheet date (“corridor approach”).
Provisions for risks and charges
Accruals to the provisions for risks and charges are recognized when there is a legal or constructive obligation as a result of a past event at period-end, the settlement of which is expected to result in an outflow from the entity of resources embodying economic benefits and a reliable estimate can be made of the obligation. If the impact is significant, the accruals are determined by discounting expected future cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and, if applicable, the risks specific to the liability. If the provision is discounted, its increase over time should be recognized as a financial expense. When the liability relates to property, plant and equipment (e.g. dismantling and restoration of sites), the provision is recognized as a balancing entry to the asset to which it relates. The expense is recognized in profit or loss through the depreciation of the item of property, plant and equipment to which it relates.

Grants
Grants from government and third parties are recognized at fair value when it is reasonably certain that they will be received and that the conditions for receipt have been met.
Grants received for specific expenditure are recognized as other liabilities and credited to the income statement on a systematic basis over the period in which the related costs accrue.
Grants received for specific assets, the value of which is recognized as an item of property, plant and equipment or an intangible asset are directly set off against the related asset or accounted for under other liabilities and credited to the income statement over the asset’s amortization/depreciation period.
Grants related to income are fully recognized in profit or loss when the conditions for their recognition are met.
Revenue
Revenue is recognized using the following criteria depending on the type of transaction:
▪	revenue from the sale of goods is recognized when the significant risks and rewards of ownership are transferred to the buyer;

▪	revenue from the rendering of services is recognized in line with the stage of completion of the services. Where the revenue cannot be reliably estimated, it is recognized to the extent of the costs incurred which are expected to be recovered;

▪	revenues from the sale and transport of electricity and gas are recognized upon the providing of the supply or service, even if these have not yet been invoiced, and are determined using estimates as well as the fixed meter reading figures. Where applicable, this revenue is based on the tariffs and related constrictions established by the law, the Italian Authority for Electricity and Gas and similar foreign authorities rulings during the applicable period;

▪	revenues of the telecommunications sector for traffic, connections and roaming are recognized in profit or loss in line with the utilization of each customer and telephone operator on an accruals basis.
Net financial income and expense
Financial income and expense is recognized on an accrual basis in line with interest accreted on the net carrying amount of the related financial assets and liabilities using the effective interest rate method.
Dividends
Revenue is recognized when the shareholder’s right to receive dividends arises.

Income tax
Current taxes are determined using an estimate of the taxable profit (tax loss) and in line with ruling legislation. The effects of applying the Italian tax consolidation scheme are also considered.
Deferred tax liabilities and assets are calculated on the temporary differences between the carrying amounts of assets and liabilities in the Consolidated Half-Year Report and their tax bases, applying the current tax rate at the balance sheet date.
Their recognition is based on when recovery is probable — when an entity expects to have future taxable profits such as to recover the asset.
The recoverability of deferred tax assets is reviewed at each period-end.
Payments in shares
The cost of the service rendered by employees and remunerated through the stock option plans is determined based on the fair value of the options granted to employees at the grant date.
The calculation method to determine the fair value considers all characteristics of the option (option term, price and exercise conditions, etc.), as well as the Enel share price at the grant date, the volatility of the share and the interest rate curve at the grant date consistent with the expected life of the plan. The pricing model used is the Cox-Rubinstein method.
This cost is recognized in the income statement over the vesting period considering the best estimate possible of the number of options that will become exercisable.
Discontinued operations (or available-for-sale)
The assets or groups of assets and liabilities whose carrying amount will mainly be recovered through sale, rather than through ongoing use, are shown separately from the other balance sheet assets and liabilities. Before being classified as available-for-sale, these assets are recognized under the relevant accounting standards and then measured at the lower of carrying amount and estimated realizable value, net of sales costs. Any losses are directly expensed to the income statement.
Gains on the sale of operating assets (or assets available-for-sale) are shown separately in the income statement, net of the tax effects.
Risk management
As part of its operations, Enel is exposed to different market risks, particularly the risk of changes in interest rates, exchange rates and commodity prices.
Enel agrees derivative contracts to hedge individual transactions and groups of exposure using instruments available on the market.

Those transactions which qualify for “hedge accounting” under IFRS are designated as hedging transactions, while those entered into with the intention of hedging, but that do not qualify for hedge accounting under IFRS, are classified as “trading/non-IFRS hedges”. Enel does not enter into derivative contracts for speculative purposes.
Financial assets and liabilities relating to derivative instruments are classified as:
▪	Cash flow hedges, related to hedges of the risk of changes in the cash flows related to certain floating rate medium- to long-term loans.

▪	Fair value hedges, related to the hedge of the risk of changes in the fair value of fixed rate liabilities.

▪	Trading/non-IFRS hedges, related to hedge of the interest and exchange rate risk and changes in commodity prices that under IAS 39 do not qualify for recognition as hedges of specific assets, liabilities, commitments or future transactions.
The fair value is determined using the official prices for instruments on regulated markets. The fair value of instruments not listed on regulated markets is determined by discounting the future cash flows to the market interest rate curve at the balance sheet date and translating amounts in currencies other than the euro using period end rates provided by the European Central Banks. Where possible, contracts relating to commodities are measured using market prices related to the same instruments on both regulated and other markets. A mark to model is performed for “Contracts for Differences”.
Interest rate risk management
Various types of derivative contracts are used to reduce the amount of financial indebtedness subject to interest rate fluctuations and to reduce borrowing costs, particularly interest rate swaps, interest rate collars and swaptions.
These contracts are normally agreed with a notional amount and expiry date lower than or equal to that of the underlying financial liability, so that any change in the fair value and/or future cash flows of these contracts is offset by a corresponding change in the fair value and/or the future cash flows from the underlying position.
Exchange rate risk management
Various derivative contract types are used to reduce the exchange rate risk arising from foreign currency assets, liabilities and future cash flows, such as forward contracts and options.
These contracts are also normally agreed with a notional amount and expiry date equal to that of the underlying financial liability, or of the future cash flows, so that any change in the fair value and/or future cash flows of these contracts, arising from a potential appreciation or depreciation of the euro against other currencies, is fully offset by a corresponding change in the fair value and/or the future cash flows from the underlying position.
Commodity price risk management
Various derivative contract types are used to reduce the commodity price fluctuation risk, such as swaps and futures.
With reference to purchases of fuel for electricity generation and purchases of gas for resale, the exposure to the risk of changes in the commodity prices to which the related contracts are indexed, is hedged. The overall risk quantification is performed by breaking down the contracts that generate exposure into their indexing components and associating these components to consistent and manageable risk factors on the market.
Moreover, with the commencement of the Italian Pool Market for Electricity in April 2004, Enel is also exposed to the risk of fluctuations in the price of energy sold on the market. This is hedged through the Contracts for Differences (CFDs) agreed with the Single Buyer, as required by the current regulatory framework. The Single Buyer uses these contracts to hedge changes in the price of energy purchased on the Market and allocated to the regulated market. Under these contracts, in the event the Single National Price (SNP) exceeds the strike price, the difference between the SNP and the strike price is paid to the Single Buyer. If the SNP is lower than or equal to the strike price, the differences are not regulated by the Single Buyer. In both cases, the Single Buyer pays Enel a fixed premium equal to the amount set by the auction for the relevant product.
In relation to the energy sold on the market, for the residual risk not established through Contracts for Differences, Enel developed a management strategy based on the assessment of the exposure to market price fluctuations, as a result of generation cost trends in Italy. The measurement of this exposure is also based on the effectiveness of the hedging strategies implemented.
The current regulatory framework also allows for producers to sell electricity to non-eligible customers on the free market through bilateral negotiations. This type of contract may be agreed with reference to both fixed and variable prices. The exposure to possible price fluctuations is hedged through derivative instruments.
Finally, in the case of commercial activities related to the purchasing process for fuels for thermoelectric generation and the sale of electricity and gas to eligible customers, Enel agrees trading credit lines with external counterparties. The chosen counterparties are carefully monitored through the assessment of the related credit risk and the request for suitable guarantees and/or guarantee deposits to ensure adequate protection from the risk of the counterparty’s default.

The notes to the Consolidated Half-Year Report show the notional amount and the fair value of each derivative type at June 30, 2005, grouped into current and non-current financial assets and liabilities.
Changes in the scope of consolidation
The scope of consolidation has changed from that at June 30, 2004 as a result of the following transactions:
▪	the sale of NewReal (real estate sector) on July 14, 2004 and its deconsolidation;

▪	the acquisition of controlling investments in Ottogas Rete and Ottogas Vendita (distribution and sale of natural gas to end-users) on September 15, 2004;

▪	the acquisition of controlling investments in Italgestioni and Italgestioni Gas (distribution and sale of natural gas to end customers) on December 14, 2004. Only the balance sheet figures were consolidated at December 31, 2004.

▪	the acquisition of controlling investments in Electrica Banat and Electrica Dobrogea (electricity distribution and sales in Romania) on April 28, 2005.

Sector information at June 30, 2005

							Discontinued operations
	Generation	Netrworks,	Services
	and Energy	Infrastructure	and other	Parent	Elisions and		Transmission		Elisions and
In millions of euro	Management	and Sales	activities	company	adjustments	Total	networks	Telecoms	adjustments	Total	TOTAL

Revenues from third parties	6,431	9,554	197	762	(139)	16,805	481	2,212	(58)	2,635	19,440

Revenues from other sector	903	82	505	119	(1,609)	—	19	127	(146)	—	—

Total revenues	7,334	9,636	702	881	(1,748)	16,805	500	2,339	(204)	2,635	19,440

Operating income for the sector	1,749	1,269	63	346	(13)	3,414	266	122	(5)	383	3,797

Net financial income (expense)											(551)

Income tax											1,240

Profit for the period											2,006
Sector information at June 30, 2004

							Discontinued operations
	Generation	Netrworks,	Services
	and Energy	Infrastructure	and other	Parent	Elisions and		Transmission		Elisions and
In millions of euro	Management	and Sales	activities	company	adjustments	Total	networks	Telecoms	adjustments	Total	TOTAL

Revenues from third parties	3,687	9,781	470	1,018	(38)	14,918	487	2,297	(81)	2,703	17,621

Revenues from other sector	2,374	79	519	304	(3,276)	—	22	128	(150)	—	—

Total revenues	6,061	9,860	989	1,322	(3,314)	14,918	509	2,425	(231)	2,703	17,621

Operating income for the sector	1,377	1,511	108	880	(63)	3,813	253	87	(26)	314	4,127

Net financial income (expense)											(611)

Income tax											1,093

Profit for the period											2,423

Stock option plans
From the year 2000, the Group implemented annually stock option plans aimed — in line with international practice and that of major Italian listed companies — at providing incentives to management and at developing loyalty. The object of stock option plans is to develop in key management a feeling of affiliation with the company, ensuring over time an interest in the creation of value.
With reference to the characteristics of individual stock option plans adopted by Enel, in addition to capital increases resolved to service the same, we refer to the description contained in the Report of the Board to the Financial Statements of the Parent Company and the Consolidated Financial Statements at December 31, 2004.
The table that follows summarizes the evolution of stock option plans adopted by Enel in the 1st Half of 2005 and main assumptions made in determining the fair value of options.

No. of stock options	2001 Plan		2002 Plan	2003 Plan	2004 Plan	2005 Plan	Total

Options assigned at Dec. 31, 2004	19,193,468	(1)	41,748,500	47,624,005	38,527,550		147,093,523

Options exercised at Dec. 31, 2004	—		24,104,556	16,342,119	—	—	40,446,675

Options expired at Dec. 31, 2004	2,503,326		4,824,000	3,237,700	1,231,000	—	11,796,026

Existing options at Jan. 1, 2005	16,690,142		12,819,944	28,044,186	37,296,550	—	94,850,822

Options assigned in the 1st Half of 2005	—		—	—	—	28,757,000	28,757,000

Options exercised in the 1st Half of 2005	16,301,333		10,629,194	13,135,284	5,319,032	—	45,384,843

Options expired in the 1st Half of 2005	388,809		48,500	50,726	238,000	297,000	1,023,035

Existing options at June 30, 2005	—		2,142,250	14,858,176	31,739,518	28,460,000	77,199,944

Fair value at the date of assignment (euro)	0.48		0.17	0.67	0.18	0.27

Volatility	27%		28%	28%	17%	15%

Expiration	June 2005		Dec. 2007	Dec. 2008	Dec. 2009	Dec. 2010

(1)	Share actually exercisable, equal to 56% of total options assigned (34,274,050).

    Information on the Consolidated Income Statement
    Revenues
1. Revenues from sales and services — euro 16,229 million

In millions of euro	1st Half
	2005	2004	Change

Revenues from the sale and transport of electricity	13,683	11,628	2,055
Revenues from the sale and transport of natural gas to end-users	871	780	91
Revenues from fuel sales	243	545	(302)
Contributions from Cassa Conguaglio Settore Elettrico (Electricity Equalization Fund)	187	5	182
Connection fees for the electricity and gas networks	320	335	(15)
Revenues for contract work in progress	139	380	(241)
Other sales and services	461	251	210
Net revenues from commodity risk hedging	325	(13)	338

Total	16,229	13,911	2,318
The comparison of the “revenues from the sale and transport of electricity” figures for the 1st Half of 2005 and those of the corresponding period of 2004 is impacted by the commencement of the Electricity Pool Market on April 1, 2004 and the Single Buyer’s activity, which generated an increase in both revenues and energy purchase costs. Until March 31, 2004 such electricity was sold directly from Group generation companies to its distribution companies, and related costs and revenues were eliminated in the consolidation. Both the 2005 quarterly and half-year figures reflect the first consolidation of the Romanian distribution companies, Banat and Dobrogea, which generated revenues of euro 68 million.
“Revenues from sale and transport of natural gas to end customers” increased over the two periods, mainly due to sales to more profitable customer types and the increase in the raw material component of the price of gas.
“Revenues from fuel sales” decreased in both periods following the decrease in volumes traded by Enel Trade as a result of its focus on the supply of fuels and gas to Group companies.
The “Contributions from the Electricity Equalization Fund” relate mainly to income resulting from the repayment of the additional costs arising from the forced relocation abroad of the unload and regasification of natural gas imported from Nigeria (not present in the 1st Half of 2004), as well as the repayment of the charges incurred for the green certificates in 2002 and 2003 (for electricity generated from non-renewable sources in 2001 and 2002) recognized pursuant to Resolution 101 of June 6, 2005 of the Authority for Electricity and Gas.
The growth in “other sales and services” is linked to the recognition in the second half of 2005 of prior years’ regulatory items totaling euro 262 million, related to the remuneration of reserve services provided to the ISO for the period from 2002 to March 31, 2004.
“Net revenues from commodity risk hedging” relates mainly to the valuation at fair value of “Contracts for Differences” stipulated with the Single Buyer at the end of 2004 and in the 1st Half of 2005.

In millions of euro	1st Half
	2005	2004	Change

Income
Realized on “Contracts for Differences” with the Single Buyer	158		158
Other realized income	12	12	—
Total realized income	170	12	158

Unrealized on “Contracts for differences” with the Single Buyer	229		229
Other unrealized income	69	13	56
Total unrealized income	298	13	285

Total income	468	25	443

Charges
Other realized	74	34	40
From valuation	69	4	65
Total charges	143	38	105

Net revenues from commodity risk hedging	325	(13)	338

2. Other revenues — euro 576 million

In millions of euro	1st Half
	2005	2004	Change

Capital gains on disposal of investments	339	816	(477)
Capital gains on disposal of assets	38	16	22
Extraordinary gains and other income	199	175	24

Total	576	1,007	(431)
Net gains on the disposal of investments relate primarily to capital gains realized in the 1st Half of 2005 (euro 328 million) and in the 1st Half of 2004 (euro 812 million) respectively on the sale of a 13.86% and a 50% stake in Terna.
    Costs
3. Raw materials and consumables — euro 9,624 million

In millions of euro	1st Half
	2005	2004	Change

Fuel and gas purchases	2,573	2,565	8
Electricity purchases	6,689	4,058	2,631
Raw material purchases	341	565	(224)
Change in inventories	21	9	12

Total	9,624	7,197	2,427
The growth in “Electricity purchases” is partly due to the mentioned start of operation of the Pool Market on April 1, 2004 and the Single Buyer’s activity.
“Raw materials purchases” reduced due to the lower Engineering and Contracting volumes.

4. Services — euro 1,497 million

In millions of euro	1st Half
	2005	2004	Change

Services
— maintenance and repairs	166	160	6
— electricity transport	498	522	(24)
— services and tenders for contract work in progress carried out for third parties	65	156	(91)
— telephone and post	67	71	(4)
— communication services	41	23	18
— other	471	471	—
Total	1,308	1,403	(95)

Leases and rentals	189	149	40

TOTAL	1,497	1,552	(55)
5. Personnel expenses — Euro 1,366 million

In millions of euro	1st Half
	2005	2004	Change

Wages and salaries	990	981	9
Social security contributions	269	264	5
Employee termination indemnities	55	47	8
Other costs	52	146	(94)

Total	1,366	1,438	(72)
The decrease in “Other costs” is mainly related to the decrease in leaving incentives.

The following table shows the average number of employees by category, compared with that of the corresponding period of the previous year and the actual number of employees at June 30, 2005.

	Average number
	1st Half			Headcount
	2005	2004	Change	at June 30, 2005

Managers	603	586	17	567
Middle managers	4,138	4,022	116	4,157
Employees	30,776	29,718	1,058	29,356
Workers	18,467	17,372	1,095	19,369
Total	53,984	51,698	2,286	53,449

Discontinued operations	10,704	10,934	(230)	11,194

TOTAL	64,688	62,632	2,056	64,643
6. Depreciation, amortization and write-downs — euro 1,116 million

In millions of euro	1st Half
	2005	2004	Change

Amortization of intangible assets	59	58	1
Depreciation of property, plant and equipment	993	986	7
Write-downs	64	31	33

Total	1,116	1,075	41
7. Other operating expenses — euro 273 million

In millions of euro	1st Half
	2005	2004	Change

Accruals to provisions for risks and charges	47	61	(14)

Operating costs:
— taxes and duties	69	72	(3)
— purchase of “green certificates”	53	56	(3)
— other	104	97	7
Total	226	225	1

TOTAL	273	286	(13)

    Financial income and expense
8. Financial income (expense) from investments — euro (349) million
     Financial income and expense

In millions of euro	1st Half
	2005	2004	Change

Financial income:
— Interest and other income from non-current financial assets	23	26	(3)
— foreign exchange gains	29	76	(47)
— income from derivative instruments	36	26	10
— income from associates	1	1	—
— other income	40	65	(25)
Total income	129	194	(65)

Financial expense:
— interest on bonds and bank loans	268	301	(33)
— foreign exchange losses	42	83	(41)
— expense on derivative instruments	76	89	(13)
— discounting of employee termination indemnities and other employee benefits	55	67	(12)
— other	63	41	22
Total financial expense	504	581	(77)

Income (expense) from investments
Income from investments	27	10	17
Expense on investments	1	13	(12)
Total income (expense) from investments	26	(3)	29

TOTAL	(349)	(390)	41
Given the stable interest rates, the Group continued to pursue an increase in both the average maturity of debt as well as the fixed rate component or the proportion of debt hedged against interest rate risk. Net financial expense accordingly decreased slightly in the 1st Half of 2005 over the same period of 2004, partially due to a reduction in the average financial indebtedness during the period.

    Income taxes
9. Income taxes — euro 1,114 million
Income taxes for the period are estimated at euro 1,114 million, representing 36.3% of taxable income. Income taxes for the same period of 2004 equaled euro 1,084 million, representing 31.7% of taxable income. The percentages for the two periods differ due to the different amount of gains on the sale of investments. Pursuant to tax law governing income and expense from investments, these gains are not relevant for taxation purposes.

Information on the Consolidated Balance Sheet
The figures shown in the notes to the balance sheet items are impacted by the fact that all balance sheet figures at June 30, 2005 relating to the transmission and telecommunications networks are included under discontinued operations. Reference should be made to the section entitled “Significant events in the 1st Half of 2005” for information on the events leading to their inclusion in this caption.
The June 30, 2005 balance sheet figures of discontinued operations are reported below.
Discontinued operations

	Transmission
In millions of euro	Networks	Telecommunications	Total

ASSETS

Non-current assets
Property, plant and equipment	4,522	3,288	7,810
Intangible assets and goodwill	—	7,881	7,881
Other non-current assets	179	946	1,125
	4,701	12,115	16,816

Current assets
Trade receivables	219	1,204	1,423
Cash and cash equivalents	88	42	130
Other current assets	122	202	324
	429	1,448	1,877

TOTAL ASSETS	5,130	13,563	18,693

LIABILITIES

Non-current liabilities
Non-current financial liabilities	2,353	6,066	8,419
Other non-current liabilities	723	454	1,177
	3,076	6,520	9,596

Current liabilities
Current financial liabilities	135	531	666
Trade payables	67	1,117	1,184
Other current liabilities	240	489	729
	442	2,137	2,579

TOTAL LIABILITIES	3,518	8,657	12,175

    Assets
    Non-current assets
10. Property, plant and equipment — euro 29,434 million
Details of and changes in property, plant and equipment are shown below:

				Assets			Ordinary
		Discontinued		entering the		Changes in	disposals
		operations at		production		the scope of	and other
In millions of euro		Dec. 31, 2004	Investments	cycle	Depreciation	consolidation	Changes
	at Dec. 31, 2004							at June 30, 2005

Land	351	(21)	—	—	—	5	(40)	295
Buildings	3,643	(319)	18	10	(99)	242	4	3,499
Plant and machinery	30,123	(6,745)	473	162	(847)	12	(19)	23,159
Industrial and commercial equipment	101	(30)	5	—	(8)	—	—	68
Other assets	323	(152)	15	11	(32)	2	(17)	150
Leasehold improvements	88	(78)	1	6	(7)	—	10	20
Total assets in use	34,629	(7,345)	512	189	(993)	261	(62)	27,191

Assets under construction and advances	2,073	(561)	620	(189)	—	12	288	2,243

TOTAL	36,702	(7,906)	1,132	—	(993)	273	226	29,434
Property, plant and equipment include freely transferable assets, mainly hydroelectric plants.
In the 1st Half of 2005 capital expenditure of the Enel Group on property, plant and equipment amounted to euro 1,132 million, in line with the 1st Half of 2004.
Changes in the scope of consolidation relate to the following transactions:
•	the acquisition of Electrica Banat and Electrica Dobrogea, which generated an increase of euro 240 million;

•	the acquisition of new companies in the United States, which generated an increase of euro 33 million.
Other changes relate mainly to reclassifications and adjustments on the translation of foreign currency amounts. In detail, euro 298 million of materials for the construction and maintenance of distribution networks were reclassified under assets under construction.

11. Intangible assets and goodwill — euro 2,115 million

				Assets entering
		Discontinued		the production		Other
In millions of euro		operations	Increases	cycle	Amortization	changes
	at Dec. 31, 2004						at June 30, 2005

Development costs	6	(6)	—	—	—	—	—

Industrial patents and intellectual property rights	411	(308)	3	41	(26)	—	121

Concessions, licenses, trademarks and other similar rights	2,526	(2,501)	4	—	(2)	3	30

Assets under development and advances	174	(63)	55	(43)	—	3	126

Other:
— software development	126	—	5	2	(25)	13	121
— other	119	(11)	1		(6)	35	138
Total other	245	(11)	6	2	(31)	48	259

Total intangible assets	3,362	(2,889)	68	—	(59)	54	536

Goodwill	6,709	(5,117)	—	—	—	(13)	1,579
Individual items making up intangible assets are commented on below.
“Industrial patents and intellectual property rights” relate mainly to costs incurred by Enel Distribuzione and Enel Ape to purchase software and open-ended licenses to use software applications. Main software applications relate to invoicing and customer management, the development of internet portals and the management of company systems. Amortization is calculated on a straight-line basis over the item’s residual useful life (on average between three and five years).
“Concessions, licenses, trademarks and other similar rights” include expenses incurred by the foreign gas and electricity distribution companies to build up a customer base. Amortization is calculated on a straight-line basis over the term of the concessions.
Costs for “software development” relate to applications in use developed for long-term internal use, amortized over three years.

“Goodwill” at June 30, 2005 amounts to euro 1,579 million and relates to the following acquisitions:

In millions of euro	Balance
at June 30, 2005

Viesgo	681
Gas Area	596
Enel North America and Enel Latin America	151
Enel Uniòn Fenosa Renovables	129
Maritza	15
WISCO	7

Total	1,579
The amount of “goodwill” generated by acquisitions of companies operating in currencies other than the euro was adjusted during the period, resulting in an increase of euro 14 million in the amount of goodwill for Enel North America and Enel Latin America.

The recoverable amount of the goodwill recognized in the financial statements is estimated using the discounted cash flow model and the dividend discount model. To determine an asset’s value in use, the future cash flows are estimated and a suitable discount rate applied.

The discount rates applied and the time period over which the future cash flows will be discounted are shown below:

	Discount rate
In millions of euro	WACC (1)	Ke (2)	Cash flow period

Viesgo	6-6.7%	—	10-15 years
Gas Area	7%	—	15 years
Enel North America and Enel Latin America	6.7-6%	—	16-24 years
Enel Uniòn Fenosa Renovables	—	9.3%	20 years
Maritza	—	14%	17 years

(1) WACC represents the weighted average capital cost.

(2) Ke represents the expected return on capital invested.

12.	Deferred tax assets — euro 2,124 million

Changes in deferred tax assets, grouped by type of temporary difference and determined using current tax rates, are shown below.

Deferred tax assets

		Income		Discontinued
In millions of euro		statement	Other changes	operations
	at Dec. 31, 2004	1st Half 2005			at June 30, 2005

Write-downs of property, plant and equipment and intangible assets	83	16	—	(19)	80
Accruals for risks and charges and write-downs taxable in future periods	689	(22)	4	(164)	507
Tax losses carried forward	845	20	(59)	(717)	89
Write-downs of investments	306	(1)	—	(10)	295
Consolidation adjustments and other entries	1,030	64	119	(60)	1,153

Total	2,953	77	64	(970)	2,124
13.	Investments accounted for under the equity method — euro 182 million Investments in associates measured using the equity method are as follows:

In millions of euro		% owned		% owned
	at June 30, 2005		at Dec. 31, 2004		Change

Immobiliare Foro Bonaparte	95	49.00%	95	49.00%	—
Leasys	13	49.00%	13	49.00%	—
Gesam	14	40.00%	13	40.00%	1
CESI	6	25.92%	10	40.92%	(4)
Idrosicilia	9	40.00%	—	—	9
Idrolatina	—	—	8	46.88%	(8)
Brindisi LNG	—	—	8	50.00%	(8)
Other	45	—	43	—	2

Total	182		190		(8)
The euro 8 million decrease over December 31, 2004 is due mainly to the following events:
•	the sale of the investment in Brindisi LNG and in Idrolatina;

•	the sale of 20% of Idrosicilia, which went from being a subsidiary to an associate;

•	reclassification of 15% of the investment in Cesi held by Terna (euro 3 million) under discontinued operations.

14.	Non-current financial assets — euro 1,395 million

In millions of euro
	at June 30, 2005	at Dec. 31, 2004	Change

Investments:
— in other companies	81	69	12
Total investments	81	69	12

Receivables due from associates and other investments	9	—	9
Bonds	10	—	10

Receivables due from others:
— advance paid on the acquisition of Slovenskè	168	—	168
— financial receivables due from financing entities	1,116	1,595	(479)
— derivative contracts	11	44	(33)
— other items	—	68	(68)
Total receivables due from others	1,295	1,707	(412)

TOTAL	1,395	1,776	(381)
Investments in other entities may be analyzed as follows:

In millions of euro		% owned		% owned
	at June 30, 2005		at Dec. 31, 2004		Change

Echelon Corporation	17	7.48%	16	7.28%	1
LaGeo SA (formerly GeSal)	25	12.50%	25	12.50%	—
Red Elèctrica Española	31	1.00%	15	1.00%	16
Sheldon Springs Hydro Associates	—	—	8	1.00%	(8)
Other	8	—	5	—	3

Total	81		69		12
“Financial receivables due from financing entities” include euro 1,021 million owed to the parent company by a leading Italian bank. The liability arose in 2003 as part of the restructuring of a euro 1,500 million credit line disbursed to Infostrada (now merged into Wind) in 2001. The transaction involved the transfer of the loans from the original financing banks to the “fronter” bank, in turn guaranteed by the parent company through a “pledge” deposit of the same amount, bearing interest at the same terms as those agreed for the restructured loan and representing an improvement on those of the original credit line.

Following Wind’s partial repayment (euro 479 million) of the credit line in 2005, Enel SpA’s receivable due from the “fronter” bank was reduced by the same amount.

The following tables show the nominal amounts and the fair value of the derivative contracts, classified under non-current financial assets:

In millions of euro	Nominal amount		Fair value
	June 30, 2005	Dec. 31, 2004	June 30, 2005	Dec. 31, 2004	Change

Cash flow hedge derivatives:
Interest rates	335	327	11	5	6

Fair value hedge derivatives:
Interest rates	—	1,200	—	39	(39)

Total	335	1,527	11	44	(33)
The fair value hedge interest rate derivates equal to a nominal amount of euro 1,200 million relate to the hedge of a fixed rate loan of Terna, consolidated under discontinued operations in 2005.

The table that follows shows the book value and the fair value of medium- and long-term financial receivables, including the short-term portion of the same:

In millions of euro	Book value	Fair value	Book value	Fair value
	at June 30, 2005		at Dec. 31, 2004

Medium- to long-term financial receivables and bonds held	1,138	1,138	1,597	1,597
15.	Other non-current assets — euro 977 million

In millions of euro
	at June 30, 2005	at Dec. 31, 2004	Change

Tax receivables over 12 months	53	16	37

Other long-term receivables:
— tax advances on employee termination indemnities	33	33	—
— loans to employees	45	52	(7)
— Electricity Equalization Fund	808	—	808
— other receivables	38	53	(15)
Total	924	138	786

TOTAL	977	154	823
Receivables due from the Electricity Equalization Fund are reimbursements recognized to the Group for unrecoverable electricity generation costs and for the additional costs arising from the forced relocation abroad of the unload and regasification of natural gas imported from Nigeria, receivable after June 30, 2006.

Current assets
16.	Inventories — euro 944 million

In millions of euro
	at June 30, 2005	at Dec. 31, 2004	Change

Raw materials, consumables and supplies:
— fuel	596	590	6
— Materials, equipment and other inventories	155	499	(344)
Total	751	1,089	(338)
Buildings	188	208	(20)
Finished products and goods	1	44	(43)
Advances	4	4	—

TOTAL	944	1,345	(401)
Raw materials, consumables and supplies consist of fuel inventories to cover the company’s requirements for generation and trading activities, as well as materials and equipment for plant operation, maintenance and construction. The decrease in other inventories of raw materials, consumables and supplies follows mainly the reclassification of construction and extraordinary maintenance activities for distribution networks among assets under construction (euro 298 million). Buildings available for sale reduced mainly as a result of sales of mostly civil buildings during the year.

At December 31, 2004, finished products inventories included the telephone equipment held for sale to Wind.
17.	Trade receivables — euro 7,383 million

In millions of euro
	at June 30, 2005	at Dec. 31, 2004	Change

Customers:
— sale and transport of electricity	6,451	5,532	919
— distribution and sale of natural gas to end-users	350	516	(166)
— other activities	529	652	(123)
Total	7,330	6,700	630

Trade receivables of discontinued operations	—	1,212	(1,212)

Trade receivables due from associates	21	19	2

Receivables for contract work in progress	32	96	(64)

TOTAL	7,383	8,027	(644)

The increase in trade receivables for the sale and transport of electricity reflects the recognition euro 262 million of prior years’ regulatory items relating to reserve services provided to the ISO.

Trade receivables due from customers are recognized net of the related provision for doubtful accounts, amounting at the end of the period to euro 343 million, as compared to an opening balance of euro 486 million (that included euro 309 million relating to telecommunications).

18.	Tax receivables — euro 845 million “Tax receivables” at June 30, 2005 include mainly the advance paid on income tax for the period, as well as VAT receivables.

19.	Current financial assets — euro 685 million

In millions of euro
	at June 30, 2005	at Dec. 31, 2004	Change

Financial receivables due from associates	—	15	(15)
Current portion of financial receivables due from financing entities	3	2	1
Investments	—	2	(2)
Other securities	31	32	(1)
Receivables for factoring advances	335	391	(56)
Derivative contracts	303	27	276
Deferred financial assets	13	40	(27)

Total	685	509	176
The euro 56 million decrease in receivables for factoring advances is mainly due to the reduction in amounts discounted by suppliers of the Group, as a result of the concentration of investments in the last quarter of the year.

The following tables show the nominal amounts and the fair value of the derivative contracts, grouped by hedge type and designation:

In millions of euro	Nominal amount		Fair value
	June 30, 2005	Dec. 31, 2004	June 30, 2005	Dec. 31, 2004	Change

Cash flow hedge derivatives:
Interest rates	—	4	—	—	—
Exchange rates	3	100	—	7	(7)
Total	3	104	—	7	(7)

Trading derivatives:
Interest rates	60	60	2	2	—
Exchange rates	1,339	361	69	4	65
Commodities	9,265	5,690	232	14	218
Total	10,664	6,111	303	20	283

TOTAL	10,667	6,215	303	27	276
The commodity derivatives mainly relate to Contracts for differences stipulated with the Single Buyer, having a nominal value of euro 9,257 million and a fair value of euro 229 million, as well as energy trading transactions with a net nominal value of euro 8 million (euro 875 million relating to purchases and euro 867 million to sales) and a fair value of euro 3 million. At December 31, 2004, Contracts for differences had a nominal value of euro 5,133 million and a fair value of zero, while energy trading contracts had a net nominal value of euro 20 million (euro 589 million relating to purchases and euro 609 million to sales) and a fair value of euro 2 million. Commodity hedging contracts relating to fuels had a total nominal value of euro 537 million and a fair value of euro 12 million.
20.	Cash and cash equivalents — euro 380 million

In millions of euro
	at June 30, 2005	at Dec. 31, 2004	Change

Bank accounts	373	322	51
Post Office accounts	5	7	(2)
Cash and cash equivalents	2	2	—

Total	380	331	49
There are no restrictions on the full use of liquidity, with the exception of the amount of euro 30 million, of which euro 29 million are pledged as guarantee for transactions undertaken by Enel North America.

The following table shows the book value and the fair value of short-term financial receivables for each category.

In millions of euro	Book value	Fair value	Book value	Fair value
	at June 30, 2005		at Dec. 31, 2004

Financial receivables for factoring transactions	335	335	391	391
Financial receivables due from associates	—	—	15	15
Cash and short-term securities	411	411	363	364

Total	746	746	769	770
21.	Other current assets — euro 1,899 million

In millions of euro
	at June 30, 2005	at Dec. 31, 2004	Change

Other receivables due from associates	—	2	(2)
Electricity Equalization Fund	990	1,682	(692)
Receivables due from employees	10	10	—
Other	899	772	127

Total	1,899	2,466	(567)
Short-term receivables due from the Electricity Equalization Fund at period end total euro 990 million. This includes euro 440 million for the reimbursement of stranded costs approved at the end of 2004.

Including the portion of receivables classified as long-term (euro 808 million), total receivables due from the Electricity Equalization Fund amount to euro 1,798 million and payables total euro 446 million (euro 512 million at December 31, 2004). Net receivables therefore amount to euro 1,352 million. At December 31, 2004, the net amount due from the Electricity Equalization Fund was euro 1,170 million.

The growth in “Other receivables” is due mainly to the payment of 14th monthly salary compensation and related charges.

Liabilities and Shareholders’ Equity
Equity attributable to the shareholders of the parent company

22.	Equity attributable to the shareholders of the parent company — euro 17,969 million
During the period, 45,384,843 options allocated through the 2001, 2002, 2003 and 2004 stock option plans were exercised. The exercise of these options generated an increase in equity of euro 288 million against which the share capital increased by euro 45 million and the share premium reserve by euro 243 million. Moreover, in relation to the options exercised, the share premium reserve increased by euro 16 million due to the reclassification of the specific “stock option” reserve.

Share capital — euro 6,149 million

The share capital consists of 6,148,906,707 ordinary shares of a nominal value of euro 1 each, compared with 6,103,521,864 ordinary shares at December 31, 2004.

Based on the shareholders’ register and available information, at June 30, 2005, there are no shareholders with an investment of over 2% in the company’s share capital with the exception of the Ministry of Economy and Finance (31.219% of the share capital) and its subsidiary Cassa Depositi e Prestiti SpA (10.206% of the share capital).

Other reserves — euro 4,135 million

Share premium reserve — euro 467 million

Legal reserve — euro 1,453 million

The legal reserve represents 24% of the parent company’s share capital.

Reserve as per Law no. 292/1993 — euro 2,215 million

This is the remaining portion of the adjustments made when Enel was transformed from a state-owned to a private entity.

Pursuant to article 47 of the consolidated tax act (Testo Unico Imposte sul Reddito), this amount is not taxable on distribution.

Retained earnings (losses) carried forward — euro 5,770 million

This caption includes euro 234 million of unrealized losses at the balance sheet date, directly recognized in equity. They relate mainly to the measurement of derivatives hedging interest rates (cash flow hedges) and the translation of the financial statements of foreign companies operating in currencies other than the euro.

The reconciliation between the parent company’s equity at June 30, 2005 and profit for the period then ended and the corresponding consolidated figures is enclosed as Attachment A.

Non-current liabilities

23.	Medium— to long-term loans (including the current portions) euro 12,651 million

Bonds — euro 9,334 million

Medium— to long-term bank loans — euro 3,124 million

Medium— to long-term loans from other financing entities — euro 193 million

These captions include the amount due for bonds, medium— to long-term bank loans and other medium— to long-term loans in euro and other currencies, including the current portion.

The medium— to long-term indebtedness at June 30, 2005 includes euro 1,432 million of bonds guaranteed by the Italian government (euro 1,412 million at December 31, 2004) and bank loans guaranteed by the Italian government equal to euro 124 million (euro 133 million at December 31, 2004).

The following table shows the medium— to long-term indebtedness and the repayment plan at June 30, 2005, grouped by loan and interest rate type.

					Short-term	Long-term
In millions of euro	Maturing	Nominal value	Balance at	Balance at	portion	portion		Maturing by
		at June 30,	at June 30,
		2005	2005	at Dec. 31, 2004			2nd Half 2006	2007	2008	2009	beyond

Bonds:
— listed, fixed rate	2005-2033	6,408	6,365	7,200	745	5,620	225	—	996	—	4,399
— listed, floating rate	2006-2012	802	799	402	—	799	166	—	50	86	497
— unlisted, fixed rate	2005-2008	194	170	163	73	97	37	—	60	—	—
— unlisted, floating rate	2005-2032	1,895	1,895	1,851	21	1,874	10	22	21	330	1,491
— EU institutions, fixed rate	2005-2010	96	96	116	38	58	16	31	10	1	—
— EU institutions, floating rate	2006-2009	9	9	9	3	6	3	1	1	1	—
Total		9,404	9,334	9,741	880	8,454	457	54	1,138	418	6,387

Bank loans:
— fixed rate	2005-2015	91	91	89	18	73	6	8	7	6	46
— floating rate	2005-2023	646	630	8,056	86	544	179	48	44	44	229
— EU institutions, fixed rate	2005-2010	113	113	121	37	76	20	30	12	14	—
— EU institutions, floating rate	2006-2020	2,289	2,290	3,307	135	2,155	88	164	209	209	1,485
Total		3,139	3,124	11,573	276	2,848	293	250	272	273	1,760

Non-bank loans:
— fixed rate	2005-2026	141	142	131	40	102	17	13	11	14	47
— floating rate	2006-2020	51	51	243	2	49	7	3	2	2	35
Total		192	193	374	42	151	24	16	13	16	82

TOTAL		12,735	12,651	21,688	1,198	11,453	774	320	1,423	707	8,229

The balance of bonds is net of euro 534 million related to own bonds in portfolio. Specifically, the parent company holds unlisted variable rate bonds “Special series reserved to employees 1994-2019” amounting to euro 494 million, while Enel Re has bonds issued by Enel SpA totaling euro 40 million.
Financial indebtedness by currency and interest rate

				Current interest	Effective interest
In millions of euro	Book value	Book value	Nominal amount	rate	rate
	at Dec. 31, 2004			at June 30, 2005

Euro	20,878	12,171	12,235	4.18%	4.25%

US dollars	212	205	205	3.65%	3.65%
Pounds sterling	63	64	62	5.87%	5.87%
Swiss francs	30	23	23	6.69%	6.69%
Japanese yen	116	118	140	1.67%	1.67%
Brazilian real	332	—	—	—	—
Other currencies	57	70	70	4.36%	4.36%
Total non-euro currencies	810	480	500	—	—

TOTAL	21,688	12,651	12,735	—	—
Change in the nominal amount of indebtedness

		Book value of
		discontinuing
	Nominal	operations at Dec.		Change in scope of		Exchange rate	Nominal
In millions of euro	amount	31, 2004	Repayments	consolidation	New issues	differences	amount
	at Dec. 31, 2004						at June 30, 2005

Bonds	9,792	(1,400)	(29)	—	1,041	—	9,404
Bank loans	11,672	(7,008)	(1,562)	15	14	8	3,139
Non-bank loans	374	(217)	(9)	25	1	18	192

Total	21,838	(8,625)	(1,600)	40	1,056	26	12,735
Compared with December 31, 2004, medium- and long-term indebtedness decreased by a total of euro 478 million, following repayments of euro 1,600 million, new loans of euro 1,056 million, euro 40 million relating to changes in the consolidation area and euro 26 million of exchange rate losses.

The most important financial transactions include two seven-year bond loans of euro 400 million and euro 600 million respectively, issued on March 10, 2005 at the following terms:

	Seven-year floating rate portion	Seven-year fixed rate portion

Amount	euro 400 million	euro 600 million
Repayment	Single amount on March 14, 2012	Single amount on March 14, 2012
Interest rate	Six-month Euribor + 0.10% half-year	3.625% annual
Issue price	100.00	98.836
Early repayment	Not allowed	Not allowed
Stock market listing	Milan	Milan
The main repayments of the period relate to Enel SpA’s decreased use of its 36-month revolving credit lines for euro 1,260 million and other loans due to expire, mainly parent company loans.

The following table compares the Book value and the fair value of medium- and long-term indebtedness, including the current portion, for each category.

In millions of euro	Book value	Fair value	Book value	Fair value
	at June 30, 2005		at Dec. 31, 2004

Bonds:
— fixed rate	6,631	7,234	7,484	7,909
— floating rate	2,703	2,722	2,257	2,259
Total	9,334	9,956	9,741	10,168

Bank loans:
— fixed rate	204	216	210	223
— floating rate	2,920	2,914	11,363	11,436
Total	3,124	3,130	11,573	11,659

Non-bank loans:
— fixed rate	142	142	131	131
— floating rate	51	51	243	244
Total	193	193	374	375

TOTAL	12,651	13,279	21,688	22,202
The following tables show changes for the period in the medium- and long-term loans, showing separately the current and non-current portions.

Medium and long-term loans (excluding the current portions) — euro 11,453 million

In millions of euro
	at June 30, 2005	at Dec. 31, 2004	Change

Bonds:
— fixed rate	5,775	6,626	(851)
— floating rate	2,679	2,240	439
Total	8,454	8,866	(412)

Bank loans:
— fixed rate	149	156	(7)
— floating rate	2,699	10,945	(8,246)
Total	2,848	11,101	(8,253)

Non-bank loans:
— fixed rate	102	119	(17)
— floating rate	49	205	(156)
Total	151	324	(173)

TOTAL	11,453	20,291	(8,838)
Current portion of long-term loans — euro 1,198 million

In millions of euro
	at June 30, 2005	at Dec. 31, 2004	Change

Bonds:
— fixed rate	856	858	(2)
— floating rate	24	17	7
Total	880	875	5

Bank loans:
— fixed rate	55	54	1
— floating rate	221	418	(197)
Total	276	472	(196)

Non-bank loans:
— fixed rate	40	12	28
— floating rate	2	38	(36)
Total	42	50	(8)

TOTAL	1,198	1,397	(199)

24.	Termination indemnities and other employee retirement benefits — euro 2,730 million

The Group recognizes various post-employment benefits to its employees, such as: termination benefits, indemnities in lieu of notice, additional months’ pay, electricity discount, healthcare plan, additional pension plan, etc.

Under IAS 19, these obligations are considered “defined benefit plans” and are calculated by independent actuaries using the “projected unit credit method” according to which the liability is calculated as a proportion of the amount accrued to date and the total amount expected to be paid out in the future.

The related figures at June 30, 2005 are shown below by plan type:

In millions of euro
	at June 30, 2005	at Dec. 31, 2004	Change

Benefits due during the employment relationship:
— Loyalty bonus	74	76	(2)
Total	74	76	(2)

Benefits due on termination of employment with the company:
— Termination benefits	936	1,039	(103)
— Indemnities in lieu of notice and similar	173	161	12
Total	1,109	1,200	(91)

Post-employment benefits
— Additional pension plan (PIA) and contribution plans foreign subsidiaries	421	444	(23)
— ASEM healthcare scheme	165	177	(12)
— Electricity discounts	961	1,013	(52)
Total	1,547	1,634	(87)

TOTAL	2,730	2,910	(180)
Employee benefit costs for the 1st Half of 2005 for “defined benefit plans” come to euro 121 million (euro 159 million in the 1st Half of 2004), including euro 55 million (euro 67 million in the 1st Half of 2004) for interest recognized under financial expense.

The main assumptions used in the actuarial estimate of the liability for employee benefits are as follows:

	2005	2004

Discount rate	4.25%	5.00%
Growth rate of personnel expenses	3.00%	3.50%
Growth rate of healthcare costs	3.50%	3.50%

25.	Provisions for risks and charges – euro 1,144 million

		Discontinued		Utilization
		operations at		and other
In millions of euro		Dec. 31, 2004	Accruals	changes
	at Dec. 31, 2004				at June 30, 2005

Provision for litigation, risks and sundry charges:
— litigation	382	(37)	12	(16)	341
— other	727	(121)	35	(33)	608
Total	1,109	(158)	47	(49)	949

Provision for leaving incentives	295	(5)	5	(100)	195

TOTAL	1,404	(163)	52	(149)	1,144
Litigation

This provision covers contingent liabilities that could arise from ongoing litigation and other disputes. It includes an estimate of the liability for litigation which arose during the period and the review of the estimate for litigation which started in previous periods, in line with the opinions of internal and third party legal consultants.

Other

The other accruals relate to various risks and charges, mainly related to plant operation and transformation, company restructuring costs, regulatory settlements, penalties and other expenses related to Engineering and contracting and disputes with local bodies regarding sundry taxes and charges (determined with reference to the options of external legal advisors).

The accruals of the period mainly include the estimated euro 13 million charge on insurance excess clauses and expenses relating to the operation of generation plants amounting to euro 6 million.

Utilization relates to the insurance contracts and to the provision for additional remuneration in connection with the exercise of the stock options.

Provision for leaving incentives

The provision for leaving incentives includes estimated expenses on voluntary agreements to terminate employment contracts.
26.	Liability for current and deferred taxes — euro 3,334 million

This caption includes the deferred taxation recognized by the consolidated companies. It relates mainly to accelerated depreciation in excess of that required to write-off the assets on a straight-line basis over their estimated useful lives, accelerated depreciation recognized for tax purposes and gains subject to taxation in future years, as well as the estimate of the taxation accrued on income for the period.

The euro 822 million increase of the period relates mainly to taxes accrued on income for the period.

The changes in the “Provision for deferred taxation” by type of temporary difference are shown below, determined on the basis of the current tax rates.

Changes in the provision for deferred taxation

		Income	Other	Discontinued
In millions of euro		statement	changes	operations
	at Dec. 31, 2004				at June 30, 2005

Nature of the temporary differences:

Accelerated depreciation in excess of that required to write-off the assets on a straight-line basis over their estimated useful lives and write-downs of investments	1,647	48	5	(298)	1,402

Accelerated depreciation recognized in the tax returns of individual Group companies	438	34	5	(179)	298

Gains subject to taxation in future years recognized by individual Group companies	98	—	—	—	98

Tax impact recognized on the allocation to asset items of goodwill arising on consolidation	61	—	—	—	61

Current taxes accrued on the profit for the period	—	1,047	—	—	1,047

Other items	268	62	103	(5)	428

Total	2,512	1,191	113	(482)	3,334
27.	Non-current financial liabilities — euro 346 million

These consist of the fair value accounting of the cash flow hedge derivatives. The following table shows the related nominal amount and fair value:

In millions of euro	Nominal amount		Fair value
	June 30, 2005	Dec. 31, 2004	June 30, 2005	Dec. 31, 2004	Change

Cash flow hedge derivatives:
Interest rate	3,821	6,268	346	370	(24)
These derivatives relate mainly to the hedging of certain variable rate medium- to long-term loans. By agreeing these contracts, Enel has hedged the interest rate risk related to such loans, transforming the related interest rate from floating to fixed. As the derivatives are exactly matched to the underlying loan, the negative fair value of such positions, mainly due to the significant reduction in market interest rates over the past few years, is largely offset by the reduction in financial expense relating to the hedged liabilities.

28.	Other non-current liabilities — euro 20 million

In millions of euro
	at June 30, 2005	at Dec. 31, 2004	Change

Payables due to Ferrovie dello Stato for the TLC network	—	202	(202)
Other items	20	16	4

Total	20	218	(198)
Payables due to Ferrovie dello Stato at December 31, 2004 were reclassified under discontinued operations.

Current liabilities
29.	Short-term loans — euro 5,480 million

Short-term bank loans — euro 3,062 million

Commercial papers — euro 2,418 million

At June 30, 2005, short-term loans total euro 5,480 million, up euro 288 million over December 31, 2004 due primarily to the higher use of bank loans.

In millions of euro
	at June 30, 2005	at Dec. 31, 2004	Change

Short-term amounts due to banks	3,062	2,560	502
Commercial paper	2,418	2,441	(23)
Other short-term financial payables	—	191	(191)

Total	5,480	5,192	288
Payables represented by commercial paper relate to issues at year-end in the context of the euro 1,500 million program launched in 2001 by Enel Investment Holding BV and underwritten by Enel SpA, the maximum amount of which was raised to euro 2,500 million in May 2004. An amount of euro 2,418 million of this program had been used at June 30, 2005. This amount is net of euro 10 million relating to commercial paper repurchased from Enel RE. Commercial paper has a nominal value of euro 2,455 million and is denominated in euro (euro 1,892 million), in US dollars (for an amount equivalent to euro 351 million), in pounds sterling (for an amount equivalent to euro 94 million), in Japanese Yen (for an amount equivalent to euro 66 million) and in Swiss francs (for an amount equivalent to euro 52 million). The exchange rate risk relating to issues in currencies other than the euro are fully hedged by currency swaps.

The following table shows the book value and the fair value of short-term financial payables for each category:

In millions of euro	Book value	Fair value	Book value	Fair value
	at June 30, 2005		at Dec. 31, 2004

Short-term amounts due to banks	3,062	3,062	2,560	2,562
Commercial papers	2,418	2,418	2,441	2,441
Other short-term financial payables	—	—	191	191

Short-term financial indebtedness	5,480	5,480	5,192	5,194
Of Enel’s euro 3 billion revolving credit line agreed in December 2003 (euro 1 billion due in 12 months and euro 2 billion due in 60 months), a residual amount of euro 2 billion is still available at June 30, 2005.

30.	Trade payables — euro 5,116 million

These include payables for the supply of energy, fuels, materials, equipment, supplies in relation to tenders and various services for activities carried out before June 30, 2005.

31.	Current financial liabilities — euro 364 million

In millions of euro
	at June 30, 2005	at Dec. 31, 2004	Change

Deferred financial liabilities	161	240	(79)
Derivative contracts	182	188	(6)
Other items	21	65	(44)

Total	364	493	(129)

The following table shows the nominal amount and fair value of the derivative contracts:

In millions of euro	Nominal amount		Fair value
	June 30, 2005	Dec. 31, 2004	June 30, 2005	Dec. 31, 2004	Change

Cash flow hedge derivatives:
Interest rate	59	415	1	11	(10)
Exchange rate	95	40	—	2	(2)
Total	154	455	1	13	(12)

Trading derivatives:
Interest rate	822	2,109	72	86	(14)
Exchange rate	778	1,368	30	67	(37)
Commodities	846	18	69	12	57
Other	—	—	10	10	—
Total	2,446	3,495	181	175	6

TOTAL	2,600	3,950	182	188	(6)
Trading derivatives mainly include those transactions entered into for hedging purposes, but which do not qualify for hedge accounting under IFRS.

32.	Other current liabilities — euro 4,273 million

In millions of euro
	at June 30, 2005	at Dec. 31, 2004	Change

Payables due to customers for guarantee deposits and reimbursements	1,664	1,728	(64)
Payables due to the Electricity Equalization Fund	446	512	(66)
Payables due to employees	266	306	(40)
Tax payables	261	239	22
Social security charges payable	144	176	(32)
Prepaid telephone traffic	—	170	(170)
Payables due to Ferrovie dello Stato for the TLC network	—	31	(31)
Other	1,492	1,446	46

Total	4,273	4,608	(335)

Related parties
As entity responsible for the generation, transmission and distribution of electricity in Italy, Enel provides services to a number of State-controlled companies. In the current regulatory framework, Enel concludes transactions with the ISO, the Single Buyer and the Market Manager (each of which is controlled either directly or indirectly by the Ministry of Economics and Finance).

Fees for the transport of electricity payable to the ISO and certain charges paid to the Market Manager are determined by the Authority for Electricity and Gas.

Transactions relating to the purchase and sale of electricity concluded with the Market Manager on the Pool Market and those concluded with the Single Buyer are settled at market prices.

Subsidiaries that are part of the Networks, Infrastructure and Sales division acquire electricity from the Single Buyer and the ISO, in addition to paying the latter fees for the use of the National Transmission Network (NTN). Companies that are part of the Generation and Energy Management division, in addition to paying fees for the use of the NTN to the ISO, acquire from and sell electricity to the Market Manager on the Pool Market and to the Single Buyer. Terna, finally, as entity responsible for the transmission and dispatching of electricity, receives fees for the use of the NTN that distributors and producers pay through the ISO.

Enel also acquires from Eni, a company controlled by the Ministry of Economics and Finance, fuel for generation and gas distribution and sale.

A summary of the above-described relationships is reported in the table that follows:

	Balance Sheet		Income Statement
In millions of euro	Receivables	Payables	Costs	Revenues
	June 30, 2005		1st Half 2005

Continuing operations:
— Single Buyer	582	1,735	4,776	568
— ISO	621	564	750	968
— Market Manager	923	164	572	2,977
— Post Office	—	23	69	7
— ENI	19	308	764	109

Discontinued operations:
— ISO	166	—	—	377
— Post Office	—	—	1	1
With reference to affiliated companies, the Enel Group is charged prevalently rent, lease payments and research costs whose overall amount is not significant.

All transactions with related parties are concluded at normal market conditions.

We finally point out that, in the context of the Group’s corporate governance rules, conditions have been established for ensuring that transactions with related parties are carried out according to criteria of procedural and substantive fairness.

With regard to substantive fairness — in order to ensure the equity of the conditions agreed upon in transactions with related parties and in the event it is required by the nature, value or other characteristics of a given transaction — it is provided that the Board of Directors avail itself of the assistance of independent experts to value the assets concerned by the transaction and to provide financial, legal or technical advice.

Contractual commitments and guarantees
Contractual commitments of the Enel Group relate primarily to the supply of electricity abroad and purchases of fuel on the international market.

Commitments for electricity relate prevalently to supplies from France, which, at June 30, 2005 amounted to euro 4,007 million, of which euro 3,367 million relating to years 2005-2009, and euro 640 million to years 2010-2014.

Commitments for the purchase of fuels represent primarily supplies whose prices vary, as they are mostly expressed in currencies other than the euro, and are calculated based on parameters and exchange rates at the end of the period. At June 30, 2005 they amount to euro 30,322 million and are made up as follows:

In millions of euro	Natural gas	Fuel oil	Coal	Logistic services	Total

Period:
— July 1, 2005-2009	9,546	363	286	291	10,486
— 2010-2014	10,083	—	—	59	10,142
— 2015-2019	8,208	—	—	38	8,246
— 2020 and beyond	1,448	—	—	—	1,448

Total	29,285	363	286	388	30,322
Guarantees granted to third parties at June 30, 2005 amount to euro 825 million and include euro 811 million of commitments relating to the sale of real estate properties in connection with regulations on the termination of leases, in addition to rent receivable for a period of six years and six months from July 2004. The value of such guarantees is reduced annually by a predetermined amount.

Subsequent events
Fourth placement of Enel shares

The fourth placement of Enel shares was concluded on July 7. Shares assigned to the public and to institutional investors amount to 500 million, in addition to the exercise in full of the greenshoe option, accounting for the placement of a further 75 million shares. The price of the shares to institutional investors was set at euro 7.18 per share, while the price for the general public was equal to euro 7.07 per share, generating net proceeds for the Ministry of Economics and Finance of about euro 4 billion.

Acquisition of Metanodotti Padani, Metanodotti Trentini and Easygas

On July 29, 2005, Enel signed an agreement with Italtecna for the acquisition of Metanodotti Padani, Metanodotti Trentini and Easygas, operating in the gas distribution and sale sector in the provinces of Rovigo, Padova, Trento, Mantova, Ferrara and Modena.

The consideration paid for the whole capital stock of the three companies was euro 22 million.

The sale is subject to the approval of the Antitrust Authority.

Transfer to Weather of a controlling share in Wind

On August 11, 2005, Enel and Weather Investments Srl (Weather), a company controlled by entrepreneur Naguib Sawiris, completed the requirements for the first phase of the sale of Wind Telecomunicazioni to Weather.

Enel Investment Holding B.V. (a wholly-owned subsidiary of Enel) transferred to a subsidiary of Weather a 62.75% share in Wind for euro 2,986 million.

In addition, Enel underwrote a capital increase carried out by Weather for a total amount of euro 305 million, acquiring a 5.2% share in the company.

Distribution of an interim dividend from 2005 net income

On September 8, 2005, the Board of Directors of Enel SpA resolved the distribution of an interim dividend from 2005 net income included between euro 0.17 and euro 0.20 per share, to be paid out starting from November 24, 2005.

Potential assets and liabilities
Litigation on tariffs

Enel is a party in a number of controversies promoted by a number of customers that consume large amounts of electricity who have questioned, in full or in part, the legitimacy of the method with which the Comitato Interministeriale Prezzi (CIP) and subsequently the Authority for Electricity and Gas determined electricity tariffs in the past.

Until now courts have rejected the appeals made and an examination of rulings makes Enel deem the occurrence of unfavorable rulings as remote.

Environmental issues

Controversies on environmental issues relate to the installation and operation of power lines and equipment, and similarly affect Enel Distribuzione and Terna, which inherited from Enel the related relationships.

Enel Distribuzione and Terna intervened in a number of civil and administrative suits relating to requests for the transfer or modification of power lines on the basis of their alleged potential harmfulness, despite the fact that, in the great majority of cases, these have been installed in application of current norms.

In a number of cases claims for health related damages caused by electromagnetic fields have been filed. Recourse to legal action requesting the immediate suspension or modification of plant operation by residents who lament health problems allegedly caused by power lines is frequent. The outcome of litigation on these issues continues however to be favorable to Enel. With regards to decisions taken on the matter, only sporadically have there been pronouncements unfavorable to Group companies. All of these have been appealed so that at the present date there are no final pronouncements against Group companies, while no damages for health reasons have ever been granted.

With regards to Enel Distribuzione, there were also a number of procedures concerning electromagnetic fields generated by medium- and low-voltage cabins located inside buildings. In such cases, however, equipment was assessed to be in wide compliance with induction limits set by current legislation.

Litigation concerning the effect of electric and magnetic fields evolved in favor of Enel following the coming into effect of a law on electromagnetic emissions (Law 36, dated February 22, 2001) and the related implementation regulations (Decree of the President of the Council of Ministers (DPCM) no. 11723 dated July 8, 2003 and no. 11719, dated July 8, 2003). The new Law regulates the field and establishes the fundamental principles to be followed by Regional regulating bodies, setting rules that apply to the whole national territory, defining “exposure limits”, “attention thresholds” and “quality objectives” introduced through the mentioned implementation decrees of 2003. New regulations apply to low frequency equipment such as transmission lines, distribution lines and distribution cabins, in addition to high frequency equipment used for the telephone service, including mobile telephone services. The new regulations will introduce a ten-year program for the environmental upgrade of the whole national network to new exposure limits, in addition to the possibility to recover, either in part or in full, costs incurred by the owners of power lines and distribution cabins through electricity tariffs, according to criteria to be set by the Authority for Electricity and Gas, pursuant to Law 481/95, as they represent costs incurred in the general interest.

At the current stage, no DPCM regarding the determination of criteria for the upgrade of power lines (article 4, comma 4 of Law 36/2001) has been issued, nor have the criteria for the measuring of the said parameters and calculation of tolerance limits, as provided by the mentioned DPCM dated July 8, 2003 (relating to high-voltage power lines) have been defined.

A number of urban planning and environmental cases for the construction and operation of some generation plants and of a number of transmission and distribution lines are pending. Based on an analysis of individual cases, the Company believes the possibility of negative outcomes to be remote. For a limited number of cases, an unfavorable outcome may not however be ruled out completely. In case of negative pronouncements, consequences could consist in the possible payment of damages and costs related to work required on electrical equipment and the temporary unavailability of the same. At present such charges may not be quantified and are therefore not included in the “Provision for legal disputes and other contingencies”.
Litigation relating to measures taken by the Antitrust Authority regarding Enel Energia

On March 7, 2002, the Antitrust Authority opened an inquiry involving Enel Energia (formerly Enel Trade) and the Parent Company for their alleged abuse of dominant position in the market for electricity sales to eligible customers. The proceedings regard some contractual clauses included by Enel Energia in contracts for the sale of electricity to its customers in 2002 that would allegedly determine a “retentive effect” on customers and limit free competition, exploiting the advantage deriving from the availability of electricity throughout the day.

On November 27, 2003, the Authority, having concluded the enquiry and heard the parties involved, ruled that “the conduct kept by Enel SpA through Enel Energia SpA constitutes a serious violation of article 82 of the EU Treaty” and commended a fine to the Parent Company in the amount of euro 2.5 million.

The Parent Company and Enel Energia submitted an appeal to the Lazio Regional Administrative Court against the mentioned ruling of the Authority, deeming Enel Energia not to hold a dominant position in the market under examination in the period considered by the inquiry; that an abuse of dominant position cannot be claimed; and that, in any case, the conduct assessed by the Authority cannot be ascribed to the Parent Company.

The Parent Company paid the sanction and is awaiting the resolution of the case.
Out-of-court and judicial litigation connected with the blackout occurred on September 28, 2003

With regards to the blackout occurred on September 28, 2003, Enel Distribuzione received numerous letters (mostly in accordance with forms prepared by consumer associations), regarding requests for automatic and pre-set reimbursements pursuant to the Electricity Service Charter and resolutions of the Authority for Electricity and Gas (euro 25.82), in addition to further damages to be quantified by the customer with the aim of evaluating possible legal action.

Enel Distribuzione contested such requests with the following arguments: firstly, both Authority resolutions and the mentioned Electricity Service Charter (whose related norms were abrogated) do not provide for automatic and pre-set reimbursements in the case of an interruption of supply, as specified by the Authority in a press release issued on October 2, 2003. Secondly, the causes for the interruption in the supply of electricity occurred on September 28, 2003 can be ascribed to exceptional events that are extraneous to the company, for which it cannot therefore be liable and held responsible in any way in relation to the events occurred.

With regards to law suits, at June 30, 2005, 35,000 proceedings against Enel, prevalently of a small amount, were pending (almost all at Campania and Calabria Small Settlement Courts). All these related to requests for asserted damages (from stress, damaging of food products, interruption of productive activities, etc.) and automatic and pre-set reimbursements based on the mentioned resolutions of the Authority and Electricity Service Charters. Enel believes that the blackout, due to the manner and intensity with which it took place, represents an accidental and unpredictable event the responsibility of which cannot therefore fall in any way on the Company. For the reasons already explained, Enel believes further that the blackout does not fall among events for which an indemnification is due according to the supply contract or resolutions of the Authority.

At June 30, 2005, about 2,400 rulings were issued in the context of the above litigation, prevalently (about two thirds) in favor of a reimbursement by Enel. No final ruling has been pronounced either in first or second degree. Enel Distribuzione has in any case appealed all unfavorable pronouncements at the competent Courts.
INPS (Social Security) Circular 53 dated May 6, 2005 regarding obligations towards Cassa Integrazione Guadagni (CIG), Cassa Integrazione Guadagni Straordinaria (CIGS), Disoccupazione Involontaria (DS) and Mobilità (unemployment and relocation benefit funds)

On May 6, 2005, the Istituto Nazionale Previdenza Sociale (“INPS”) issued a circular regarding obligatory contributions to the Cassa Integrazione Guadagni (“CIG”), Cassa Integrazione Guadagni Straordinaria (“CIGS”), Disoccupazione Involontaria (“DS”) and Mobilità unemployment and relocation benefit funds, through which, in addition to regulating the matter, it specified that contributions to be paid to the above are applicable also to State-controlled companies and national public agencies that carry out industrial activities, also in the case their capital stock is not entirely owned by public entities. Among these are included also Enel and companies incorporated by the same pursuant to Legislative Decree 79, dated March 16, 1999, both for the period following the issue of the said circular and the past, starting from the date at which the capital stock of the same ceased to be entirely owned by public entities (in the case of Enel, starting with the date of the IPO, in November 1999).

More in detail, pursuant to the mentioned circular, Enel would be required only to make contributions to CIG and CIGS, while companies incorporated by the same pursuant to the said Legislative Decree would be required to contribute also to the DS and Mobilità funds.

In case of application of the circular, the liability of the Enel Group for the past would amount to euro 500 million. The Group however believes not to be liable for the said contribution for lack of applicability: with regards to accrued payments for the past, the Group contests the payment of contributions for not having been able to enjoy the related benefits to which these give right to.

The circular was appealed at first and second degree Administrative Courts requesting its suspension. Enel is promoting action with the Labor Court to determine the non-existence of the said liability.

On August 5, 2005, through message no. 28325, INPS communicated that the term of August 16, 2005 initially set for the payment of said accrued contributions is extended to September 30, 2005. The extension is motivated with the need to proceed to study further the related issues.
Investigations by the Milan Attorney’s Office and the Court of Accounts

In February 2003, the Milan District Attorney’s Office initiated a criminal investigation (criminal proceeding no. 2460/03) of former top managers of Enelpower and other individuals, for alleged offences relating to embezzlements at Enelpower’s expense, and payment by contractors by means of obtaining the award of some contracts. Following the resolution of the Board of Directors of the Parent Company and of Enelpower and Enel Produzione, legal actions to seek compensation for the damage suffered has been taken against suppliers involved in the alleged offenses, which determined a settlement with Siemens and Alstom.

On the basis of facts emerged in the context of the said criminal proceedings, the Court of Accounts issued an injunction for the seizure of fixed, movable property and receivables of the former Chief Executive Officer of and a former executive of Enelpower, in addition to the former Chairman of Enel Produzione, prosecuting them for possible responsibilities (administrative) in relation to damages inflicted on Tax Authorities.

Based on information acquired to date, the Company does not foresee situations which could have an adverse effect on the Consolidated Balance Sheet of Enel Group at June 30, 2005.
Extension of the application of the Municipal Property Tax

(Imposta Comunale sugli Immobili, ICI)

Article 1 of Law Decree 44 dated March 31, 2005 (converted into Law 88/2005) ruled that article 4 of Cadastre Law 652, dated April 13, 1939, is to be interpreted with regards to power plants “in the sense that buildings and construction consist of land and those parts that are structurally attached to it, also transitorily, which may be joined through any link or moving part used to construct a single complex asset”.

In application of the mentioned norm, the taxable base of buildings that form part of a generation plant must be determined taking into account also parts that are removable. Such circumstance affects, among other things, the determination of the taxable base for the purposes of ICI. This implies that companies that own electricity generation plants will be required to pay higher property taxes (ICI) with respect to the past. Consequently, the Enel Group could be required to pay higher local property taxes in the future.

With regards to the past, instead, considering that Enel has already entered into litigation regarding ICI for the same generation plants, accruals already made are deemed adequate to cover the risk of an unfavorable outcome. It cannot however be ruled out that municipalities may initiate action regarding minor plants that were not the object of surveys to the present date.

Enel intends in any case to appeal in the appropriate courts the possible application of said regulations by local administrations.

Attachments

Attachment A
Financial Statements of Enel SpA

In millions of euro	1st Half
	2005	2004

REVENUES
Sales and services	492	492
Other revenues	8	12
Total revenues	500	504

OPERATING COSTS
Electricity and materials	287	285
Services	90	61
Leases and rentals	6	6
Personnel	43	34
Depreciation and amortization	4	1
Accruals to provisions for risks and charges	12	—
Other accruals	8	10
Other operating costs	33	21
Total operating costs	483	418

Operating income	17	86

FINANCIAL INCOME AND EXPENSE
Income from investments in subsidiaries	1,536	1,838
Other financial income	231	221
Interest and other financial expense	314	349
Foreign exchange gains (losses)	—	—
Total financial income (expense)	1,453	1,710

ADJUSTMENTS TO THE VALUE OF FINANCIAL ASSETS	(272)	(255)

EXTRAORDINARY ITEMS
Extraordinary income	447	4,195
Extraordinary expense	13	443
Total extraordinary items	434	3,752

Income before taxes	1,632	5,293

Income taxes	(18)	(11)

NET INCOME	1,650	5,304

In millions of euro
ASSETS	at June 30, 2005	at Dec. 31, 2004

SHARE CAPITAL NOT PAID-IN	—	—

FIXED ASSETS
Intangible assets	25	28
Tangible assets	5	5
Financial assets	19,605	20,003
Total fixed assets	19,635	20,036

CURRENT ASSETS
Inventories	—	—
Receivables	10,672	10,802
Short-term investments	494	496
Cash and cash equivalents	91	20
Total current assets	11,257	11,318

ACCRUED INCOME AND PREPAID EXPENSES	274	141

TOTAL ASSETS	31,166	31,495

In millions of euro
LIABILITIES AND SHAREHOLDERS’ EQUITY	at June 30, 2005	at Dec. 31, 2004

SHAREHOLDERS’ EQUITY
Capital stock	6,149	6,104
Additional paid-in capital	444	200
Legal reserve	1,452	1,452
Other reserves	2,254	2,254
Retained earnings	3,077	33
Interim dividend	—	(2,014)
Net income	1,650	7,272
Shareholders’ Equity	15,026	15,301

PROVISIONS FOR RISKS AND CHARGES	1,322	1,059

EMPLOYEE TERMINATION INDEMNITY	12	11

ACCOUNTS PAYABLE
Bonds	8,950	7,930
Bank debt	3,139	4,189
Trade and other payables	2,533	2,824
Total accounts payable	14,622	14,943

ACCRUED LIABILITIES AND SHAREHOLDERS’ EQUITY	184	181

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	31,166	31,495

COMMITMENTS
Guarantees given	11,297	11,259
Other commitments	13,823	14,779
Total commitments	25,120	26,038

Reconciliation of Shareholders’ Equity and net income of Enel SpA and the related consolidated figures

In millions of euro	Shareholders’ Equity	Net income
	at June 30, 2005	1st Half 2005

Parent Company’s Italian GAAP Financial Statements	15,026	1,650

IFRS/IAS adjustments:
- Other employee benefits	(27)	—
- Intangible assets and related amortization	(6)	—
- Adoption of the amortized cost method to medium- and long-term loans	1	—
- Derivative financial instruments	(179)	(15)
- Fair value valuation of equity investments	133	133
- Other adjustments	(18)	(3)

Tax impact of adjustments	71	7

Total adjustments, net of the related tax effect	(25)	122

Parent Company’s IAS/IFRS balances	15,001	1,772

Parent Company’s IAS/IFRS Financial Statements	15,001	1,772

- Carrying value and adjustments to the value of equity investments in consolidated subsidiaries and in associates accounted for under the equity method	(22,045)	228
- Shareholders’ Equity and net income (on a comparable basis) of consolidated subsidiaries and of associates accounted for under the equity method, net of minority interests	25,861	1,521
- Goodwill, related amortization and write-downs	(273)	—
- Intragroup dividends	—	(1,556)
- Elimination of unrealized gains among Group companies, net of the related tax effect and other minor adjustments	(575)	(50)

GROUP	17,969	1,915

MINORITY INTERESTS	1,448	91

CONSOLIDATED FINANCIAL STATEMENTS	19,417	2,006

Subsidiaries, associates and other relevant equity investments of the Enel Group at June 30, 2005
In compliance with the provisions of article 126 of Consob Resolution no. 11971 dated May 14, 1999, a list of subsidiaries and associates of Enel SpA at June 30, 2005, as provided in article 2359 of the Italian Civil Code, and of other relevant equity investments is included in the pages that follow. Enel Group has full title to all investments.
The following information is included for each company: name, registered office, activity, capital stock, currency of account, percentage owned by the Group, list of Group companies that own a share in the same and the respective ownership share.

Subsidiaries consolidated on a line-by-line basis at June 30, 2005 (1)

Company name	Registered office	Activity	Capital stock	Currency	% ownership	Held by	%
			at June 30, 2005

Parent Company
Enel SpA	Rome	Holding	6,148,906,707	euro

Subsidiaries:
Aburra BV	Amsterdam (Holland)	Holding company	18,000	euro	100.00	Pragma Energy SA	100.00
Avisio Energia SpA	Trento	Gas distribution	6,500,000	euro	100.00	Enel Rate Gas SpA	100.00

Barras Electricas Galaico Asturianas SA	Lugo (Spain)	Electricity distribution	15,689,796.62	euro	54.94	Electra de Viesgo Distribuciòn SL	54.94

Barras Electricas Generatiòn SL	Lugo (Spain)	Electricity generation	1,374,136.05	euro	100.00	Barras Electricas Galaico Asturianas SA	100.00

Carbones Colombianos del Cerrejòn SA	Bogotà (Colombia)	Exploitation of coal mines	5,806,149,114	cop	99.99	Pragma Energy SA Aburra BV	90.89 9.10
C.A.R.T Abruzzi Srl	Orio al Serio (BG)	Equity investments in the water sector	18,000	euro	100.00	Enel Rete Gas SpA	100.00

Cise Srl	Rome	Real estate management	313,291,049	euro	100.00	Enel SpA	100.00

Co.lm Gas SpA	S. Maria a Colle (LU)	Management of gas distribution and sale plants	1,479,000	euro	80.00	Enel Rete Gas SpA	80.00
Concert Srl	Rome	Product, plant and equipment certification	10,000	euro	51.00	Enel Produzione SpA	51.00

Dalmazia Trieste Srl	Rome	Real estate management	4,202,863	euro	100.00	Cise Srl Enel Ape Srl (formerly Ape Gruppo Enel Srl)	92.91 7.09

Delta SpA	Cornate d’Adda (Milan)	Telecommunications	1,000,000	euro	100.00	WIND Telecomunicazioni SpA	100.00

Deval SpA	Aosta	Electricity distribution and sale in Valle D’Aosta	37,500,000	euro	51.00	Enel SpA	51.00
Deval Energie Srl	Aosta	Electricity sale	200,000	euro	100.00	Deval SpA	100.00

Electra de Viesgo Distribuciòn SL	Santander(Spain)	Electricity distribution and sale	77,792,000	euro	100.00	Enel Distribuzions SpA	100.00
Electrica Banat SA	Timisoara (Romania)	Electricity distribution	4,634,740,900,000	ROL	51.00	Enel Distribuzione SpA	51.00
Electrica Dobrogea SA	Constanta (Romania)	Electricity distribution	3,389,700,500,000	ROL	51.00	Enel Distribuzione SpA	51.00
Enel Ape Srl (formerly Ape Gruppo Enel Srl)	Rome	Personnel administration activities information technology and services to companies	50,000,000	euro	100.00	Enel SpA	100.00
Enel Capital Srl	Rome	Research in the field of innovation technology	8,500,000	euro	100.00	Enel SpA	100.00

Enel Comercializadora de Gas SA	Madrid (Spain)	Gas and electricty sale	61,000	euro	100.00	Enel Trade SpA	100.00
Enel Distribuzione SpA	Rome	Electricy distribution	6,119,200,000	euro	100.00	Enel SpA	100.00

Enel Energia SpA	Rome	Sale of electricity	1,414,000	euro	100.00	Enel SpA	100.00

Enel ESN Energo LLC	Moscow (Russia)	Management of electricity generation plants	1,000,000	RUB	100.00	Enel ESN Management BV	100.00

Enel ESN Management BV	Amsterdam (Holland)	Holding company	18,000	euro	75.00	Enel Generation Holding BV	75.00
Enel. Factor SpA	Rome	Factoring	12,500,000	euro	100.00	Enel SpA	100.00

Enel Finance International SA	Luxembourg	Finance	1,391,900,230	euro	100.00	Enel Produzione SpA Enel Distribuzione SpA	75.00 25.00

Company name	Registered office	Activity	Capital stock	Currency	% ownership	Held by	%
			at June 30, 2005

Enel Gas SpA	Milan	Gas and electricity sale	302,039	euro	100.00	Enel Distributions SpA	100.00

Enel Generation Holding BV	Amsterdam (Holland)	Holding company	13,500,000	euro	100.00	Enel Produzione SpA	100.00

Enel Green Power International SA	Luxembourg	Holding of companies operating in electricity generation from renewable resources	156,650,000	euro	100.00	Enel Produzione SpA Enel Investment Holding BV	67.11 32.89

Enel Investment Holding BV	Amsterdam (Holland)	Holding company	1,593,050,000	euro	100.00	Enel SpA	100.00

Enel Ireland Finance Ltd	Dublin (Ireland)	Finance	1,000,000	euro	100.00	Enel Finance International SA	100.00

Enel Latin America LLC (1)	Wilmington (Delaware — USA)	Electricity generation from renewable resources	—	—	100.00	Enel Green Power International SA	100.00
Enel M@p Srl	Rome	Metering, remote control and communication services managed on the electricity network	100,000	euro	100.00	Enel Distribuzione SpA	100.00

Enel.Net Srl	Rome	Construction and management of telecommunications networks	21,135,000	euro	100.00	WIND Telecomunicazioni SpA	100.00
Enel. NewHydro Srl	Rome	Engineering, water systems	1,000,000	euro	100.00	Enel SpA	100.00

Enel North America Inc.(1)	Wilmington (Delaware —USA)	Electricity generation from renewable resources	14.25	USD	100.00	Enel Green Power International SA	100.00
Enelpower SpA	Milan	Engineering and contracting	10,000,000	euro	100.00	Enel SpA	100.00
Enelpower Contractor and Development Saudi Arabia Ltd	Riyadh (Saudi Arabia)	Power plant construction, management and maintenance	5,000,000	SR	51.00	Enelpower SpA	51.00
Enelpower do Brasil Ltda	Rio de Janeiro (Brazil)	Engineering and contracting	1,242,000	R$	99.99	Enelpower SpA	99.99
Enelpower UK Ltd	London (United Kingdom)	Engineering and contracting	1,000	GBP	100.00	Enelpower SpA	100.00
Enel Produzione SpA	Rome	Electricity generation	6,352,138,806	euro	100.00	Enel SpA	100.00

Enel.Re Ltd	Dublin (Ireland)	Reinsurance	3,000,000	euro	100.00	Enel Investment Holding BV	100.00
Enel Rete Gas SpA	Milan	Gas distribution	54,139,160	euro	99.82	Enel Distribjuzione SpA	99.82

Enel Service UK Ltd	London (United Kingdom)	Services	100	GBP	100.00	Enel Trade SpA	100.00
Enel Servicii Srl	Bucarest (Romania)	Services to companies	2,000,000,000	ROL	100.00	Enel SpA Enel Distribuzione SpA	80.00 20.00

Enel. sl — Servizi integrati Srl	Rome	Engineering and energy related services	5,000,000	euro	100.00	Enel SpA	100.00
Enel Sole Srl	Rome	Public lighting systems	4,600,000	euro	100.00	Enel SpA	100.00

Enel Trade SpA	Rome	Fuel trading and logistics — Electricity sale	100,885,000	euro	100.00	Enel SpA	100.00

Company name	Registered office	Activity	Capital slock	Currency	% ownership	Held by	%
			at June 30, 2005

Enel Uniòn Fenosa Renovables SA	Madrid (Spain)	Electricity generation from renewable resources	32,505,000	euro	80.00	Enel Viesgo Renovables SL	80.00
Enel Viesgo Renovables SL	Santander (Spain)	Holding of electricity companies	35,603,006	euro	100.00	Viesgo Generacion SL	100.00
Enel Viesgo Servicios SL	Santander (Spain)	Services to companies	3,010	euro	100.00	Enel SpA Enel Produzione SpA Enel Distribuzione SpA	60.00 20.00 20.00
Energias Especiales de Careon SA	La Coruna (Spain)	Electricity generation from renewable resources	270,450	euro	77.00	Enel Uniòn Fenosa Renovables SA	77.00
Energias Especiales de Castelo SA	Madrid (Spain)	Electricity generation from renewable resources	437,400	euro	100.00	Enel Uniòn Fenosa Renovables SA	100.00
Energias Especiales del Alto Ulla SA	Madrid (Spain)	Electricity generation from renewable resources	360,600	euro	100.00	Enel Uniòn Fenosa Renovables SA	100.00
Energias Especiaies del Noraeste SA	Madrid (Spain)	Electricity generation from renewable resources	6,812,040	euro	100.00	Enel Uniòn Fenosa Renovables SA	100.00
Energias Especiales de Pena Armada SA	Madrid (Spain)	Electricity generation from renewable resources	963,300	euro	80.00	Enel Uniòn Fenosa Renovables SA	80.00
Energias Renovables Montes de San Sebastian SL	Madrid (Spain)	Electricity generation from renewable resources	705,000	euro	100.00	Enel Uniòn Fenosa Renovables SA	100.00
Eolica del Cordal de Montouto SL	Madrid (Spain)	Electricity generation from renewable resources	160,000	euro	100.00	Enel Uniòn Fenosa Renovables SA	100.00
EUFER Comercializadora SL	Madrid (Spain)	Electricity generation from renewable resources	60,000	euro	100.00	Enel Uniòn Fenosa Renovables SA	100.00
EUFER Renovables Ibericas 2004 SA	Madrid (Spain)	Electricity generation from renewable resources	100,000	euro	100.00	Enel Uniòn Fenosa Renovables SA	100.00
Geotermica Nicaraguense SA	Managua (Nicaragua)	Electricity generation from renewable resources	50,000	NlO	60.00	Enel Produzione SpA	60.00
Iridea Srl	Milan	Advisory and consulting services	1,250,000	euro	100.00	Enel Gas SpA	100.00
ltalia On LineSrl	Milan	Internet services	1,400,000	euro	100.00	WIND Telecomunicazioni SpA	100.00
IT-net Srl	Rome	Network information systems	694,000	euro	100.00	WIND Telecomunicazioni SpA Mondo WIND Srl	99.28 0.72
Maritza East III Power Company AD	Sofia (Bulgaria)	Electricity generation	265,943,600	leva	73.00	Maritza East III Power Holding BV	73.00
Maritza East III Power Holding BV	Amsterdam (Holland)	Holding company	100,000,000	euro	60.00	Enel Generation Holding BV	60.00
Mobilmat SpA	Milan	Finance	5,552,000	euro	85.00	WIND Telecomunicazioni SpA	85.00
Mondo WIND Srl	Rome	Sale of telecommunication products and services	95,000	euro	100.00	WIND Telecomunicazioni SpA IT-net Srl	99.00 1.00
Novatrans Energia SA	Rio de Janeiro (Brazil)	Construction, operation and maintenance of electricity transmission networks	373,135,464.80	R$	99.99	T.E.R.NA. — Trasmissione Elettricità Rete Nazionale SpA	99.99
Parque Eòlico de Coucepenido SA	La Coruña (Spain)	Electricity generation from renewable resources	300,500	euro	82.00	Enel Union Fenosa Renovables SA	82.00
Parque Eòlico de Os Corvos SA	La Coruña (Spain)	Electricity generation from renewable resources	300,500	euro	82.00	Enel Union Fenosa Renovables SA	82.00
Parque Eoòico La Losilla SA	Madrid (Spain)	Electricity generation from renewable resources	60,400	euro	100.00	EUFER Renovables Ibèricas 2004 SA	100.000
Pragma Energy SA	Lugano (Switzerland	Coal trading	4,000,000	CHF	100.00	Enel Investment Holding BV	100.00
Reti Gas Scrl	Bologna	Construction of gas distribution networks	11,000	euro	95.00	Enel Rete Gas SpA	95.00

Company name	Registered office	Activity	Capital slock	Currency	% ownership	Held by	%
			at June 30, 2005

SET Distribuzione Srl	Trenlo	Electricity distribution and sale in Trento	10,000	euro	100.00	Enel Distribuzione SpA	100.00
Sfera — Societa per la formazione e le risorse aziendali Srl	Rome	Human resources	2,000,000	euro	100.00	Enel EpA	100.00
Sistemas Energeticos Manon Ortigueira SA	Ortigueira (Spain)	Electricity generation from renewable resources	4,507,500	euro	86.00	Enel Union Fenosa Renovables SA	86.00
Tellas Telecommunications SA	Athens (Greece)	Telecommunications	13,459,840	euro	100.00	WIND-PPC Holding NV	100.00
T.E.R.NA. — Trasmissione Elettricità Rete Nazionale SpA	Rome	Ownership and maintenance of the national electricity transmission network	440,000,000	euro	36.14	Enel SpA	36.14
T.S.N. — Transmissora Sudeste Nordeste SA	Rio de Janeiro (Brazil)	Construction, ownership and maintenance of electricity transmission networks	250,000,000	R$	99.98	T.E.R.NA.— Trasmissione Elettricità Rete Nazionale SpA	99.99
Viesgo Energia SL	Santander (Spain)	Electricity and gas sale	200,000	euro	100.00	Electra de Viesgo Distribuciòn SL	100.00
Viesgo Generaciòn SL	Santander (Spain)	Electricity generation and sale	425,311,006	euro	100.00	Enel Produzione SpA	100.00
Water & Industrial Services Company SpA	Monza	Sewage treatment	15,615,000	euro	51.00	Enel.NewHydro Srl	51.00
WEBiz Holding BV	Amsterdam (Holland)	Venture capital	20,000	euro	100.00	Enel Investment Holding BV	100.00
WIND-PPC Holding NV	Amsterdam (Holland)	Holding of telecommunication companies	2,000,000	euro	50.01	WIND Telecomunicazioni SpA	50.01
WIND Telecomunicazioni SpA	Rome	Telecommunications	147,100,000	euro	100.00	Enel SpA Enel Investment Holding BV	37.25 62.75

(1)	Subsidiaries of Enel North America Inc. and Enel Latin America LLC consolidated on a line-by-line basis are listed separately.

Subsidiaries owned by Enel North America Inc. consolidated
on a line-by-line basis at June 30, 2005(1)

				%
Company name	Registered office	Capital stock(2)	Currency	ownership	Held by	%
		at June 30, 2005
Parent Company
Enel North America Inc.	Wilmington (Delaware - USA)	14.25	USD	100.00	Enel Green Power International SA	100.00
Subsidiaries:
Agassiz Beach LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Aquenergy Systems Inc.	Greenville (South Carolina - USA)	10,500	USD	100.00	Consolidated Hydro Southeast Inc.	100.00
Asotin Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00
Autumn Hills LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Aziscohos Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00
Barnet Hydro Company LP	Burlington (vermont - USA)	—	—	100.00	Sweetwater Hydroelectric Inc.	90.00
					CHI Acquisition II Inc.	10.00
Beaver Falls Water Power Company	Philadelphia (Pennsylvania - USA)	—	—	67.50	Beaver Valley Holdings Ltd.	67.50
Beaver Valley Holdings Ltd.	Philadelphia (Pennsylvania - USA)	2	USD	100.00	Hydro Development Group Inc.	100.00
Beaver Valley Power Company	Philadelphia (Pennsylvania - USA)	30	USD	100.00	Hydro Development Group Inc.	100.00
Black River Hydro Assoc.	New York (New York - USA)	—	—	75.00	(Cataldo) Hydro Power Associates	75.00
Boott Field LLC	Wilmington (Delaware - USA)	—		100.00	Boott Hydropower Inc.	100.00
Boott Hydropower Inc.	Boston (Massachusetts - USA)	—	—	100.00	Boot Sheldon Holdings LLC	100.00
Boott Sheldon Holdings LLC	Wilmington (Delaware - USA)	—	—	100.00	Hydro Finance Holding Company Inc.	100.00
BP Hydro Associates	Boise (Idaho - USA)	—	—	100.00	CHI Idaho Inc.	68.00
					CHI Magic Valley Inc.	32.00
BP Hydro Finance Partnership	Salt Lake City (Utah - USA)	—	—	100.00	BP Hydro Associates Fulcrum Inc.	75.90 24.10
Bypass Limited	Boise (Idaho - USA)	—	—	100.00	Eldorado Hydro	69.35
					Northwest Hydro Inc.	29.65
					CHI West Inc.	1.00
Bypass Power Company	Los Angeles (California - USA)	—	—	100.00	CHI West lnc.	100.00
Canastota Wind Power LLC	Wilmington (Delaware - USA)	—	—	100.00	Essex Company	100.00
(Cataido) Hydro Power Associates	New York (New York - USA)	—	—	100.00	Hydro Development Group Inc.	50.00
					CHI Black River Inc.	50.00
CHI Acquisitions Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00
CHI Acquisitions II Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance LLC	100.00
CHl Black River Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance LLC	100.00
CHI Canada Inc.	Montreal (Québec - CANADA)	100	CAD	100.00	CHI Finance LLC	100.00
CHI Dexter Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance LLC	100.00
CHI Finance LLC	Wilmington (Delaware - USA)	—	—	100.00	Enel North America Inc.	100.00
CHI Highfalls Inc.	Wilmington (Delaware - USA)	—	—	100.00	CHI Finance LLC	100.00
CHI Hydroelectric Company Inc.	St. John (Newfoundland -CANADA)	100	CAD	100.00	CHI Canada Inc.	100.00
CHl Idaho lnc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
CHI Magic Valley Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
CHI Minnesota Wind LLC	Wilmington (Delaware - USA)	—	—	100.00	CHI Finance LLC	100.00
CHI Mountain States Operations Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
CHI Operations Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00
CHI Power Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00
CHI Power Marketing Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00
CHI S.F.LP	Montreal (Québec - CANADA)	—	—	100.00	CHI Canada Inc.	99.00
					CHI Hydroelectric Co. Inc.	1.00
CHI Universal Inc.	Wilmington (Delaware - USA)	1 00	USD	100.00	Enel North America Inc.	100.00
CHI West Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00

				%
Company name	Registered office	Capital stock(2)	Currency	ownership	Held by	%
at June 30, 2005
CHI Western Operations Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
Coneross Power Corporation	Greenville (South Carolina - USA)	110,000	USD	100.00	Aquenergy Systems Inc.	100.00
Consolidated Hydro Mountain States Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
Consolidated Hydro New Hampshire Inc.	Wilmington (Delaware - USA)	130	USD	100.00	CHI Universal Inc.	100.00
Consolidated Hydro New York Inc.	Wilmington (Delaware - USA)	200	USD	100.00	Enel North America Inc.	100.00
Consolidated Hydro Southeast Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions II Inc.	100.00
Consolidated Pumped Storage Inc.	Wilmington (Delaware - USA)	100	USD	80.00	Enel North America Inc.	80.00
Copenhagen Associates	NewYork(NewYork - USA)	—	—	100.00	Hydro Development Group Inc.	50.00
					CHI Dexter lnc.	50.00
Crosby Drive Investments Inc.	Boston (Massachusetts - USA)	—	—	100.00	Asotin Hydro Company Inc.	100.00
El Dorado Hydro	Los Angeles (California - USA)	—	—	100.00	Otympe lnc. Motherlode Hydro Inc.	82.50 17.50
Essex Company	Boston (Massachusetts - USA)	—	—	100.00	Enel North America Inc.	100.00
Florence Hills LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Fulcrum Inc.	Boise (Idaho - USA)	992.50	USD	100.00	Consolidated Hydro Mountain states lnc.	100.00
Gauley Hydro LLC	Wilmington (Delaware - USA)	—	—	100.00	Esses Company	100.00
Gauiey River Management Corporation	Burlington (Vermont - USA)	—	—	100.00	CHI Finance LLC	100.00
Gauley River Power Partners LP	Burlington (Vermont - USA)	—	—	100.00	Gualey Hydro LLC	99.00
					Gualey River Management Corporation	1.00
Gestion Cogeneration Inc.	Montreal (Quebec - CANADA)	100	CAD	60.00	Hydrodev Inc.	60.00
Hadley Ridge LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Highfalls Hydro Company Inc.	Wilmington (Delaware - USA)	—	—	100.00	CHI Finance LLC	100.00
Hope Creek LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Hosiery Mills Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
Hydrodev Inc.	Montreal (Quebec - CANADA)	100	CAD	100.00	CHI Canada Inc.	100.00
Hydro Development Group Inc.	New York (New York - USA)	12.25	USD	100.00	CHI Acquisitions lnc.	100.00
Hydro Energies Corporation	Burlington (Vermont - USA)	5,000	USD	100.00	CHI Finance LLC	100.00
Hydro Finance Holding Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00
Jack River LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Jessica Mills LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Julia Hills LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Kings River Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance LLC	100.00
Kinneyiown Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00
LaChute Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00
Lawrence Hydroelectric Associates LP	Boston (Massachusetts - USA)	—	—	100.00	EssexCompany Crosby Drive Investments Inc.	92.50 7.50
Littleville Power Company Inc.	Boston (Massachusetts - USA)	—	—	100.00	Hydro Development Group Inc.	100.00

Company name	Registered office	Capital stock(2)	Currency	% ownership	Held by	%
		at June 30, 2005

Lower Saranac Corporation	New York (New York - USA)	2	USD	100.00	Twin Saranac Holdings LLC	100.00
Lower Saranac Hydro Partners LP	Wilmington (Delaware - USA)	—	—	100.00	Twin Saranac Holdings LLC	99.00
					Lower Saranac Corporation	1.00
Mascoma Hydro Corporation	Concord (New Hampshire - USA)	—	—	100.00	CHI Acquisitions II Inc.	100.00
Metro Wind LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Mill Shoals Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance LLC	100.00
Minnewawa Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00
Missisquoi Associates	Los Angeles (California - USA)	—	—	100.00	Sheldon Springs Hydro Associates LP	99.00
					Sheldon Vermont Hydro Company Inc.	1.00
Motherlode Hydro Inc.	Los Angeles (California - USA)	—	—	100.00	CHI West Inc.	100.00
Newbury Hydro Company	Burlington (Vermont - USA)	—	—	100.00	CHI Acquisitions II Inc.	99.00
					Sweetwater Hydroelectric Inc.	1.00
Newind Group Inc.	St. John (Newfoundland - CANADA)	100	CAD	100.00	CHI Canada Inc.	100.00
North Canal Waterworks	Boston (Massachusetts - USA)	—	—	100.00	Essex Company	100.00
Northwest Hydro Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI West Inc.	100.00
Notch Butte Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance LLC	100.00
Olympe Inc.	Los Angeles (California - USA)	—	—	100.00	CHI West lnc.	100.00
Optigaz Inc.	Kirkland (Quebèc - CANADA)	—	—	60.00	CHI Canada Inc.	60.00
Ottauquechee Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance LLC	100.00
Pelzer Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Consolidated Hydro Southeast Inc.	100.00
Pyrites Associates	New York (New York - USA)	—	—	100.00	Hydro Development Group Inc.	50.00
					CHI Dexter Inc.	50.00
Rock Creek Limited Partnership	Los Angeles (California - USA)	—	—	100.00	EL Dorado Hydro	99.00
					Olympe Inc.	0.82
					Motherlode Hydro Inc.	0.18
Ruthton Ridge LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
SE Hazelton A. LP	Los Angeles (California - USA)	—	—	100.00	CHI West lnc.	99.00
					Bypass Power Company	1.00
Sheldon Springs Hydro Associates LP	Wilmington (Delaware - USA)	—	—	100.00	Boott Sheldon Holdings LLC	99.00
					Sheldon Vermont Hydro Company Inc.	1.00
Sheldon Vermont Hydro Company Inc.	Wilmington (Delaware - USA)	—	—	100.00	Boot Sheldon Holdings LLC	100.00
Slate Creek Hydro Associates LP	Los Angeles (California - USA)	—	—	95.00	Slate Creek Hydro Company Inc.	95.00
Slate Creek Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions II Inc.	100.00
Soliloquoy Ridge LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Somersworth Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Universal Inc.	100.00
Southwest Transmission LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Spartan Hills LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
St. – Felicien Cogeneration Limited Partnership	Montreal (Quèbec -CANADA)	—	—	61.50	CHI S.F. LP	57.50
					Gestion Cogeneration Inc.	4.00
Summit Energy Storage Inc.	Wilmington (Delaware - USA)	8,200	USD	69.32	Enel North America Inc.	69.32
Sun River LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Sweetwater Hydroelectric Inc.	Concord (New Hampshire - USA)	250	USD	100.00	CHI Acquisitions II Inc.	100.00
The Great Dam Corporation	Boston (Massachusetts - USA)	100	USD	100.00	Lawrence Hydroelectric Associates LP	100.00
TKO Power Inc.	Los Angeles (California -USA)	—	—	100.00	CHI West Inc.	100.00
Triton Power Company	New York (New York - USA)	—	—	100.00	CHI Highfalls Inc.	50.00
					Highfalls Hydro Company Inc.	50.00
Tsar Nicholas LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Twin Falls Hydro Associates LP	Seattle (Washington - USA)	—	—	99.51	Twin Saranac Holdings LLC	99.00
					Twin Falls Hydro Company Inc.	0.51
Twin Falls Hydro Company Inc.	Wilmington (Delaware - USA)	10	USD	100.00	Twin Saranac Holdings LLC	100.00
Twin Lake Hills LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Twin Saranac Holdings LLC	Wilmington (Delaware - USA)	—	—	100.00	Enel North America Inc.	100.00
Western New York Wind Corporation	NewYork (New York - USA)	300	USD	100.00	Enel North America Inc.	100.00
Willimantic Power Corporation	Hartford (Connecticut - USA)	—	—	100.00	CHI Acquisitions Inc.	100.00
Winter’s Spawn LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

(1) All companies are active in the generation of electricity from renewable resources.
(2) LLC and some other kind of incorporation do not require a capital stock.

Subsidiaries owned by Enel Latin America LLC consolidated
on a line-by-line basis at June 30, 2005 (1)

				%
Company name	Registered office	Capital stock (2)	Currency	ownership	Held by	%
at June 30, 2005
Parent Company
Enel Latin America LLC	Wilmington (Delaware - USA)	—	—	100.00	Enel Green Power International SA	100.00
Subsidiaries:
Agricola Rio Sahuil Ltda	Santiago (Chile)	200,000,000	CLP	99.90	Agricola Y Constructora Rio Guanehue SA	99.90
Agricola Y Constructora Rio Guanehue SA	Santiago (Chile)	—	—	100.00	Empresa Elèctrica Panguipulli SA Energia de Los Lagos Ltda	99.93 0.07
Central American Power Services Inc.	Wilmington (Delaware - USA)	1	USD	100.00	Enel Latin America LLC	100.00
Conexiòn Energètica Centroamericana SA	Guatemala	5,000	GTQ	100.00	Enel Latin America LLC Enel Green Power International SA	98.00 2.00
Conexiòn Energètica Centroamericana El Salvador SA	San Salvador (El Salvador)	1,693,100	SVC	100.00	Grupo EGI SA de cv Enel Latin America LLC	99.99 0.01
Constructora Cerro Pitren Ltda	Santiago (Chile)	200,000,000	CLP	99.90	Agricola Y Constructora Rio Guanehue SA	99.90
EGI Costa Rica Viento SA	Santa Ana (Costarica)	100,000	CRC	100.00	Energia Global de Costa Rica SA	100.00
Electrificadora Ecologica SA	Santa Ana (Costarica)	1,200,000	CRC	100.00	ZMZ General SA	100.00
Empresa Elèctrica Panguipulli SA	Santiago (Chile)	—	—	100.00	Energìa de Los Lagos Ltda	99.99
					Energìa Alerce Ltda	0.01
Empresa Elèctrica Puyehue SA	Santiago (Chile)	11,169,752,000	CLP	100.00	Energìa de Los Lagos Ltda	99.90
					Energìa Alerce Ltda	0.10
Empresa Nacional de Geotermìa SA	Santiago (Chile)	—	—	51.00	Energìa de Los Lagos Ltda	51.00
Energìa Alerce Ltda	Santiago (Chile)	1,000,000	CLP	100.00	Enel Latin America LLC	99.90
					Enel Green Power International SA	0.10
Energìa de Los Lagos Ltda	Santiago (Chile)	15,414,240,752	CLP	100.00	Energìa Alerce Ltda	99.99
					Enel Latin America LLC	0.01
Energìa Global SA de cv	Andover (Massachussets - USA)	50,000	MXN	99.00	Enel Latin America LLC	99.00
Energìa Global de Costa Rica SA	Santa Ana (Costarica)	100,000	CRC	100.00	Enel Latin America LLC	100.00
Energìa Global Operaciones SA	Santa Ana (Costarica)	10,000	CRC	100.00	Energìa Global de Costa Rica SA	100.00
Generadora de Occidente Ltda	Guatemala	5,000	GTQ	100.00	Enel Latin America LLC	99.00
					Conexion Energètica	1.00
					Centroamericana SA
Generadora Montecristo SA	Guatemala	5,000	GTQ	100.00	Enel Latin America LLC	99.00
					Conexion Energetica	1.00
					Centroamericana SA
Grupo EGI SA de cv	San Salvador (El Salvador)	200,000	SVC	100.00	Enel Latin America LLC Enel Green Power International SA	99.95 0.05
Molinos de Viento del Arenal SA	Santa Ana (Costarica)	9,709,200	USD	49.00	Electrificadora Ecologica SA	49.00
Operacion Y Mantenimiento Tierras Morenas SA	Santa Ana (Costarica)	30,000	CRC	85.00	Electrificadora Ecologica SA	85.00
P.H. Don Pedro SA	Santa Ana (Costarica)	100,001	CRC	32.86	Energia Global de Costa Rica SA	32.86
P.H. Guacimo SA	Santa Ana (Costarica)	50,000	CRC	40.00	Enel Latin America LLC Energìa Global de Costa Rica SA	30.00 10.00
P.H. Rio Volcàn SA	Santa Ana (Costarica)	100,001	CRC	46.64	Energìa Global de Costa Rica SA	46.64
Tecnoguat SA	Guatemala	1,000,000	GTQ	75.00	Enel Latin America LLC	75.00
ZMZ General SA	Santa Ana (Costarica)	500,000	CRC	51.00	EGI Costa Rica Viento SA	51.00

(1)	All companies are active in the generation of electricity from renewable resources.

(2)	LLC and some other kind of incorporation do not require a capital stock.

Companies consolidated using the proportional method at June 30, 2005

Company name	Registered office	Activity	Capital stock	Currency	% ownership	Held by	%

			at June 30, 2005

Aridos Energìas Especiales SL	Villabilla (Spain)	Electricity generation from renewable resources	600,000	euro	41.05	Enel Uniòn Fenosa Renovables SA	41.05
Azucarera Energias SA	Madrid (Spain)	Electricity generation from renewable resources	570,600	euro	40.00	Enel Uniòn Fenosa Renovables SA	40.00
Boiro Energìa SA	Boiro (Spain)	Electricity generation from renewable resources	601,010	euro	40.00	Enel Uniòn Fenosa Renovables SA	40.00
Cogeneraciòn de Alcala AIE	Madrid (Spain)	Electricity generation from renewable resources	6,010	euro	30.00	Enel Uniòn Fenosa Renovables SA	30.00
Cogeneraciòn del Noroeste SL	Santiago de Compostela (Spain)	Electricity generation from renewable resources	3,606,000	euro	40.00	Enel Uniòn Fenosa Renovables SA	40.00
Depuraciòn Destilacion Reciclaje SL	Boiro (Spain)	Electricity generation from renewable resources	600,000	euro	40.00	Enel Uniòn Fenosa Renovables SA	40.00
Energìas Especiales Alcoholeras SA	Madrid (Spain)	Electricity generation from renewable resources	601,000	euro	50.00	Enel Uniòn Fenosa Renovables SA	50.00
Energias Especiales del Bierzo SA	Torre del Bierzo (Spain)	Electricity generation from renewable resources	1,635,000	euro	50.00	Enel Uniòn Fenosa Renovables SA	50.00
Gallega de Cogeneraciòn SA	Santiago de Compostela (Spain)	Electricity generation from renewable resources	1,803,000	euro	40.00	Enel Uniòn Fenosa Renovables SA	40.00
Parque Eòlico de A Capelada AIE	Santiago de Compostela (Spain)	Electricity generation from renewable resources	5,857,586.40	euro	50.00	Enel Uniòn Fenosa Renovables SA	50.00
Parque Eòlico de Barbanza SA	Santiago de Compostela (Spain)	Electricity generation from renewable resources	3,606,000	euro	25.00	Enel Uniòn Fenosa Renovables SA	25.00
Parque Eòlico de Malpica SA	La Coruna (Spain)	Electricity generation from renewable resources	2,854,750	euro	30.16	Enel Uniòn Fenosa Renovables SA	30.16
Parque Eòlico Montes de las Navas SA	Madrid (Spain)	Electricity generation from renewable resources	6,540,000	euro	20.00	Enel Uniòn Fenosa Renovables SA	20.00
Ufefys SL	Aranjuez (Spain)	Electricity generation from renewable resources	2,373,950	euro	40.00	Enel Uniòn Fenosa Renovables SA	40.00

Associates accounted for under the equity method at June 30, 2005

Company name	Registered office	Activity	Capital stock	Currency	% ownership	Held by	%
		at June 30, 2005

Aes Distribuidores Salvadoreños Y Compañia S. en C. de cv	San Salvador (El Salvador)	Electricity generation from renewable resources	200,000	SVC	20.00	Grupo EGI SA de cv	20.00
Aes Distribuidores Salvadorenos Ltda de cv	San Salvador (El Salvador)	Electricity generation from renewable resources	200,000	SVC	20.00	Grupo EGI SA de cv	20.00
Alpe Adria Energia SpA	Udine	Engineering, construction and management of interconnection power lines	120,000	euro	50.00	Enel Produzione SpA	50.00
Central Parks Sri	Rome	Engineering, construction and management of water systems	63,991	euro	40.00	Enel. NewHydro Sril	40.00
CESI — Centro Elettrotecnico Sperimentale Italiano Giacinto Motta SpA	Milan	Reserch and testing	8,550,000	euro	40.92	Enel SpA T.E.R.NA. — Trasmissione Elettricità Rete Nazionale SpA	25.92 15.00
Conipagnia Porto di Civitavecchia SpA	Civitavecchia (Rome)	Harbour construction	516,000	euro	25.00	Enel Produzione SpA	25.00
Eneco Energia Ecologica Sril	Predazzo (Trento)	Area heating networks	1,239,510	euro	49.02	Avisio Energia SpA	49.02
Energias Ambientales de Somozas SA	La Coruña (Spain)	Electricity generation from renewable resources	1,260,000	euro	19.40	Enel Uniòn Fenosa Renovables SA	19.40
Energìas Ambientales EASA SA	La Coruña (Spain)	Electricity generation from renewable resources	15,491,460	euro	30.00	Enel Uniòn Fenosa Renovables SA	30.00
Enerlasa SA	Madrid (Spain)	Electricity generation from renewable resources	1,021,700	euro	45.00	Enel Uniòn Fenosa Renovables SA	45.00
Euromedia Luxembourg One SA	Luxembourg	Venture capital	44,887,500	USD	28.57	WEBiz Holding BV	28.57
Gesam SpA	Lucca	Gas distribution	28,546,672	euro	40.00	Enel Rete Gas SpA	40.00
Hipotecaria de Santa Ana Ltda de cv	San Salvador (El Salvador)	Electricity generation from renewable resources	100,000	SVC	20.00	Grupo EGI SA de cv	20.00
Idrosicilia SpA	Palermo	Water sector	22,520,000	euro	40.00	Enel SpA	40.00
Immobiliare Foro Bonaparte SpA	Rome	Real estate management	55,000,000	euro	49.00	Enel Ape Srl (formerly Ape Gruppo Ensl Srl)	49.00
Immobiliare Porta Volta SpA	Milan	Real estate management	100,000	euro	49.00	Enel Ape Srl (formerly Ape Gruppo Eriel Srl)	49.00
Immopiliare Progetto Ostiense SpA	Rome	Real estate management	100,000	euro	49.00	Enel Ape Srl (formerly Ape Gruppo Enel Srl)	49.00
Leasys SpA	Fiumicino (Rome)	Motor vehicle leasing and management of corporate fleets and of motor vehicles in general	77,499,400	euro	49.00	Enel Ape Srl (formerly Ape Gruppo Enel Srl)	49.00
O&M Cocjeneration Inc.	Montreal (Quebec- CANADA)	Electricity generation from renewable resources	15	CAD	33.33	Hydrodev lnc.	33.33
Parque Eolico Capo Villano AIE	Madrid (Spain)	Electricity generation from renewable resources	1,260,712.44	euro	50.00	Enel Uniòn Fenosa Renovables SA	50.00
Promociones Energèticas del Bierzo SL	Ponferrada (Spain)	Electricity generation from renewable resources	12,020	euro	50.00	Enel Uniòn Fenosa Renovables SA	50.00
SIET- Società Inforrnazioni Esperienze Termoidrauliche SpA	Piacenza	Studies, projects and research in the thermal field	1,128,648	euro	41.55	Enel. New Hydro Srl	41.55
Sotavento Galicia SA	Santiago de Compostela (Spain)	Electricity generation from renewable resources	601,000	euro	18.00	Enel Uniòn Fenosa Renovables SA	18.00
Star Lake Hydra Partnership	St. John (Newfoundland - CANADA)	Electricity generation from renewable resources	—	—	49.00	CHI Hydroelectric Company Inc.	49.00
Tirmadrid SA	Valdemirgomez (Spain)	Electricity generation from renewable resources	16,828,000	euro	18.64	Enel Uniòn Fenosa Renovables SA	18.64

Other relevant equity investments at June 30, 2005

Company name	Registered office	Activity	Capital stock	Currency	% ownership	Held by	%

at June 30, 2005

Centro Energia Viterbo SpA	Viterbo	Research in the field of renewable resources	260,000	euro	14.00	Enel Rete Gas SpA	14.00
CO.FA.S.E. Srl	Canazei (Trento)	Cogeneration of electrical and thermal energy	25,500	euro	14.00	Avisio Energia SpA	14.00
Exstream Solutions Inc.	Cambridge (Massachusetts- USA)	Transmission of multimedia content and development of distance learning platforms	l1,940.79	USD	15.09	WEBiz Holding BV	15.09
GALSI SpA	Milan	Engineering in energy and infrastructure sector	3,100,000	euro	13.50	Enel Produzione SpA	13.50
International Multimedia University SpA	GualdoTadino (Perugia)	Distance training	132,000	euro	13.04	Sfera Srl	13.04
Janna Scrl	Cagliari	Information technology services	200,000	euro	17.00	Enel.Net Srl	17.00
LaGeo SA de cv	Ahuachapan (El Salvador)	Electricity generation from renewable resources	1,868,695,400	SVC	12.50	Enel Produzione SpA	12.50
MIX Srl	Milan	Promotion of internet services	99,000	euro	19.50	Italia On Line Srl IT- net Srl	9.75 9.75
NDD Servizi Srl	Asti	Telecommunications	10,000	euro	14.00	Delta SpA	14.00
Servizi Pubblici Teramani SpA	Teramo	Water sector	1,300,000	euro	15.00	C.A.R.T. Abruzzi Srl	15.00

Companies in liquidation or held for sale at June 30, 2005

Company name	Registered office	Activity	Capital stock	Currency	% ownership	Held by	%

at June 30, 2005

Climare Scrl (in liquidation)	Genoa	—	30,600	euro	66.66	Enel Distribuzione SpA	66.66
Enel Green Power Hellas SA(in liquidation)	Athens (Greece)	—	58,700	euro	100.00	Enel Produzione SpA	100.00
Enelco SA	Athens (Greece)	Construction, operation and management of plant	587,000	euro	50.00	Enelpower SpA	50.00
Hydrodev Limited Partnership	Montreal (Québec- Canada)	Electricity generation from renewable resources	—	—	49.00	CHI Canada Inc. Hydrodev Inc.	48.90 0.10
Pragma Energy Services Ltd (in liquidation)	London (United Kingdom)	—	2	GBP	100.00	Pragma Energy SA	100.00
Q-Channel SpA (in liquidation)	Rome	—	1,607,141	euro	24.00	Enel Ape Srl (formerly Ape Gruppo Enel Srl)	24.00
So.l.e. Milano H Scrl (in liquidation)	Rome	—	10,000	euro	70.00	Enel Sole Srl	70.00
Teggs SpA (in liquidation)	Vibo Valentia	—	100,000	euro	40.00	WEBiz Holding BV	40.00

Attachment B
Reconciliation of Italian GAAP to IAS-IFRS at June 30, 2004 and notes
We include below a preliminary reconciliation to IFRS of Consolidated Shareholders’ Equity at June 30, 2004 and net income for the first six months of 2004, as recorded under Italian GAAP
Statement of Changes in the Consolidated Shareholders’ Equity

			Income before
		Total consolidated	Minority interest for
		Shareholders’ Equity	the first six months
In millions of euro	Note	at June 30, 2004	of 2004

ITALIAN GAAP		22,260	2,099

Adjustments:
- Property, plant and equipment and related depreciation	1	264	(66)
- Start-up, development and advertising costs, and other intangible assets	2	(1,436)	66
- Goodwill	3	333	328
- Derivative financial instruments	4	(312)	15
- Employee benefits (e.g. termination benefits, stock option plans, Asem healthcare scheme, etc.)	5	(1,296)	(43)
- Provisions for risks and charges (restructuring, dismantling, breakdowns, etc.)	6	177	(64)
- Other adjustments	7	(55)	83

Tax impact of the adjustments		929	5

Total adjustments net of tax effects		(1,396)	324

IAS/IFRS		20,864	2,423
1.	Property, plant and equipment and related depreciation

Main adjustments to tangible fixed assets are reported below.

IFRS criteria require that each component of an item of property, plant and equipment, whose value is significant with respect to the overall cost of the relevant asset, be accounted for and depreciated separately.

Significant components identified, previously recorded and depreciated as part of a single asset under Italian GAAP, were thus accounted for and depreciated separately. The effect of this adjustment to the value of the Consolidated Shareholders’ Equity at June 30, 2004 is negative by approximately euro 26 million, reflecting the resulting increase in the depreciation charge.

IFRS require that land be recognized separately and not depreciated.

Land ancillary to buildings, previously amortized together with the building that insists on it, was accounted for separately and the related depreciation eliminated. The effect of such adjustment to the value of the Consolidated Shareholders’ Equity at June 30, 2004 is positive by approximately euro 79 million.

Contrary to Italian GAAP, under IFRS, when a plant or part of a plant is discontinued in advance, its depreciation plan has to be reviewed in line with the discontinuation plan (assessment of useful life).

Previous write-downs were therefore eliminated and a new depreciation plan determined. The effect of such adjustment to the value of the Consolidated Shareholders’ Equity at June 30, 2004 is positive by approximately euro 96 million.

IFRS require the capitalization and depreciation of estimated costs for the future dismantling and clean-up of productive sites and the recording of related accruals in a manner not contemplated by Italian GAAP.

Accruals for such costs must consequently be recorded in the provision for risks and charges, reviewing annually their current value. Accounting records were adjusted accordingly, as Italian GAAP do not provide either for the discounting of provisions to adjust them to their present value, nor the capitalization of such costs.

Related adjustments reduced Consolidated Shareholders’ Equity at June 30, 2004, as calculated in accordance with IFRS, by approximately euro 16 million.

2.	Start-up, development and advertising costs, and other intangible assets

In contrast to practice under Italian GAAP, IFRS no longer allow the capitalization of incorporation, start-up and advertising costs; as part of procedures for the First time adoption of IFRS, incorporation, start-up and advertising costs were therefore eliminated.

Such adjustment resulted in a reduction in the Consolidated Shareholders’ Equity at June 30, 2004 of approximately euro 57 million.

The capitalization of extraordinary contributions paid to the Electricity Industry Employee Pension Fund in three annual installments in 2000, 2001 and 2002 — as provided for by a specific law — is no longer allowed under IFRS, that require defined contribution plans to be recognized in the Income Statement on the basis of the amount of the contribution paid-out in each period.

Related adjustments reduced the Consolidated Shareholders’ Equity at June 30, 2004, as calculated in accordance with IFRS, by approximately euro 1,379 million.

3.	Goodwill

Goodwill may no longer be amortized and is to be subjected to annual impairment test. As required under IFRS 1, the net book value of goodwill, recorded under Italian GAAP at the transition date, is periodically subjected to impairment test and is no longer amortized.

Under IFRS, goodwill arising on equity investments outside the euro zone are translated at the exchange rate at the end of the accounting period.

The effect of such adjustment to the value of the Consolidated Shareholders’ Equity at June 30, 2004 is positive by approximately euro 333 million.

4.	Derivative financial instruments

In order to hedge against the risk of fluctuations in interest rates, exchange rates and commodity prices, the Group enters into derivative contracts to hedge specific transactions and the Group’s overall exposure.

IFRS establish specific rules for the valuation of financial derivatives that differ from those applied under Italian GAAP.

In particular, for financial derivatives used to hedge risks connected with future financial flows attributed to an asset, liability or future transaction (Cash Flow Hedges, CFH), main differences consist in:
▪	the recording of the financial derivative in the Balance Sheet at the fair value;

▪	the recording of the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge in the related reserve; and

▪	the recording of the ineffective portion of the gain or loss on the hedging instrument in the Income Statement.
With respect to financial derivatives used to hedge the risk of fluctuations in the fair value of an asset or liability recorded in the Balance Sheet (Fair Value Hedge on interest rates), main differences consist in:
▪	the recording in the Balance Sheet of the financial derivative at its fair value, as an asset or liability, as appropriate;

▪	the recording as an adjustment to the carrying amount of the hedged item of the gain or loss on the hedged item attributable to the hedged risk.
Related adjustments reduced the Consolidated Shareholders’ Equity at June 30, 2004, as calculated in accordance with IFRS, by euro 312 million.
5.	Employee benefits

IFRS include among types of benefits to employees “Retirement and post-employment benefits”. These represent benefits due to employees upon termination of their service. Under defined benefit plans, the actuarial risk (the risk that benefits are lower than expected) and the investment risk (the risk that assets invested will be insufficient to cover expected benefits to be paid-out) fall on the company and not on the employee. It becomes therefore necessary to record the present value, determined in accordance with a specific actuarial method, of the expected liability and costs and revenues relating to the accrual for the same, including financial charges and discounted gains and losses.
Benefits to be paid to Enel Group employees under defined benefit plans, consisting of employee termination indemnities, additional months’ pay (IMA), indemnities due in lieu of notice (ISP), loyalty bonuses, supplemental pension plan (PIA) and reductions on electricity tariffs, were accounted for as follows:
▪	recording and first-time valuing of:
—	liabilities for reductions on electricity tariffs;

—	loyalty bonus liabilities.
▪	application of the different valuation criteria for:
—	employee termination indemnities;

—	the provision for additional months’ pay and indemnities due in lieu of notice;

—	provisions for supplemental pension plan.
The most significant difference is represented by the recording of the liability relating to reductions on electricity tariffs granted to current and retired employees of the company, having a negative effect on the Consolidated Shareholders’ Equity at June 30, 2004 of about euro 961 million.
Other adjustments reduced the Consolidated Shareholders’ Equity at June 30, 2004 by approximately euro 335 million.
Under IFRS, stock options granted to employees are valued at their fair value at the time at which they are assigned. The cost of stock options assigned, represented by their fair value, is recorded in the Income Statement over the period in which the stock options may be exercised (vesting period), recording an equivalent amount in a specific Shareholders’ Equity reserve, with no impact on the Consolidated Shareholders’ Equity.
Italian GAAP do not provide for the recording in the Income Statement of such effects.
6.	Provisions for risks and charges

Under IFRS, accruals for risks and charges are recorded only when there exists a liability due to an event in the past, and the company has no realistic alternative to settling that obligation. Adjustments are limited to the provision for breakdowns, the provision for plant dismantling costs and the provision for corporate restructurings that under Italian GAAP did not meet these requirements. The effect of such adjustment to the value of the Consolidated Shareholders’ Equity at June 30, 2004 is positive by about euro 225 million.

Contrary to practice under Italian GAAP, moreover, under IFRS, liabilities for which provisions have been made that will become payable in future periods must be discounted to their present value.

The adjustment at June 30, 2004 includes also euro 48 million relating to the liability resulting from Terna’s bonus share granted to some shareholders, adjusted to take into account the current market value of the shares.

Related adjustments had the effect of increasing the Consolidated Shareholders’ Equity at June 30, 2004 by approximately euro 177 million.

7.	Other adjustments

Other adjustments relate primarily to the discounting of long-term receivables and payables, in addition to the reversal of deferred taxes, determining a negative impact on the Consolidated Shareholders’ Equity at June 30, 2004, as calculated in accordance with IFRS, of euro 55 million.

Approval of the Consolidated Financial Statements at June 30, 2005
The Half-Year Report at June 30, 2005 was approved by the Board of Directors of Enel at the meeting held on September 8, 2005.

Glossary
Cash-generating unit
The smallest identifiable group of assets that generates a positive cash flow that is highly independent from positive cash flows generated by other assets or groups of assets.
Deemed cost
Amount used as substitute of cost or discounted cost at a set date. Subsequent discounting is calculated based on the assumption that the entity had initially recorded the asset or liability at such predetermined date and the cost coincided, also at the same date, with the cost substitute.
Discontinued operation and continuing operation
Discontinued operation: a component of an entity that was either disposed of or classified under Assets held for disposal, and that:
▪	represents a significant independent business or geographical area in which the business operates;

▪	is a subsidiary acquired exclusively to be resold.
Continuing operation: ongoing concerns that are not held for disposal.
Fair value
Amount at which an asset can be exchanged, or a liability extinguished, in a free transaction between aware and available parties.
Impairment loss
Value by which the book value of an asset exceeds its retrievable value.
Ke
Represents the return expected by the shareholder, valued at the risk-free rate plus the premium expected by investors.

Value in use
Discounted value of expected future cash flows deriving from the continuous use of an asset and from its disposal at the end of its useful life.
Weighted Average Cost of Capital (WACC)
The weighted average cost of financing, capital and debt relating to a specific investment, generally calculated on the basis of an existing or ideal medium/long-term financial structure.

Report of the External Auditors on the half-year report as of June 30, 2005
To the shareholders of
Enel S.p.A.
1	We have reviewed the consolidated balance sheet, consolidated income statement and relative notes of Enel Group as at and for the six months ended 30 June 2005, which are included in the half year report of Enel S.p.A.. This half year report is the responsibility of the management of Enel S.p.A.. Our responsibility is to prepare this report based on our review. We have also reviewed the part of the directors’ report describing the activities of the Group for the period with the sole objective of verifying consistency with the remainder of the half year report.

2	We conducted our review in accordance with Consob (the Italian Commission for Listed Companies and the Stock Exchange) guidelines set out in Consob resolution no. 10867 dated 31 July 1997. The responsibility for the review of the half year report of the subsidiary Wind Telecomunicazioni S.p.A., accounting for €13,563 million of the caption “Discontinued operations” and a loss of €85 million of the caption “profit/loss of discontinued operations”, rests with other auditors. The review consisted primarily of the collection of information relating to the financial data and the consistency of application of the accounting policies through discussions with company management and analytical procedures applied to the financial data presented. The review excluded such audit procedures as tests of controls and verification or validation of assets and liabilities and is significantly less than an audit performed in accordance with generally accepted auditing standards. As a consequence, contrary to our reports on the consolidated financial statements, we do not express an opinion on the half year report.

3	With regard to the comparative figures relative to the annual consolidated financial statements of the previous year included in the consolidated balance sheet and consolidated income statement, reference should be made to our report on the “IFRS reconciliation schedules and disclosure of the effect of the transition to the IFRS” dated 14 June 2005.

Comparative figures relative to the half year report of the previous years have been restated in accordance with IFRS and the related IFRS reconciliation schedules have been derived from the half year figures prepared under previously-applicable accounting principles. We reviewed such half year figures, with respect to which reference should be made to our report dated 13 September 2004.

4	Based on our review, we are not aware of any material modifications or integrations that should be made to the consolidated balance sheet, consolidated income statement and relative notes described in paragraph 1 for them to be in conformity with the guidelines governing the preparation of the half year reports set out in article 81 of the Consob regulation approved with resolution no. 11971 dated 14 May 1999 and subsequent modifications and integrations.

5	We draw your attention to the disclosures provided by the directors in the half year report on the following matters:
•	the Enel Group has pending disputes and other uncertain positions, mainly of a tariff, environmental and urban nature. An unfavourable outcome of such matters, considered remote, could lead to costs being incurred, whose amount is however currently unquantifiable;

•	pursuant to Legislative decree no. 38/2005, the parent company Enel S.p.A. opted not to adopt the IFRS in the preparation of its separate annual financial statements as at and for the year ending 31 December 2005. Accordingly, the balance sheet and income statement of the parent company Enel S.p.A. attached to the half year report have been drawn up under Italian GAAP;

•	the consolidated balance sheet and consolidated income statement have been prepared using the measurement and recognition criteria required by IFRS in force at the date of preparation of the half year report. Such criteria may differ from those provided for by IFRS and in force at 31 December 2005 due to further orientations of the European Commission adopting the IFRS or the issue of new standards or interpretations by the relevant bodies.
Rome, 13 September 2005
KPMG S.p.A.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli

Name: Avv.Claudio Sartorelli
Title: Secretary of Enel Società per Azioni
Dated: September 27, 2005